Exhibit 2.1

SHARE PURCHASE AGREEMENT

by and among

2-10 HBW ACQUISITION, L.P.,

2-10 HOLDCO, INC.

And

FRONTDOOR, INC.

Dated as of June 3, 2024

-i-

4. REPRESENTATIONS AND WARRANTIES OF SELLER		39

4.1.	Organization	39
4.2.	Authorization	39
4.3.	Title to Shares	39
4.4.	No Violation or Approval; Consents	40
4.5.	Litigation; Governmental Orders	40
4.6.	Brokers	40

5. REPRESENTATIONS AND WARRANTIES RELATING TO BUYER		40

5.1.	Organization	40
5.2.	Authorization	40
5.3.	No Violation or Approval; Consents	41
5.4.	Litigation; Governmental Orders	41
5.5.	Available Funds; Solvency	41
5.6.	Debt Commitment Letter	41
5.7.	Brokers	42
5.8.	Investment Intent	42

6. CONDITIONS PRECEDENT TO THE OBLIGATIONS OF BUYER		43

6.1.	Representations and Warranties	43
6.2.	Performance of Obligations	43
6.3.	Company and Seller Compliance Certificates	43
6.4.	FIRPTA Certificate	43
6.5.	Injunctions	44
6.6.	HSR Act; Insurance Regulatory Approval	44
6.7.	No Material Adverse Effect	44
6.8.	Escrow Agreement	44
6.9.	Consolidated Financial Statements	44

7. CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY AND SELLER		44

7.1.	Representations and Warranties	44
7.2.	Performance of Obligations	44
7.3.	Buyer Compliance Certificate	45
7.4.	Injunctions	45
7.5.	HSR Act; Insurance Regulatory Approval	45
7.6.	Escrow Agreement	45

8. COVENANTS OF THE PARTIES		45

8.1.	Access to Premises and Information	45
8.2.	Conduct of Business Prior to the Closing	45

-ii-

8.3.	Confidentiality	48
8.4.	Preparation for Closing	50
8.5.	Business Records	52
8.6.	Employees	53
8.7.	Tax Matters	54
8.8.	Further Assurances	56
8.9.	Indemnification of Directors and Officers	56
8.10.	Representation and Warranty Policies	57
8.11.	280G	58
8.12.	Termination	58
8.13.	Exclusivity	58
8.14.	Notification	59
8.15.	Debt Financing	59
8.16.	Delivery of Financials	63

9. TERMINATION		64

9.1.	Termination	64
9.2.	Effect of Termination	65

10. MISCELLANEOUS		66

10.1.	Non-Survival of Representations, Warranties, Covenants and Agreements	66
10.2.	Notices	66
10.3.	Expenses of Transaction	67
10.4.	Entire Agreement	67
10.5.	Severability	67
10.6.	Amendment	67
10.7.	Parties in Interest	67
10.8.	Assignment	68
10.9.	Governing Law	68
10.10.	Consent to Jurisdiction	68
10.11.	Waiver of Jury Trial	69
10.12.	Reliance	69
10.13.	Specific Enforcement	69
10.14.	No Waiver	69
10.15.	Negotiation of Agreement	70
10.16.	Disclosure Schedules	70
10.17.	Non-Recourse	70
10.18.	DISCLAIMER	71

-iii-

10.19.	Due Diligence Review	72
10.20.	Attorney-Client Privilege and Waiver of Conflicts	72
10.21.	Release	73
10.22.	Headings	74
10.23.	Counterparts; Electronic Signature	74

-iv-

SCHEDULES

Schedule 1 – Closing Net Working Capital Calculation Schedule
Schedule 2 – Closing Regulatory Adjustment Schedule
Schedule 3 – Form of Escrow Agreement

Disclosure Schedules

-v-

SHARE PURCHASE AGREEMENT

This SHARE PURCHASE AGREEMENT (as amended, modified or supplemented from time to time, this “Agreement”) is made as of June 3, 2024, by and among 2-10 HBW Acquisition, L.P., a Delaware limited partnership (“Seller”), 2-10 Holdco, Inc., a Delaware corporation (the “Company”), and Frontdoor, Inc., a Delaware corporation (“Buyer”).

WHEREAS, Seller owns all of the outstanding shares of common stock, par value $0.001 per share, of the Company (such common stock being referred to herein as the “Common Stock” and such outstanding shares being referred to herein as the “Shares”); and

WHEREAS, Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, at the Closing (as defined below) all of the Shares, upon the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the premises, representations and warranties and mutual covenants and agreements contained herein and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the parties agree as follows:

1.	DEFINITIONS.

1.1. Certain Matters of Construction. For purposes of this Agreement, except as specified otherwise, the words “hereof”, “herein”, “hereunder” and words of similar import will refer to this Agreement as a whole and not to any particular Section or provision of this Agreement, and reference to a particular Section of this Agreement will include all subsections thereof. The word “party” will refer to Buyer, Seller and the Company. The words “include” and “including” mean including without limitation. The word “will” has the same meaning as the word “shall.” The word “or” shall not be exclusive. Definitions will be equally applicable to both the singular and plural forms of the terms defined, and references to the masculine, feminine or neuter gender will include each other gender. All references in this Agreement to any Section, Exhibit or Schedule will, unless otherwise specified, be deemed to be a reference to a Section, Exhibit or Schedule of or to this Agreement, in each case as such may be amended in accordance herewith, all of which are made a part of this Agreement. Unless otherwise provided, references to a particular statute or regulation include all rules and regulations thereunder and any successor statute, rules or regulations, in each case as amended or otherwise modified from time to time. The words “to the extent” mean the degree to which a subject or other item extends and shall not simply mean “if”. When calculating periods of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period will be excluded, and if the last day of such period is a non-Business Day, the period in question will end on the next succeeding Business Day. The words “made available to Buyer”, “provided to Buyer” or similar phrases used in this Agreement shall mean such documents or other materials were delivered to Buyer or its Representatives or were present in the electronic data room maintained by the Company and/or Seller for purposes of the transactions contemplated by this Agreement, in each case, at least one (1) Business Day prior to the date of this Agreement.

1.2. Certain Definitions. For purposes of this Agreement, the following terms will have the following meanings:

“Accounting Principles” means (i) the accounting methods, principles, practices, procedures, classifications, and categorizations, actually utilized in the preparation of the Financial Statements as of the Reference Balance Sheet Date which have been prepared in accordance with

GAAP (for the Group Companies other than the SAP Entities) or SAP (for the SAP Entities), and (ii) to the extent not addressed in clause (i) above, (a) for the Group Companies other than the SAP Entities, GAAP, and (b) for the SAP Entities, SAP. For the avoidance of doubt, clause (i) shall take precedence over clause (ii). For the avoidance of doubt, (1) the calculation (for purposes of calculating the Closing Regulatory Capital Amount) of the Company’s corporate building in Colorado shall be equal to $9,000,000, (2) the calculation of the Closing Regulatory Capital Amount shall exclude any increases in value attributed to intangible assets (including but not limited to internally developed software, the customer base, trademarks, insurance licenses) as compared to the amounts recorded in the Financial Statements as of the Reference Balance Sheet Date and (3) any intercompany balances among the Group Companies shall be reconciled and settled.

“Accrued Income Taxes” means an amount (which shall not be less than zero in any jurisdiction or for any taxpayer) equal to the aggregate liability for any accrued and unpaid Income Taxes of the Group Companies for any Pre-Closing Tax Period (or portions thereof) for which Tax Returns have not been filed as of the Closing Date or which, subject to the exclusion in clause (f) of this definition, have otherwise already been accrued by the Group Companies on their books and records (regardless of whether due and payable as of the Closing), determined as of the end of the Closing Date in accordance with Section 8.7.2 and Section 8.7.3, except as otherwise provided in the following sentence. Accrued Income Taxes shall be calculated (a) in a manner consistent with the past practice of the Group Companies other than as required by applicable Tax Law, (b) by assuming that no actions are taken on the Closing Date after the Closing outside the ordinary course of business and not provided for in this Agreement, (c) by excluding any Tax consequences resulting from any financing (or actions taken in respect of any financing) incurred by Buyer or any of its Affiliates in connection with the transactions contemplated by this Agreement, (d) by taking into account in the Pre-Closing Tax Period that includes the Closing Date any Transaction Tax Deductions of the Group Companies to the maximum extent permitted under applicable Income Tax Law at a “more likely than not” or higher level of comfort, (e) by taking into account any prepayment of Taxes (including estimated Taxes) prior to the Closing that actually reduce Income Taxes of the Group Companies for a Pre-Closing Tax Period, (f) by excluding any deferred Tax liabilities and assets or reserves for uncertain Tax positions, and (g) by taking into account Income Taxes only for jurisdictions in which the Company or the applicable Group Company (i) filed a Tax Return for the taxable year ending December 31, 2022, (ii) commenced business activities on or after January 1, 2023, or (iii) have, subject to the exclusion in clause (f) of this definition, otherwise already accrued Income Taxes on their books and records.

“Action” means any claim, suit, litigation, action, lawsuit, dispute, investigation, inquiry, arbitration or proceeding brought by or before any Governmental Authority.

“Actual Fraud” means an actual fraud with respect to the representations and warranties made in Articles 3, 4 or 5 of this Agreement, which involves a knowing and intentional misrepresentation of fact in such representations and warranties material to the Contemplated Transactions with the intent or expectation of inducing any other party hereto to rely thereon and upon which such other party relied to its detriment under applicable Laws and this Agreement (including any statement or omission in any schedule or certificate delivered pursuant to this Agreement) and for the avoidance of doubt, excluding any theory of fraud premised upon constructive fraud, negligent misrepresentation or omission, recklessness or negligence.

“Adjustment Cap” means an amount equal to the Escrow Amount.

“Affiliate” means, as to any Person, any other Person controlling, controlled by or under common control with such Person, or, as to a Person that is a natural Person, any other Person who is a member of such natural Person’s immediate family (i.e., a spouse, parent, child (including an adopted child) or grandchild of that individual). For the purposes of this definition, “controlling”, “controlled” and “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“Affiliated Group” means any affiliated, consolidated, combined or unitary group for purposes of filing Income Tax Returns, including an “affiliated group” within the meaning of Section 1504(a) of the Code or any similar provision of state, local or foreign Law.

“Agreement” is defined in the Preamble.

“Alternative Financing” is defined in Section 8.15.3.

“Anti-Corruption Laws” means the provisions of the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the provisions of any other applicable domestic or foreign anti-corruption Laws.

“Base Purchase Price” means five hundred eighty five million dollars ($585,000,000).

“Business” means the business of the Group Companies as conducted as of the date hereof.

“Business Day” means any day other than a Saturday, a Sunday or a day on which banking institutions are required or authorized to close in the City of San Francisco, California.

“Buyer” is defined in the Preamble.

“Buyer Credit Agreement” means that certain Amended and Restated Credit Agreement, dated as of June 17, 2021, by and among Buyer, the Subsidiary Borrowers (as defined therein) from time to time party thereto, the Lenders (as defined therein) from time to time party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent, Collateral Agent, Swing Line Lender and Issuing Bank (each, as defined therein), as amended, restated, amended and restated, supplemented or otherwise modified from time to time in accordance with Section 8.15.3.

“Buyer Group” is defined in Section 8.6.1.

“Buyer Material Adverse Effect” is defined in Section 7.1.

“Buyer Plans” is defined in Section 8.6.2.

“Closing” is defined in Section 2.3.

“Closing Cash” means, without duplication, for the Group Companies other than the Regulated Entities (except in respect of any Fiduciary Surplus), as of the Measurement Time, an amount equal to the sum of all unrestricted cash and cash equivalents, including demand deposits, money market or similar accounts and short-term investments, in all cases to the extent readily convertible to cash within thirty (30) days, of such Group Companies and shall include any Fiduciary Surplus, deposits and other uncleared receipts in transit, but net of uncleared checks and pending transfers issued by such Group Companies, and excluding any Restricted Cash; provided, that the Closing Cash will exclude any amounts of cash used by such Group Companies after the Measurement Time and prior to the Closing.

“Closing Condition Financial Statements” is defined in Section 8.16.2.

“Closing Date” is defined in Section 2.3.

“Closing Funded Reserves Amount” means the aggregate amount of cash funded reserves set aside in statutory funded reserve accounts for the Regulated Entities (calculated on an entity by entity basis other than HBRWC, which will be calculated by each state), as of the Measurement Time, calculated in accordance with the applicable rules and regulations of the relevant Governmental Authorities for each applicable jurisdiction.

“Closing Indebtedness” means the Indebtedness determined as of immediately prior to the Closing.

“Closing Net Working Capital Amount” means, for the Group Companies other than the Regulated Entities, the Current Assets minus the Current Liabilities as of the Measurement Time; provided, that the Closing Net Working Capital Amount shall not take into account any assets or liabilities otherwise taken into account in calculating the Purchase Price pursuant to Section 2.2. Closing Net Working Capital Amount shall be determined and calculated in accordance with the Accounting Principles and in a manner consistent with the form and format in the Closing Net Working Capital Calculation Schedule.

“Closing Net Working Capital Calculation Schedule” means a sample calculation of the Closing Net Working Capital Amount as of the date set forth therein, attached hereto as Schedule 1, which has been provided for illustration purposes only.

“Closing Regulatory Adjustment” means the amount (which may be positive or negative) (calculated on an entity by entity basis other than HBRWC, which will be calculated by each state) equal to the lesser of (1) the amount (which may be positive or negative) equal to (A) Closing Regulatory Capital Amount less (B) Minimum Regulatory Capital Amount and (2) the amount (which may be positive or negative) equal to (A) Closing Funded Reserves Amount less (B) Required Funded Reserves Amount.

“Closing Regulatory Adjustment Schedule” means a sample calculation of the Closing Regulatory Adjustment as of the date set forth therein, attached hereto as Schedule 2, which has been provided for illustration purposes only.

“Closing Regulatory Capital Amount” means the aggregate Regulatory Capital for the Regulated Entities, as of the Measurement Time. Closing Regulatory Capital Amount shall be determined and calculated in accordance with the Accounting Principles and in a manner consistent with the presentation in the Closing Regulatory Adjustment Schedule.

“Closing Statement” is defined in Section 2.5.2.

“Closing Statement Due Date” is defined in Section 2.5.2.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” is defined in the Preamble.

“Company Intellectual Property Rights” means all Intellectual Property Rights owned or purported to be owned by the Group Companies, including those used by the Group Companies in connection with the Business, and including all Intellectual Property Rights in and to Company Technology.

“Company Plan” means each Employee Plan that a Group Company sponsors, maintains, contributes to or is obligated to contribute to, and which benefits any Group Company’s current or former employees, directors or individual service providers or under or with respect to which any Group Company has any current or contingent liability or obligation.

“Company Registered IP” is defined in Section 3.11.1.

“Company Technology” means any and all Technology owned and used by the Group Companies in connection with the Business.

“Confidentiality Agreement” is defined in Section 8.1.

“Consolidated Annual Financial Statements” is defined in Section 8.16.

“Consolidated Interim Financial Statements” is defined in Section 8.16.

“Contemplated Transactions” means the transactions contemplated by this Agreement and any other Transaction Documents.

“Continuing Employee” is defined in Section 8.6.1.

“Contract” means any written or oral contract, agreement, lease, license, sublicense, instrument, note, commitment, mortgage, loan, credit agreement, or other agreement or undertaking (other than an Employee Plan).

“COVID-19” means SARS-CoV-2 or COVID-19, and any variants, evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks.

“Current Assets” means the consolidated current assets of the Group Companies other than the Regulated Entities, determined in accordance with the Accounting Principles provided, that (a) Closing Cash, Restricted Cash and Closing Regulatory Capital Amount shall not constitute Current Assets, (b) Income Tax assets and deferred Tax assets will not constitute Current Assets and (c) loans or amounts receivable from Seller or its Affiliates will not constitute Current Assets.

“Current Liabilities” means the consolidated current liabilities of the Group Companies other than the Regulated Entities, determined in accordance with the Accounting Principles; provided, that the following will not constitute Current Liabilities: (i) Closing Indebtedness (including any accrued interest related thereto or assets or contra liabilities in respect of Indebtedness (including any unamortized debt issuance costs)), (ii) Income Tax liabilities and deferred Tax liabilities and (iii) Transaction Expenses.

“D&O Indemnified Person” is defined in Section 8.9.1.

“D&O Insurance” is defined in Section 8.9.2.

“Debt Commitment Letter” means that certain Commitment Letter dated June 3, 2024, by and among Buyer and the Debt Financing Sources party thereto (together with all exhibits, schedules, annexes and other attachments), as amended, restated, amended and restated, supplemented or otherwise modified from time to time, or to the extent used to finance the transactions contemplated by this Agreement, replaced by any commitment letter or any definitive documentation in respect of any debt facilities, in each case, in accordance with the requirements of Section 8.15.3.

“Debt Financing” means the debt financing committed pursuant to the Debt Commitment Letter to the extent used to finance the transactions contemplated by this Agreement.

“Debt Financing Parties” means (a) the Debt Financing Sources, (b) all Affiliates of the Debt Financing Sources, and (c) all current, former or future directors, officers, managers, members, employees, partners, trustees, shareholders, equityholders, limited partners, controlling persons, agents, advisors, attorneys and representatives of each Person identified in the foregoing clauses (a) and (b) and, in each case of clauses (a) through (c), their respective successors and assigns; provided, that Buyer and its Affiliates shall not constitute Debt Financing Parties.

“Debt Financing Party Related Proceeding” is defined in Section 10.9.

“Debt Financing Sources” means the Persons, including lenders, agents, managers, arrangers, bookrunners and other financial institutions, that have committed to provide or agree to arrange, syndicate, underwrite, purchase or place, or otherwise enter into agreements in connection with, the Debt Financing (including any Alternative Financing), in connection with the transactions contemplated by this Agreement, including the parties to the Debt Commitment Letter (or any engagement letters, purchase agreements, joinder agreements, indentures or credit agreements entered pursuant or relating to any Debt Financing).

“Debt Payoff Amount” is defined in Section 2.4.1(d).

“Debt Payoff Letters” means payoff letters, in form and substance reasonably acceptable to Buyer, from the administrative agent of the Existing Credit Agreement indicating that upon payment of a specified amount, all of such Indebtedness shall be repaid and satisfied in full, and providing for the release of encumbrances securing the obligations under the Existing Credit Agreement (including through the filing of UCC financing statements (and other required termination statements) to effect the release and termination of all such encumbrances), release of the applicable Group Companies from any obligations under such Indebtedness, and delivery of all possessory collateral in the possession of the administrative agent of the Existing Credit Agreement.

“Deficiency Amount” is defined in Section 2.5.5.

“Designated Accounting Firm” is defined in Section 2.5.3(d).

“Disclosure Schedules” means the various disclosure schedules to this Agreement that are being delivered by Seller and the Company in connection with the execution and delivery hereof.

“Dispute Notice” is defined in Section 2.5.3(b).

“Employee Plan” means any written plan, program, policy or arrangement that is (a) an employee benefit plan within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA, (b) a stock bonus, stock ownership, stock purchase, equity or equity-based incentive or (c) any other employment, bonus, deferred-compensation, retirement, retiree medical or life insurance, severance, termination, separation, transaction, change in control, retention, health or welfare, cash incentive or commission, employee loan, profit-sharing, vacation, holiday, paid time off, or material fringe-benefit plan, program, policy, contract, agreement or arrangement.

“Enforceability Exceptions” is defined in Section 3.2.

“Environmental Laws” means all Laws relating to pollution, protection of the environment, and as it relates to Hazardous Substances, public or worker health or safety.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Escrow Account” means the account established by the Escrow Agent pursuant to the terms of the Escrow Agreement into which the Escrow Amount will be deposited at the Closing.

“Escrow Agent” means Citibank, N.A., in its capacity as escrow agent.

“Escrow Agreement” means the Escrow Agreement to be entered into on or prior to the Closing Date by and among Buyer, the Escrow Agent and Seller, substantially in the form attached hereto as Schedule 3.

“Escrow Amount” means ten million dollars ($10,000,000).

“Escrow Funds” means, as of any date of determination, the amount of funds then held by the Escrow Agent in the Escrow Account pursuant to the Escrow Agreement.

“Estimated Closing Cash” is defined in Section 2.5.1.

“Estimated Closing Indebtedness” is defined in Section 2.5.1.

“Estimated Closing Net Working Capital Amount” is defined in Section 2.5.1.

“Estimated Closing Regulatory Adjustment” is defined in Section 2.5.1.

“Estimated Closing Statement” is defined in Section 2.5.1.

“Estimated Purchase Price” means an amount in cash equal to (a) the Base Purchase Price, plus (b) the Estimated Closing Cash, minus (c) the Estimated Closing Indebtedness, minus (d) the Estimated Transaction Expenses, (e) either (i) plus the amount, if any, by which the Estimated Closing Net Working Capital Amount exceeds the Target Net Working Capital Amount or (ii) minus the amount, if any, by which the Target Net Working Capital Amount exceeds the Estimated Closing Net Working Capital Amount, plus (f) the Estimated Closing Regulatory Adjustment.

“Estimated Transaction Expenses” is defined in Section 2.5.1.

“Excess Amount” is defined in Section 2.5.4.

“Existing Credit Agreement” means the Credit Agreement, dated October 31, 2018, by and among various lender parties thereto, Alter Domus (US) LLC, BlackRock Capital Investment Advisors, LLC, the Company and 2-10 HBW Acquisition, L.P., as amended, restated, amended and restated, supplemented or otherwise modified from time to time.

“Expert Calculations” is defined in Section 2.5.3(d).

“Expiration Date” is defined in Section 9.1.4.

“Fiduciary Deficit” or “Fiduciary Surplus” means an amount equal to the result of the calculation of (a) cash collected and held (as cash, cash equivalents or Restricted Cash) by HBWC for unremitted insurance premiums minus (b) current and non-current insurance company premium payables to Risk Retention Group by HBWC and any other payables in connection with insurance premiums, fees or commissions held in a fiduciary capacity, where a resulting negative amount shall be a “Fiduciary Deficit,” and a resulting positive amount shall be a “Fiduciary Surplus.”

“Financial Statements” is defined in Section 3.5.

“Fundamental Representations” means the representations and warranties expressly set forth in Sections 3.1 (Organization), 3.2 (Authorization), 3.3 (Capitalization and Subsidiaries), 3.4.3 (No Violations of Organizational Documents), 3.19 (Brokers), 4.1 (Organization), 4.2 (Authorization), 4.3 (Title to Shares) and 4.6 (Brokers).

“GAAP” means United States generally accepted accounting principles.

“Governmental Authority” means any United States or foreign federal, state, provincial, municipal or local government, or political subdivision thereof, or any multinational organization or authority, or any other authority, agency, ministry or commission entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power, any court or tribunal (or any department, bureau or division thereof).

“Governmental Order” means any ruling, award, decision, injunction, judgment, writ, stipulation, determination order or decree entered, issued or made by, or any settlement under the jurisdiction of, any Governmental Authority.

“Group Companies” means the Company and its Subsidiaries.

“Group Related Person” is defined in Section 3.15.

“Hazardous Substance” means any petroleum, or any fraction thereof, asbestos, per-and polyfluoroalkyl substances, polychlorinated biphenyls, radon, noise, radio frequency emissions, electromagnetic waves, and any material, substance or waste listed, defined or regulated as a pollutant, contaminant or toxic or hazardous (or words of similar meaning) under any applicable Environmental Law.

“HBRWC” means Home Buyers Resale Warranty Corporation, a Michigan corporation.

“HBW-CA” means 2-10 HBW Warranty of California, Inc., a California corporation.

“HBW-OK” means 2-10 HBW Warranty of Oklahoma, Inc., an Oklahoma corporation.

“HBW-VA” means 2-10 Home Buyers Warranty of Virginia, Inc., a Virginia corporation.

“HBWC” means Home Buyers Warranty Corporation, a Colorado corporation.

“HBWC-VI” means Home Buyers Warranty Corporation VI, a Florida corporation.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1974.

“Inbound IP Contracts” is defined in Section 3.11.5.

“Income Tax” means any Taxes imposed on or based on or measured with respect to net income or gross receipts (however denominated), including any withholding and franchise Taxes measured or imposed by reference to such income.

“Income Tax Return” means any Tax Return with respect to Income Taxes.

“Indebtedness” means, as of any time of determination, for the Group Companies other than the Regulated Entities and without duplication, all outstanding liabilities of the Group Companies: (a) in respect of indebtedness for borrowed money, (b) evidenced by notes, bonds, debentures or other debt securities or similar instruments, (c) with respect to letters of credit, performance bonds, surety bonds, bank guarantees, bankers’ acceptances or other similar instruments, in each case, only to the extent called or drawn, (d) for the lease liability under all capital or finance leases in the Financial Statements of such Group Companies or determined in accordance with the Accounting Principles, (e) for the deferred purchase price of property, services, assets or securities, including “earn-outs”, escrows, “seller notes” and similar payments, calculated as the maximum amount payable (other than ordinary course trade accounts payable (to the extent captured within the Closing Net Working Capital Amount)), (f) under any interest rate or currency swap agreement, forward contract or interest rate or currency hedge agreements to which any such Group Company is a party, assuming such agreements were terminated as of the time of determination, (g) equal to the amount of Accrued Income Taxes, (h) with respect to any Fiduciary Deficit, (i) for post-retirement welfare benefits and unfunded or underfunded obligations under any defined benefit retirement plan or any non-qualified deferred compensation plan, (j) with respect to guarantees of obligations of the types described in clauses (a) through (i) above of any other Person or (k) with respect to any accrued or unpaid interest and fees and other payment obligations including prepayment penalties, costs, breakage, premiums or other amounts related to any of the foregoing, but excluding any, for the avoidance of doubt, all Tax liabilities other than with respect to clause (g) above; provided, that Indebtedness shall not take into account (i) any amount included in Transaction Expenses or otherwise treated as a liability in the calculation of Closing Net Working Capital Amount, (ii) any intercompany obligations solely between or among the Group Companies (to the extent reconciled or settled prior to the Closing), (iii) obligations under operating leases (to the extent captured within the Closing Net Working Capital Amount) or (iv) credit applications, agreements and such other purchasing arrangements used to purchase equipment and supplies, and any related invoices, in connection with the suppliers and vendors supporting home service Contracts, in the ordinary course of business (to the extent captured within the Closing Net Working Capital Amount).

“Insurance Group” means HBW Insurance Group, Inc., a Delaware corporation, and its Subsidiaries.

“Insurance Law” means all applicable requirements established by Law relating to the underwriting, pricing, sale, issuance, marketing, advertising and administration of insurance products (including licensing and appointments) and home service Contract products and all Laws regulating the business and products of insurance and home services Contract products and all applicable Governmental Orders of applicable insurance regulatory authorities and home service Contract regulatory authorities to which any of the Regulated Entities is subject. For the avoidance of doubt, insurance products and service Contract products include Contracts of insurance issued by Risk Retention Group in connection with the new home structural warranty programs for home builders and home service Contract products issued by the Regulated Entities (other than Risk Retention Group).

“Insurance Policies” is defined in Section 3.17.

“Intellectual Property Rights” means all right, title and interests in and to all intellectual property rights of every kind and nature however denominated, throughout the world, including: (a) patents, copyrights, mask work rights, confidential information, trade secrets, know-how, methods, processes, database rights and all other proprietary rights in Technology; (b) trademarks, trade names, service marks, service names, brands, trade dress and logos, and the goodwill and activities associated therewith; (c) domain names and social media identifiers; (d) any and all registrations, applications, recordings, licenses, common-law rights, statutory rights and contractual rights relating to any of the foregoing; and (e) all Actions and rights to sue at law or in equity for any past or future infringement or other impairment of any of the foregoing, including the right to receive all proceeds and damages therefrom, and all rights to obtain renewals, continuations, divisions or other extensions of legal protections pertaining thereto.

“IP Contracts” is defined in Section 3.11.5.

“Keep Well Agreement” means that certain Keep Well Agreement, dated October 31, 2018, by and between 2-10 HBW Holdings, L.P. and Risk Retention Group.

“Knowledge of the Company” means the actual knowledge, after reasonable inquiry, of Ryan O’Hara, Richard Stanek, Michael Fletcher and Kevin Miller.

“Law” means any federal, state, provincial, municipal or local statute, law (including common law), by-law, ordinance, code, rule, treaty, regulation, Governmental Order or other directive or legal restraint issued, promulgated or enforced by a Governmental Authority.

“Leased Real Property” is defined in Section 3.9.2.

“Lien” means any hypothecation, mortgage, pledge, lien, claim, security or adverse ownership interest, encumbrance, servitude, deed of trust, charge, easement, right of first offer or refusal or other similar restriction.

“Lookback Date” means January 1, 2021.

“Material Adverse Effect” means any event, change, fact, condition, circumstance or occurrence that, when considered individually or in the aggregate with all other events, changes, facts, conditions, circumstances or occurrences, (i) has or would reasonably be expected to prevent or materially impair the ability of any Group Company to perform its respective obligations under this Agreement and the other Transaction Documents or consummate the Contemplated Transactions or (ii) has or would reasonably be expected to have a material adverse effect on, or material adverse change in, the Business, assets, liabilities, properties, operations, condition (financial or otherwise) or results of operations of the Group Companies, taken as a whole; provided, however, that, solely for purposes of the foregoing clause (ii), any such event, change, fact, condition, circumstance, occurrence or effect caused by or resulting from any of the following shall not be considered, and shall not be taken into account in determining the existence of, a “Material Adverse Effect”: (a) the announcement, pendency or consummation of the Contemplated Transactions, or the execution of this Agreement or the performance of obligations hereunder, including the impact of any of the foregoing on relationships with customers, suppliers, employees or independent contractors (provided that this clause (a) shall not apply with respect to any representation or warranty in this Agreement, any certificate delivered pursuant hereto or any related closing condition which addresses the Company’s or Seller’s ability to enter into this Agreement or to perform its respective obligations hereunder or the consequences resulting from the announcement or pendency of the transactions contemplated by this Agreement), (b) changes after the date hereof in the conditions affecting the global economy or the financial, credit, commodities or capital markets as a whole (including changes in interest rates), or generally affecting the industries in which the Group Companies conduct their Business, (c) any change after the date hereof in, adoption of, or change in the interpretation of any Law, including any Insurance Law, GAAP, or SAP, (d) changes after the date hereof in any national or international political or social conditions, including the engagement or continuation of the United States (or any other country or territory) in hostilities or the escalation thereof, or the occurrence or the escalation of any military or terrorist attack upon the United States (or any other country or territory), any of its respective territories, possessions, diplomatic or consular offices or upon any military installation, equipment or personnel of the United States (or any other country or territory), or any cyber terrorism, including the impact of any sanctions or embargoes related thereto, (e) pandemics, earthquakes, hurricanes, floods or other natural disasters (including COVID-19), (f) the failure by any of the Group Companies to meet any revenue or earnings projections, forecasts or predictions (it being understood that the underlying cause of any such failure may be taken into consideration when determining whether a Material Adverse Effect has occurred to the extent not otherwise excluded hereunder by operation of another clause of this definition), (g) any action taken by, or at the request of, Buyer or any of its Affiliates with respect to the Contemplated Transactions or with respect to the Group Companies, or (h) any action by Seller or its Affiliates required to be taken by the express terms of this Agreement; except, in the case of any of the foregoing clauses (b), (c), (d) and (e) to the extent such event, change, fact, condition, circumstance, occurrence or effect would have, or be reasonably expected to have, a material and disproportionate effect on the Group Companies (taken as a whole) compared to other similarly situated Persons operating in the industries and geographic regions in which the Group Companies conduct their Business.

“Material Contract” is defined in Section 3.14.1.

“Material Customer” is defined in Section 3.21.

“Material Vendors” is defined in Section 3.20.

“Measurement Time” means 11:59 p.m. (San Francisco, California time) on the calendar day immediately preceding the Closing Date.

“Minimum Regulatory Capital Amount” means the aggregate minimum Regulatory Capital required to be maintained by such Regulated Entities.

“Non-Recourse Party” is defined in Section 10.17.1.

“Off-The-Shelf Software” means any commercially available, “off the shelf” software, product or service used by the Group Companies in the Business that is licensed from a third party on a non-exclusive basis with fees less than $500,000 per year.

“Operating Group” means HBW Holdings, Inc., a Delaware corporation, and its Subsidiaries.

“Organizational Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its affairs, such as the certificate or articles of incorporation, organization or formation of such Person and any limited liability company, operating or partnership agreement, by-laws or similar documents or agreements relating to the legal organization of such Person.

“Outbound IP Contracts” is defined in Section 3.11.5.

“Overpayment” is defined in Section 8.7.8.

“Permits” is defined in Section 3.12.2.

“Permitted Liens” means (a) statutory Liens for Taxes, special assessments or other governmental and quasi-governmental, in each case, that are charges not yet due and payable or the amount or validity of which is being contested in good faith and for which an adequate reserve has been established on the Financial Statements in accordance with, in the case of Group Companies other than the Regulated Entities, GAAP or, in the case of the Regulated Entities, SAP, (b) landlords’, warehousepersons’, mechanics’, materialmens’ or carriers’ Liens and other similar Liens arising or incurred in the ordinary course of business in each case, that are charges not yet due and payable or the amount of validity of which is being contested in good faith and for which an adequate reserve has been established on the Financial Statements in accordance with, in the case of Group Companies other than the Regulated Entities, GAAP or, in the case of the Regulated Entities, SAP, (c) Liens incurred or deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance, old age pension programs, in each case, mandated under applicable Laws or other social security regulations, (d) zoning, building, entitlement and other land use regulations or restrictions that are not violated in any material respect by the current use or occupancy of any property subject thereto, (e) the interests of the lessors and sublessors of any leased properties and leases and notices of leases, (f) easements, servitudes, rights of way and other imperfections of title, encroachments or encumbrances that are matters of record or do not materially interfere with the present use of the property related thereto, (g) any non-exclusive license of Intellectual Property Rights granted in the ordinary course of business, (h) rights relating to the construction and maintenance in connection with any public utility of wires, poles, pipes, conduits and appurtenances thereto, on, under or above the Real Property which, individually or in the aggregate, do not materially impair the continued use of the Real Property for the purposes for which it is currently used in the Business, and (i) Liens set forth on Schedule 1.2(a).

“Person” means any natural person or any corporation, partnership, limited liability company, trust, joint venture, association or other similar legal entity or Governmental Authority.

“Personal Data” means any data or information (a) that identifies or is reasonably capable of being associated with an identified natural person or (b) that is defined as “personal data,” “personal information” or any other similar term under applicable Privacy Laws.

“Post-Closing Representation” is defined in Section 10.20.

“Post-Closing Tax Period” means any taxable period or portion of a Straddle Period beginning after the Closing Date.

“Pre-Closing Representation” is defined in Section 10.20.

“Pre-Closing Tax Period” means any taxable period ending on or prior to the Closing Date and the portion of any Straddle Period through the end of the Closing Date.

“Prior Company Counsel” is defined in Section 10.20.

“Privacy and Data Security Policies” is defined in Section 3.11.7(a).

“Privacy and Security Requirements” means (i) all of the following to the extent applicable to Processing by or on behalf of the Group Companies or otherwise relating to privacy, data and cyber security, or security breach notification requirements and applicable to each Group Company or to the conduct of their respective businesses: (a) all applicable Privacy Laws, and (b) provisions in Contracts between any Group Company and any Person and (ii) all applicable Privacy and Data Security Policies.

“Privacy Laws” means Laws and binding industry or self-regulatory organization standards relating to the Processing or protection of Personal Data and that apply to the Group Companies’ Business.

“Process”, “Processing” or “Processes” means the collection, compilation, receipt, access, acquisition, use, storage, processing, recording, distribution, transfer, import, export, protection (including security measures), destruction, disposal or disclosure or other activity regarding data (whether electronically or in any other form or medium).

“Purchase Price” means an amount in cash equal to (a) the Base Purchase Price, plus (b) the Closing Cash, minus (c) the Closing Indebtedness, minus (d) the Transaction Expenses, (e) either (i) plus the amount, if any, by which the Closing Net Working Capital Amount exceeds the Target Net Working Capital Amount or (ii) minus the amount, if any, by which the Target Net Working Capital Amount exceeds the Closing Net Working Capital Amount, plus (f) the Closing Regulatory Adjustment.

“Qualifying Termination” is defined in Section 9.2.2(a).

“Qualifying Termination Fee” is defined in Section 9.2.2(a).

“Real Property” means the Owned Real Property and the Leased Real Property, collectively.

“Real Property Leases” is defined in Section 3.9.2.

“Records” is defined in Section 8.1.

“Reference Balance Sheet Date” is defined in Section 3.5.

“Regulated Entities” means Risk Retention Group, HBRWC, HBWC-VI, HBW-OK, HBW-VA and HBW-CA.

“Regulatory Capital” means, for the Regulated Entities, as of any date of determination, the total amount of capital, surplus and/or other net assets of the applicable Regulated Entity determined in accordance with the Accounting Principles.

“Reinsurance Agreement” is defined in Section 3.12.7.

“Related Party Contract” is defined in Section 3.15.

“Remedial Action” is defined in Section 8.4.1(b).

“Representative” means, with respect to any Person, such Person’s directors, officers or employees and any agent, consultant, legal, accounting, financial or other advisor or other representative of such Person, including legal counsel, accountants and financial advisors.

“Required Funded Reserves Amount” means the aggregate minimum amount of funded reserves required to be set aside for the Regulated Entities (calculated on an entity by entity basis other than HBRWC, which will be calculated by each state) calculated in accordance with the applicable rules and regulations of the relevant Governmental Authorities for each applicable jurisdiction.

“Required Uses” is defined in Section 5.6.

“RESPA” is defined in Section 3.12.8.

“Restricted Cash” means, without duplication, for the Group Companies other than the Regulated Entities, as of the Measurement Time, an amount equal to the sum of all security deposits or escrow deposits, cash or cash equivalents not available for free use or distribution without restrictions or limitations on use (including restrictions on dividends and repatriations) under Contract or applicable Laws; provided, that Restricted Cash shall exclude any Fiduciary Surplus or Fiduciary Deficit.

“Review Period” is defined in Section 2.5.3(b).

“Risk Retention Group” means New Home Warranty Insurance Company, a Risk Retention Group, a District of Columbia domiciled risk retention group.

“Sanctioned Country” means any country or territory that is the subject or target of comprehensive Sanctions (at the time of this Agreement, Cuba, Iran, North Korea, Syria, the Crimea, Kherson, Zaporizhzhia, so-called Donetsk People’s Republic, and so-called Luhansk People’s Republic regions of Ukraine).

“Sanctioned Person” means: (i) a Person that is currently the subject or target of any Sanctions; (ii) a Person listed in any Sanctions-related list of designated Persons; (iii) a Person located, organized or resident in a Sanctioned Country; or (iv) a Person owned or controlled by any Person or Persons specified in the foregoing clauses (i) through (iii).

“Sanctions” means all applicable export control and economic sanctions laws, regulations, and executive orders of the United States (including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, and the U.S. Department of Commerce), and any other relevant sanctions or export control authority.

“SAP” means Statutory Accounting Principles, prepared in accordance with the policies detailed within the NAIC Accounting Practices and Procedures Manual and applicable to the NAIC Property and Casualty Annual Statement, after giving effect to any permitted practices allowed by the respective Regulated Entities’ applicable insurance regulator.

“SAP Entities” means all Regulated Entities except for HBRWC, HBW-OK and HBW-VA.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Security Breach” means any (i) unauthorized acquisition of, access to, or loss or misuse (by any means) of, Personal Data, (ii) unauthorized or unlawful Processing, sale or rental of Personal Data, or (iii) other act or omission that compromises the security, integrity, availability or confidentiality of Personal Data.

“Seller” is defined in the Preamble.

“Seller Pre-Closing Communications” is defined in Section 10.20.

“Shares” is defined in the Recitals.

“Solvent” means, with respect to any Person, that (i) the sum of the assets, at a fair market valuation, of such Person and its Subsidiaries (on a consolidated basis) exceeds their respective liabilities, (ii) such Person and its Subsidiaries (on a consolidated basis) has not incurred and does not intend to incur, debts or other liabilities beyond its ability to pay such debts and other liabilities as such debts and other liabilities mature or become due and (iii) such Person and its Subsidiaries (on a consolidated basis) has sufficient capital with which to conduct its business in which it is engaged.

“Specified Terms” means that the commitments, or definitive documentation, in respect of debt financing (including any delayed draw term loan facility) provide for (i) debt financing in an amount sufficient (such amount, the “Specified Amount”), when combined with the aggregate amount of available cash or other sources of liquidity, to fund the Required Uses and (ii) conditions to funding of the Specified Amount that are no less favorable to Buyer than those contained in the Debt Commitment Letter (as in effect on the date hereof).

“State Regulatory Approvals” is defined in Section 8.4.1(a).

“Straddle Period” means any Tax period beginning on or before, and ending after, the Closing Date.

“Subsidiary” of any Person means another Person, of which (i) at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is owned or controlled directly or indirectly by such first Person or one or more of the other Subsidiaries or a combination thereof of such first Person or (ii) if such other Person is a limited liability company, partnership, association or other business entity (other than a corporation), if such first Person or one or more of its other Subsidiaries or a combination thereof shall be allocated a majority of such business entity’s gains or losses or shall be a, or control any, managing member or general partner of such business entity. The term “Subsidiary” shall include all Subsidiaries of such Subsidiary.

“Systems” means all software, hardware, firmware, networks, databases, electronics, platforms, servers, interfaces, applications, websites and other information technology systems, assets and services used or held for use by any of the Group Companies in the Business.

“Target Net Working Capital Amount” means negative two hundred forty four thousand dollars (-$244,000).

“Tax” or “Taxes” means any federal, state, local, or foreign, income, gross receipts, payroll, employment, excise, stamp, franchise, profits, withholding, social security, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, escheat and unclaimed property, premium, procurement, estimated tax or other like assessment, duty, fee or charge in the nature of a tax, including any interest, penalty or additions to tax imposed with respect thereto.

“Tax Returns” means any return, declaration, report, or information return or statement relating to Taxes filed or required to be filed with any Governmental Authority reporting liability for any Taxes or a claim for refund of any Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxing Authority” means any Governmental Authority responsible for the imposition, assessment or collection of any Tax.

“Technology” means all inventions, works, discoveries, innovations, know-how, information, trade secrets, confidential information (including ideas, research and development, formulas, algorithms, compositions, processes and techniques, data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, business and marketing plans and proposals, graphics, illustrations, artwork, documentation and manuals), databases, computer software, firmware, computer hardware, electronic, electrical, and mechanical equipment and all other forms of technology, including improvements, modifications, works in process, derivatives or changes, whether tangible or intangible, embodied in any form, whether or not protectable or protected by patent, copyright, trade secret Law or otherwise, and all documents and other materials recording any of the foregoing.

“Transaction Documents” means this Agreement and the documents, agreements, exhibits, schedules, statements, instruments and certificates being executed and delivered in connection with this Agreement and the Contemplated Transactions, including the Escrow Agreement.

“Transaction Expenses” means, to the extent unpaid as of Closing (but calculated assuming the consummation of the Contemplated Transactions such that any amount included in this definition but payable as a consequence of, or upon, the Closing, is included): all fees, costs, charges or other expenses incurred, to be incurred or subject to reimbursement by or behalf of the Group Companies in connection with the contemplation, negotiation, documentation, efforts to consummate or consummation of the Contemplated Transactions and the related auction process, including (a) all legal fees and expenses (including those of Ropes & Gray LLP, Locke Lord LLP and Baker & Hostetler LLP), (b) all of the accounting, investment banking and financial or other advisory or service provider fees and expenses of the Group Companies (including brokerage fees, commissions and finder’s fees), (c) any sale, change in control, transaction, retention, or other similar bonus (including discretionary sale, change in control, transaction, retention or other similar bonuses, including the amounts payable pursuant to the agreements set forth on Schedule 1.2(b)), or any “single trigger” severance benefits (i.e., not subject to or dependent upon any other contingency or the occurrence or non-occurrence of any other event, including any termination of employment after the Closing, post-transaction service-based vesting terms in respect of equity incentive awards or other any vesting event), in each case that is payable by any Group Company to any current or former employee by reason of or in connection with the consummation of the Contemplated Transactions, and the employer portion of any payroll, social security, unemployment or similar Taxes payable thereon or with respect thereto, and (d) all costs, fees, expenses and other payments, if any, payable or reimbursable by or on behalf of the Group Companies pursuant to any management agreement, monitoring agreement, transaction and advisory services agreement or other similar Contract or similar arrangement with Seller or its Affiliates or its or their direct or indirect equityholders existing prior to Closing (whether deferred, accrued and unpaid or payable upon execution hereof or upon consummation of the Closing), in each case to the extent unpaid as of the Closing; provided, that Transaction Expenses shall not take into account any amount included in Closing Indebtedness or otherwise treated as a liability in the calculation of the Closing Net Working Capital Amount. Notwithstanding the foregoing, Transaction Expenses shall not include any Taxes due under Section 3111(a) of the Code with respect to any compensatory payments made to an employee in connection with the execution of this Agreement or the consummation of the Contemplated Transactions (either alone or in combination with other events following the Closing) to the extent such employee’s wages from the Company or any of its Subsidiaries for the 2023 calendar year exceeded $160,200 (or, if such employee was not employed by the Company or any of its Subsidiaries for the entire 2023 calendar year, to the extent such employee’s wages for the 2023 calendar year would have exceeded $160,200 if the employee had been employed by the Company or any of its Subsidiaries for the entire 2023 calendar year and earned the same compensation rate for such year).

“Transaction Tax Deductions” means any Tax deductions to the extent deductible for U.S. federal Income Tax purposes (and without duplication) attributable to or relating to (a) any pay down or satisfaction of Indebtedness, including the Debt Payoff Amount, (b) any Transaction Expenses or other expenses that would have been Transaction Expenses but for the fact that they were paid prior to the Closing, (c) the payments or accruals that are reflected as Current Liabilities in respect of any compensation payable or accrued as a result of the transactions contemplated by this Agreement, (d) any payroll costs and employment Taxes associated with the payments or accruals described in clause (c), and (e) any other deductible payments attributable to the transactions contemplated by this Agreement and economically borne by Seller. For this purpose, any success-based fees shall be treated as deductible in accordance with Rev. Proc. 2011-29.

“Treasury Regulations” means the regulations promulgated under the Code.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988 and any similar state or local Laws.

“Willful Breach” means a breach that is a consequence of an act or omission knowingly undertaken or knowingly omitted by the breaching party with the actual knowledge that such act or omission constituted or would cause a breach of this Agreement.

2.	PURCHASE AND SALE OF SHARES; CLOSING.

2.1. Purchase and Sale of Shares.

2.1.1. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall sell, transfer and deliver to Buyer, free and clear of all Liens (other than restrictions on transfer imposed by the Securities Act and any other applicable securities Laws), and Buyer shall purchase from Seller, the Shares.

2.2. Calculation of Purchase Price.

2.2.1. Purchase Price. The aggregate consideration for the purchase and sale of the Shares pursuant to this Agreement will be the Purchase Price (as adjusted pursuant to Section 2.5).

2.2.2. Withholding. Buyer, Seller or any other applicable withholding agent will be entitled to deduct and withhold from the Purchase Price any withholding Taxes or other amounts required under the Code or any applicable Tax Law to be deducted and withheld in accordance with this paragraph. To the extent any such amounts are so deducted or withheld, such amounts will be timely paid over to the applicable Taxing Authority. The applicable withholding agent shall use commercially reasonable efforts to provide or cause to be provided to such Person written notice ten (10) days in advance of the amounts being so deducted or withheld (assuming in the case of withholding under Section 897 and Section 1445 of the Code that the certificate contemplated by Section 6.4 has been provided in the time described therein), other than required withholdings for income, employment and similar Taxes in respect of compensatory payments, and such withholding agent shall take commercially reasonable steps to reduce or eliminate any such withholding and assist such Person with obtaining any exemption from or reduction of any such withholding Taxes (with respect to such non-compensatory payments). Such notification shall include reasonable details regarding the provisions of Law as relates to Taxes that the applicable withholding agent believes require such deduction or withholding. To the extent that any such amounts are so deducted or withheld and paid over to the applicable Taxing Authority in accordance with the requirements of this paragraph, such amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

2.3. The Closing. Subject to the terms and conditions hereof, the closing of the purchase and sale of the Shares pursuant to this Agreement (the “Closing”), shall take place electronically, as promptly as practicable, but in no event later than the third (3rd) Business Day, after the satisfaction or waiver of each of the conditions set forth in Articles 6 and 7 (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), or at such other time and place as Buyer and Seller may agree in writing (the day on which the Closing takes place, the “Closing Date”); provided, that the Closing Date shall not take place before the date that is forty-five (45) days after the date of this Agreement. Subject to the provisions of Article 9, the failure of any party to consummate the Closing on the date and time determined pursuant to this Section 2.3 shall not result in the termination of this Agreement and shall not relieve such party of any obligation under this Agreement.

2.4. Closing Deliveries and Payments.

2.4.1. Buyer Closing Deliveries and Payments. Upon the terms and subject to the conditions set forth in this Agreement, Buyer shall deliver or cause to be delivered at the Closing the following:

(a) to Seller, by wire transfer of immediately available funds to an account or accounts designated in writing by Seller to Buyer at least three (3) Business Days prior to the Closing Date, an amount in cash equal to (i) the Estimated Purchase Price minus (ii) the Escrow Amount;

(b) to the Escrow Agent, by wire transfer of immediately available funds to the Escrow Account designated in writing by the Escrow Agent at least three (3) Business Days prior to the Closing Date, an amount in cash equal to the Escrow Amount;

(c) in accordance with payment instructions provided in writing by Seller to Buyer at least three (3) Business Days prior to the Closing Date, by wire transfer of immediately available funds, such cash amounts as are necessary to pay in full the Estimated Transaction Expenses (other than any Transaction Expenses that are compensatory for applicable Income Tax purposes and payable to any current or former employee of a Group Company, which compensatory amounts will be paid to the Company for further distribution to the applicable recipient, net of any applicable withholding Taxes, through the applicable Group Company’s payroll procedure);

(d) to the account or accounts designated in the Debt Payoff Letters delivered by Seller to Buyer at least three (3) Business Days prior to the Closing Date, by wire transfer of immediately available funds, the amounts payable at Closing under the Debt Payoff Letters (the “Debt Payoff Amount”); and

(e) the various certificates, instruments and documents referred to in Article 7.

2.4.2. Seller and Company Closing Deliveries. Upon the terms and subject to the conditions set forth in this Agreement, Seller shall deliver or cause to be delivered at the Closing the following:

(a) to Buyer, certificates representing all Shares, duly endorsed (or accompanied by duly executed transfer powers) and in proper form for transfer to Buyer;

(b) a properly completed and duly executed IRS Form W-9 of Seller;

(c) if requested in writing by Buyer at least five (5) Business Days prior to the Closing, copies of resignations of those directors and officers identified in writing by Buyer to Seller (which resignations will not constitute a termination of employment), effective as of Closing;

(d) duly executed termination agreements, in a form reasonably satisfactory to Buyer, terminating or other evidence of the extinguishment of, all liabilities and obligations of the Group Companies pursuant to any Related Party Contract as required by Section 8.12;

(e) fully executed Debt Payoff Letters (to be delivered at least three (3) Business Days prior to the Closing); and

(f) to Buyer, the various certificates, instruments and documents referred to in Article 6.

2.5. Estimated Purchase Price; Purchase Price Adjustment.

2.5.1. Seller shall prepare and deliver to Buyer, at least five (5) Business Days prior to the Closing Date, a statement (the “Estimated Closing Statement”) that sets forth Seller’s good faith estimates of the Closing Net Working Capital Amount (the “Estimated Closing Net Working Capital Amount”), the Closing Regulatory Adjustment (the “Estimated Closing Regulatory Adjustment”), the Minimum Regulatory Capital Amount (the “Estimated Minimum Regulatory Capital Amount”), the Closing Cash (the “Estimated Closing Cash”), the Closing Indebtedness (the “Estimated Closing Indebtedness”), Transaction Expenses (the “Estimated Transaction Expenses”)

and the Estimated Purchase Price, along with the supporting detail therefor, such estimates to be prepared in accordance with this Agreement, including the definitions herein and the Accounting Principles (to the extent applicable), and which shall not reflect any judgments, accounting methods, policies, principles, practices, procedures, reserves classifications or estimation methodologies other than in accordance with the Accounting Principles. Seller shall provide Buyer and any accountants or advisors retained by Buyer with reasonable access at reasonable times to the Records, accounting personnel and advisors of the Group Companies for the purpose of enabling Buyer and its accountants and advisors to calculate, and to review Seller’s calculation of the Estimated Closing Net Working Capital Amount, Estimated Closing Regulatory Adjustment, Estimated Minimum Regulatory Capital Amount, Estimated Closing Cash, Estimated Closing Indebtedness, Estimated Transaction Expenses and Estimated Purchase Price. Seller shall consider in good faith any suggested revisions, and, to the extent Seller agrees in its good faith discretion to any such suggested revisions, Seller shall deliver to Buyer a revised Estimated Closing Statement reflecting such revisions, which revised Estimated Closing Statement shall be deemed to have been delivered at the time Seller delivered the initial Estimated Closing Statement; provided, that any disagreement between Buyer and Seller with respect to the Estimated Closing Statement will not delay the Closing and Seller’s calculation will be used to determine the Estimated Purchase Price.

2.5.2. As soon as reasonably practicable, but no later than seventy-five (75) days following the Closing Date (the “Closing Statement Due Date”), Buyer shall, at its expense, (a) cause to be prepared a statement (the “Closing Statement”) setting forth in reasonable detail Buyer’s good faith calculation of the Closing Net Working Capital Amount, Closing Regulatory Adjustment, Minimum Regulatory Capital Amount, Closing Cash, Closing Indebtedness, Transaction Expenses and Purchase Price and (b) deliver to Seller the Closing Statement. The accounts included in the Closing Statement, including the Closing Net Working Capital Amount, Closing Regulatory Adjustment, Minimum Regulatory Capital Amount, Closing Cash, Closing Indebtedness, Transaction Expenses and Purchase Price, shall be prepared in accordance with this Agreement, including the definitions herein and the Accounting Principles. The parties agree that the purpose of preparing the Closing Statement and the components thereof is solely to assess the accuracy of the amounts set forth in the Estimated Closing Statement, and such processes are not intended to permit the introduction of different judgments, accounting methods, policies, principles, practices, procedures, reserves classifications or estimation methodologies which are consistent with the Accounting Principles.

2.5.3. Review; Disputes.

(a) From and after the Closing, Buyer shall provide Seller and any accountants or advisors retained by Seller with reasonable access at reasonable times to the Records of the Group Companies that were used in, or are relevant to, the preparation of the Closing Statement and each component relevant thereto for the purpose of enabling Seller and its accountants and advisors to calculate, and to review Buyer’s calculation of, the Closing Net Working Capital Amount, Closing Regulatory Adjustment, Minimum Regulatory Capital Amount, Closing Cash, Closing Indebtedness, Transaction Expenses and Purchase Price, provided that Seller and its accountants or advisors shall have entered into a customary confidentiality agreement and any customary access letters reasonably requested by Buyer’s or the Group Companies’ accounting advisors.

(b) If Seller disputes the calculation of any of the Closing Net Working Capital Amount, Closing Regulatory Adjustment, Minimum Regulatory Capital Amount, Closing Cash, Closing Indebtedness, Transaction Expenses and Purchase Price set forth in the Closing Statement, then Seller shall deliver a written notice (a “Dispute Notice”) to

Buyer at any time during the forty-five (45) day period commencing upon receipt by Seller of the Closing Statement (the “Review Period”). The Dispute Notice shall set forth the basis for the dispute of any such calculation in reasonable detail, including the specific adjustments (including dollar amounts) to the Closing Statement that Seller believes in good faith should be made. Any amount, determination or calculation contained in the Closing Statement and not specifically disputed in the Dispute Notice delivered to Buyer prior to the expiration of the Review Period shall be deemed final and binding for all purposes of this Agreement.

(c) If Seller does not deliver a Dispute Notice to Buyer prior to the expiration of the Review Period, Buyer’s calculation of Closing Net Working Capital Amount, Closing Regulatory Adjustment, Minimum Regulatory Capital Amount, Closing Cash, Closing Indebtedness, Transaction Expenses and Purchase Price set forth in the Closing Statement shall be deemed final and binding for all purposes of this Agreement.

(d) If Seller delivers a Dispute Notice to Buyer prior to the expiration of the Review Period, then Seller and Buyer shall use commercially reasonable efforts to reach agreement on the Closing Net Working Capital Amount, Closing Regulatory Adjustment, Minimum Regulatory Capital Amount, Closing Cash, Closing Indebtedness, Transaction Expenses or Purchase Price that are in dispute. If Seller and Buyer are unable to reach agreement on the Closing Net Working Capital Amount, Closing Regulatory Adjustment, Minimum Regulatory Capital Amount, Closing Cash, Closing Indebtedness, Transaction Expenses or Purchase Price that are in dispute within twenty (20) days after the end of the Review Period, either party shall have the right to refer such dispute to an independent nationally recognized accounting firm that is mutually agreed upon by Buyer and Seller (such firm, or any successor thereto, being referred to herein as the “Designated Accounting Firm”) after such twentieth (20th) day; provided, that any communications between Seller or its Affiliates and Buyer (or their respective Representatives) during such twenty (20) day period shall (unless otherwise agreed by Seller and Buyer in writing) be considered settlement discussions pursuant to the Federal Rule of Evidence 408 and similar state rules and the Designated Accounting Firm will be instructed to disregard any evidence of such communications in its consideration of the disputed issues. In connection with the resolution of any such dispute by the Designated Accounting Firm: (i) each of Seller and Buyer shall have a reasonable opportunity to submit a written statement to the Designated Accounting Firm to provide its views as to any disputed issues with respect to the calculation of any of the Closing Net Working Capital Amount, Closing Regulatory Adjustment, Minimum Regulatory Capital Amount, Closing Cash, Closing Indebtedness, Transaction Expenses or Purchase Price; (ii) each of Seller and Buyer shall promptly provide, or cause to be provided or made available, to the Designated Accounting Firm all information as is reasonably necessary to permit the Designated Accounting Firm to resolve such disputes and neither Buyer nor Seller shall have any ex parte communications with the Designated Accounting Firm relating to this Agreement; (iii) Seller and Buyer shall direct the Designated Accounting Firm (acting as an expert and not an arbitrator) to determine the Closing Net Working Capital Amount, Closing Regulatory Adjustment, Minimum Regulatory Capital Amount, Closing Cash, Closing Indebtedness, Transaction Expenses or Purchase Price that are in dispute in accordance with the terms of this Agreement within thirty (30) days after submission by Buyer and Seller of the written presentations and any written responses specified in the engagement letter with the Designated Accounting Firm, and upon reaching such determination shall deliver a copy of its calculations (the “Expert Calculations”) to Seller and Buyer; and (iv) absent manifest error or actual fraud, the determination made by the Designated Accounting Firm of the

Closing Net Working Capital Amount, Closing Regulatory Adjustment, Minimum Regulatory Capital Amount, Closing Cash, Closing Indebtedness, Transaction Expenses or Purchase Price that are in dispute shall be conclusive, binding upon the parties hereto, non-appealable, and not be subject to further review. In calculating the Closing Net Working Capital Amount, Closing Regulatory Adjustment, Minimum Regulatory Capital Amount, Closing Cash, Closing Indebtedness, Transaction Expenses and Purchase Price, the Designated Accounting Firm shall be limited to addressing only those particular disputed items referred to in the Dispute Notice to which Buyer and Seller have disagreed within the applicable time periods and on the terms specified in this Section 2.5 and must resolve all unresolved disputed items in accordance with the terms and provisions of this Agreement including the definitions herein and the Accounting Principles, and such calculation shall, with respect to any disputed item, not assign any value to any item greater than the greatest value for such item, or less than the smallest value for such item represented by either the final amount calculated by Buyer (as modified following discussions with Seller and as submitted to the Designated Accounting Firm at the outset of the dispute resolution process) and the final amount calculated by Seller (as modified following discussions with Buyer and as submitted to the Designated Accounting Firm at the outset of the dispute resolution process). The Expert Calculations shall reflect in detail the differences, if any, between the Closing Net Working Capital Amount, Closing Regulatory Adjustment, Minimum Regulatory Capital Amount, Closing Cash, Closing Indebtedness, Transaction Expenses or Purchase Price reflected therein and the Closing Net Working Capital Amount, Closing Regulatory Adjustment, Minimum Regulatory Capital Amount, Closing Cash, Closing Indebtedness, Transaction Expenses or Purchase Price set forth in the Closing Statement. The fees and expenses of the Designated Accounting Firm shall be allocated between Buyer, on the one hand, and Seller, on the other hand, based upon the percentage which the portion of the contested amount not awarded to each party bears to the amount actually contested by such party.

2.5.4. If (a) the Purchase Price as finally determined in accordance with this Section 2.5 is greater than (b) the Estimated Purchase Price (such excess amount, the “Excess Amount”), then, no later than five (5) Business Days after such determination, (i) Seller and Buyer shall direct the Escrow Agent to disburse to Seller or its designee all of the Escrow Funds, in accordance with the terms of the Escrow Agreement, and (ii) Buyer shall cause to be paid to Seller or its designee in cash an amount equal to the lesser of the Excess Amount and the Adjustment Cap. Seller shall not be entitled to receive any amount on account of the adjustment set forth in this Section 2.5.4 in excess of the Adjustment Cap.

2.5.5. If (a) the Purchase Price as finally determined in accordance with this Section 2.5 is less than (b) the Estimated Purchase Price (such deficiency amount, the “Deficiency Amount”), then Seller and Buyer shall, no later than five (5) Business Days after such determination, direct the Escrow Agent to (i) pay to Buyer an amount equal to the lesser of the Deficiency Amount and the Escrow Funds in accordance with the terms of the Escrow Agreement and (ii) release to Seller or its designee, any Escrow Funds remaining in the Escrow Account in excess of the amount paid to Buyer under this Section 2.5.5. Buyer shall not be entitled to receive any amount on account of the adjustment set forth in this Section 2.5.5 in excess of the Escrow Funds.

2.5.6. If (a) the Purchase Price as finally determined in accordance with this Section 2.5 is equal to (b) the Estimated Purchase Price, then, no later than five (5) Business Days after such determination, Seller and Buyer shall direct the Escrow Agent to disburse to Seller or its designee all of the Escrow Funds remaining in the Escrow Account in accordance with the terms of the Escrow Agreement.

2.5.7. Any payments made pursuant to Section 2.5 shall constitute an adjustment of the purchase price as determined for applicable Tax purposes and shall be treated as such by the parties hereto on their Tax Returns to the extent permitted by any Law.

3.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

Except as provided in the Disclosure Schedules, the Company hereby represents and warrants to Buyer as follows:

3.1. Organization. Each Group Company is (a) duly incorporated or organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and (b) has the requisite power and authority and is duly qualified or licensed to do business and is in good standing in each jurisdiction where the character of the properties and assets owned, leased or licensed by it or the nature of its Business makes such qualification, licensing or good standing necessary, except where the failure to be so qualified or licensed or in good standing has not had, and would not reasonably be expected to have, a Material Adverse Effect. The Company has made available to Buyer a true and correct copy of each Organizational Document of each Group Company, including all amendments thereto. No Group Company is in default or violation of any provision of its Organizational Documents.

3.2. Authorization. The Company has all requisite legal and corporate power and authority to execute and deliver this Agreement and any other Transaction Documents to which the Company is a party and to perform its obligations hereunder and thereunder and to consummate the Contemplated Transactions. The Company has taken all corporate actions or proceedings required to be taken by or on the part of the Company to authorize and permit the execution and delivery by the Company of this Agreement and any other Transaction Documents to which the Company is a party and the consummation by the Company of the Contemplated Transactions. This Agreement and any other Transaction Documents to which the Company is a party has been duly executed and delivered by the Company, and assuming the due authorization, execution and delivery by each of the other parties hereto or thereto, constitutes the legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, except as the enforceability thereof may be limited by (a) applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws in effect which affect the enforcement of creditors rights generally or (b) general principles of equity, whether considered in a proceeding at law or in equity (the “Enforceability Exceptions”).

3.3. Capitalization and Subsidiaries.

3.3.1. The authorized capital stock of the Company consists of 1,000 shares of Common Stock (of which 1,000 are issued and outstanding). The Shares comprise all of the issued and outstanding capital stock of the Company, and all of the Shares are held of record and beneficially owned by Seller. All of the issued and outstanding Shares are duly authorized, validly issued and are fully paid and non-assessable, have been issued in compliance with applicable federal and state securities Laws and the Organizational Documents of the Company, and have not been issued in violation of any preemptive or similar rights. There are no accrued and unpaid dividends or distributions with respect to Shares. Except as set forth on Schedule 3.3.1, (a) the Company has not issued any equity securities other than the Shares, (b) the Company is not party to any agreements, options, warrants or other rights or arrangements existing or outstanding which provide for the sale or issuance of any equity securities by the Company, or any other rights convertible into or exchangeable or exercisable for equity or other securities of the Company and (c) the Company is not party to any preemptive, subscription, phantom equity, appreciation, redemption, repurchase or similar rights or contracts, agreements, arrangements or commitments relating to the issued or unissued equity, equity equivalent or other ownership interests of the

Company, and no securities or other equity interests evidencing any such rights are authorized, issued or outstanding. The Company is not a party to any right of first refusal, right of first offer, proxy, voting agreement, voting trust, registration rights agreement or equity holders’ agreement with respect to the sale or voting of any equity or debt securities of or voting interests in the Company or any securities convertible into or exchangeable or exercisable therefor. There are no outstanding obligations of the Company to issue, repurchase, redeem or otherwise acquire any of its equity interests (or make any payment) or provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person. Upon the consummation of the Contemplated Transactions, Buyer will acquire valid title to the Shares, free and clear of all Liens (other than restrictions on transfer imposed by the Securities Act and any other applicable securities Laws).

3.3.2. All of the outstanding equity securities in each of the Company’s Subsidiaries are set forth on Schedule 3.3.2 and are duly authorized and validly issued. Except as set forth on Schedule 3.3.2, the Company is the direct or indirect record and beneficial owner of all of the equity securities in the Company’s Subsidiaries free and clear of all Liens. All of the outstanding equity securities in each of the Company’s Subsidiaries are duly authorized, validly issued and are fully paid and non-assessable, have been issued in compliance with applicable federal and state securities Laws and the Organizational Documents of such Subsidiaries, and have not been issued in violation of any preemptive or similar rights. Except as set forth on Schedule 3.3.2, (a) none of the Company’s Subsidiaries are party to any agreements, options, warrants or other rights or arrangements existing or outstanding which provide for the sale or issuance of any equity securities by such Subsidiary, or any other rights convertible into or exchangeable or exercisable for equity or other securities of such Subsidiary and (b) no Group Company is party to any preemptive, subscription, phantom equity, appreciation, redemption, repurchase or similar rights or contracts, agreements, arrangements or commitments of any character relating to the issued or unissued equity, equity equivalent or other ownership interests of such Group Company, and no securities or other equity interests of such Group Company evidencing any such rights are authorized, issued or outstanding. Except as set forth on Schedule 3.3.2, no Subsidiary of the Company is party to any right of first refusal, right of first offer, proxy, voting agreement, voting trust, registration rights agreement or equity holders’ agreement with respect to the sale or voting of any equity or debt securities of or voting interests of such Subsidiary of the Company or any securities convertible into or exchangeable or exercisable therefor. Except as set forth on Schedule 3.3.2, there are no outstanding obligations of any of the Company’s Subsidiaries to issue, repurchase, redeem or otherwise acquire any of its equity interests (or make any payment) or provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

3.4. No Violation or Approval; Consents. Neither the execution and delivery of this Agreement by the Company nor its consummation of the Contemplated Transactions in accordance with this Agreement will:

3.4.1. except as set forth on Schedule 3.4.1, require the consent, waiver, approval, order or authorization of, or filing with, any Governmental Authority, other than (a) required filings under the HSR Act, (b) the required filings and approvals under the applicable Insurance Laws set forth on Schedule 3.4.1(b) and (c) other consents, waivers, approvals, orders, authorizations or filings that, in each case, if not obtained or made, would not have or reasonably be expected to have a Material Adverse Effect;

3.4.2. except as set forth on Schedule 3.4.2 or as would not, and would not reasonably be expected to, have a Material Adverse Effect, result in (with or without due notice or lapse of time or both) a breach, violation or termination of, or acceleration of obligations under, or default under, or require the consent of any third party under, or give rise to the imposition of a Lien (other than Permitted Liens) on any of the assets or properties of the Company or any of its Subsidiaries under, any Contract to which the Company or any of its Subsidiaries is party or Governmental Order, applicable Law or Privacy and Security Requirement to which any Group Company is subject; or

3.4.3. result in a breach or violation of, or default under, the Organizational Documents of any Group Company.

3.5. Financial Statements, Etc. Schedule 3.5 contains true, correct and complete copies of the audited consolidated balance sheets of (i) the Operating Group as of December 31, 2023 (the “Reference Balance Sheet Date”) and December 31, 2022 and (ii) the Insurance Group as of the Reference Balance Sheet Date and December 31, 2022, and the related audited consolidated statements of income and cash flows for the fiscal year then ended, and the audited balance sheet of Risk Retention Group as of December 31, 2022 (the “RRG Financial Statements,” and collectively, the “Financial Statements”). The Financial Statements (other than the RRG Financial Statements) present fairly in all material respects the financial position of the Operating Group and the Insurance Group and the results of operations of the Operating Group and the Insurance Group as of the respective dates thereof and for the period covered thereby and were prepared in accordance with GAAP or SAP, as applicable, applied on a consistent basis throughout the period covered thereby. The books and records of the Group Companies are in all material respects true, correct and complete. The RRG Financial Statements were derived from the books and records of Risk Retention Group and have been prepared in accordance with SAP, applied on a consistent basis throughout the period covered thereby, and present fairly in all material respects the financial position and results of operations of Risk Retention Group as of the respective dates thereof and for the respective periods covered thereby. The books and records of Risk Retention Group are in all material respects true, correct and complete. The Group Companies maintain systems of internal accounting controls that are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP or SAP, as applicable, in all material respects. Since January 1, 2022, to the Knowledge of the Company, there has not been any fraud, whether or not material, that involves management or other employees of any Group Company who have a significant role in such Group Company’s internal controls over financial reporting. All accounts receivable reflected on the Financial Statements and all accounts receivable arising after the date thereof (i) have arisen from bona-fide business transactions entered into by the Group Companies in the ordinary course of business and (ii) constitute only valid, undisputed claims of the Group Companies, not subject to claims of set-off or other defenses (after taking into consideration the Group Companies’ allowance for bad debt determined in a manner consistent with the Group Companies’ historical policy and methodology), other than in the ordinary course of business. The Company does not conduct, and has never conducted, any operating activity other than serving as an acquiring and subsequently a holding company of the equity interests in the Group Companies other than the Company, and except as set forth on Schedule 3.5, the Company does not have any material assets or liabilities other than its ownership of the equity interests in the Group Companies other than the Company.

3.6. Undisclosed Liabilities. Except as set forth on Schedule 3.6, no Group Company has had any material liabilities, except for (a) liabilities reflected and adequately reserved against in the Financial Statements, (b) liabilities incurred in the ordinary course of business since the Reference Balance Sheet Date or in connection with the Contemplated Transactions (none of which relate to or arise from breach of Contract, breach of warranty, tort, infringement or misappropriation) and (c) liabilities that have not had and would not reasonably be expected, individually or in the aggregate, to be material to the Group Companies, taken as a whole.

3.7. Ordinary Course of Business; No Material Adverse Effect. Except as set forth on Schedule 3.7, since the Reference Balance Sheet Date through the date hereof (other than the Contemplated Transactions): (a) the Group Companies have operated in the ordinary course of business in all material respects; (b) no Material Adverse Effect has occurred; and (c) no Group Company has taken any action which, if taken after the execution and delivery of this Agreement, would have required the prior consent of Buyer pursuant to Section 8.2, or has entered into any agreement, commitment or transaction with respect to any of the foregoing.

3.8. Taxes.

3.8.1. Except in each case as set forth on Schedule 3.8.1:

(a) Each of the Group Companies has duly and timely filed, or has caused to be duly and timely filed on its behalf (in both cases after giving effect to extensions), all material Tax Returns required to be filed by it and all such Tax Returns are true, correct and complete in all material respects. All material amounts of Taxes due and payable by the Group Companies have been paid.

(b) All material amounts of Taxes required to have been withheld and paid by any Group Company in connection with amounts paid by the Group Companies to any employee, former employee, independent contractor, creditor, stockholder or other Person have been withheld and paid to the appropriate Taxing Authority.

(c) There is no outstanding audit, examination, claim or proceeding concerning any Taxes or Tax Returns of any Group Company of which any of the Group Companies has received a written notice from a Taxing Authority.

(d) No deficiencies for any Tax have been proposed, asserted or assessed in writing against the Group Companies which have not been finally settled and paid in full.

(e) None of the Group Companies has been a member of an Affiliated Group filing a consolidated, joint, unitary or combined Tax Return other than such an Affiliated Group with respect to which any of the Group Companies was the common parent.

(f) None of the Group Companies is a party to or bound by any Tax sharing, allocation or indemnification agreement providing for the allocation of Taxes, other than any such agreement (a) as to which only one or more Group Companies is a party or (b) that is a customary commercial contract not primarily related to Taxes.

(g) None of the Group Companies has any liability with respect to the Taxes of any other Person (excluding any another Group Company) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law) or by operation of Law, as a transferee, or a successor, or by contract (other than any Contract not primarily related to Taxes).

(h) No written claim has been made by a Taxing Authority in a jurisdiction where the Group Companies do not file Tax Returns that a Group Company is subject to taxation by that jurisdiction, which claim has not been settled or withdrawn.

(i) No Group Company is currently subject to any Liens for Taxes (other than Permitted Liens).

(j) No Group Company has agreed to, or is currently a beneficiary of, any extension of time with respect to any Tax deficiency or any Tax that may be assessed or collected, or any extension or waiver of a statute of limitations in respect of Taxes of the Company or any of its Subsidiaries, other than in each case automatic extensions or waivers in connection with extensions of the due date for filing Tax Returns.

(k) No Group Company has distributed stock of another corporation, or had its stock distributed by another corporation, in a transaction that was purported or intended to be governed by Section 355 of the Code in the last two (2) years.

(l) No Group Company has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4.

(m) No Group Company has received any private letter ruling or similar ruling from any Taxing Authority.

(n) The Group Companies will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Post-Closing Tax Period as a result of any: (a) change in method of accounting or use of an improper method of accounting by any Group Company prior to the Closing; (b) installment sale or open transaction disposition made by any Group Company prior to the Closing; (c) prepaid amount received or paid by any Group Company outside of the ordinary course of business prior to the Closing; (d) intercompany transactions or excess loss account described in Treasury Regulations Section 1502 of the Code (or any corresponding or similar provision of state or local income Tax Law) or (e) “closing agreement” described in Section 7121 of the Code.

(o) Each Group Company does not have a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise have an office or fixed place of business in, and is not tax resident in, in a country other than the country in which it is organized.

(p) The Company is, and has since its formation been, properly treated as a C corporation for U.S. federal income (and applicable state and local) tax purposes. Schedule 3.8.1(p) sets forth the U.S. federal income (and applicable state and local) tax classification of each Group Company (other than the Company) since its respective formation (including the classification of any such Group Company as an insurance company subject to taxation under Part II of Subcharter L for all years).

(q) The Group Companies have collected all material sales and use Tax required to be collected, and has remitted, or will remit on a timely basis, such amounts to the appropriate governmental authorities, or has been furnished properly completed exemption certificates.

Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement (including this Section 3.8.1) shall be construed as providing a representation or warranty with respect to the existence, amount, expiration date, or limitations on (or availability of) any Tax attribute (including methods of accounting) of the Group Companies or any Taxes for a taxable period other than a Pre-Closing Tax Period.

3.9. Real Property.

3.9.1. Schedule 3.9.1 sets forth a list of the addresses and the applicable owner of each parcel of material real property owned by the Group Companies (together with all improvements and fixtures presently or hereafter located thereon or attached or appurtenant thereto, the “Owned Real Property”). A Group Company has good and marketable title in fee simple to, and the valid and enforceable power and unqualified right to use and sell, transfer, convey or assign, the Owned Real Property, free and clear of all Liens (other than Permitted Liens). Except as set forth on Schedule 3.9.1, (i) no Group Company has leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof and (ii) other than the rights of Buyer pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein.

3.9.2. Schedule 3.9.2 sets forth a list of the addresses of all real property leased, subleased or licensed by the Group Companies (the “Leased Real Property”). Schedule 3.9.2 also identifies with respect to each Leased Real Property, each lease, sublease, or other Contract under which such Leased Real Property is occupied or used (the “Real Property Leases”).

3.9.3. Except as set forth on Schedule 3.9.3, each Real Property Lease is valid and binding on the applicable Group Company and, to the Knowledge of the Company, all other parties thereto, enforceable in accordance with its terms subject to proper authorization and execution of such Real Property Lease by the other party thereto and subject to no Liens (other than Permitted Liens). Except as set forth on Schedule 3.9.3, since the Lookback Date, no Group Company has received written notice of any default under any Real Property Lease nor, to the Knowledge of the Company, is there any default, event or circumstance that, with notice or lapse of time, or both, would constitute a default by any party to a Real Property Lease or result in, the acceleration, termination, modification or cancellation of any obligation or result in the loss of any benefit under such Real Property Lease. The Real Property constitutes all interests of the Group Companies in and to any real property, and the Real Property constitutes all interests in real property required for the operation of the Business as now conducted.

3.9.4. Except as set forth in Schedule 3.9.4, there are no Contracts under which any Group Company has granted to any Person the right of use or occupancy of any of the Leased Real Property and there is no Person (other than any Group Company) in possession of any of the Leased Real Property. The Company has made available to Buyer true and correct copies of the Real Property Leases, in each case as amended or otherwise modified and in effect. As of the date hereof, no eminent domain or condemnation Action is pending or, to the Knowledge of the Company, threatened, that would preclude or materially impair the use of any Leased Real Property. All buildings, structures, improvements, and fixtures, including all mechanical, electrical and other systems, located on the Owned Real Property and, to the Knowledge of the Company with respect to the same located on the Leased Real Property, have in each case been maintained in accordance with normal industry practice, are in good operating condition and repair, and are suitable for the purposes for which they are currently used.

3.10. Employee Benefit Plans.

3.10.1. Schedule 3.10.1 sets forth a list of each material Company Plan. With respect to each Company Plan, the applicable Group Company has made available to Buyer true and correct copies of each of the following, as applicable: (a) the plan document together with all amendments thereto or, if unwritten, a summary of the material terms of the plan, (b) the summary plan description and each summary of material modifications thereto, if any, (c) in the case of any plan that is intended to be qualified under Section 401(a) of the Code, the most recent determination or opinion letter from the IRS, (d) the most recently filed annual reports (Form 5500 and all schedules thereto), (e) the most recent summary annual reports, actuarial reports, financial statements, trustee reports and non-discrimination tests performed, (f) all current trust documents, investment management contracts, custodial agreements and insurance contracts relating thereto, and (g) any material correspondence with, and all non-routine filings made with any Governmental Authority during the last three years.

3.10.2. No Company Plan is and no other Person that would be considered a single employer within the meaning of Section 414 of the Code or Section 4001 of ERISA with any Group Company has within the past six (6) years maintained a plan that is (i) subject to or that has any material liability under Title IV of ERISA, Section 302 of ERISA or Sections 412, 430 or 4971 of the Code, including any “multiemployer plan” as defined in Section 3(37) of ERISA, (ii) a “multiple employer welfare arrangement,” as defined in Section 3(40) of ERISA, or (iii) a “multiple employer plan,” as defined in Section 210 of ERISA or Section 413(c) of the Code.

3.10.3. Each Company Plan that is intended to be qualified under Section 401(a) of the Code is the subject of a favorable determination or opinion letter from the IRS to that effect (or has timely filed for such letter or is an IRS approved prototype or volume submitter plan), and to the Knowledge of the Company, no event has occurred and no circumstance exists that would reasonably be expected to adversely affect the tax-qualified status of any such Company Plan or the tax-exempt status of a related trust. Each Company Plan has been established, maintained, funded and administered in material compliance with its terms and applicable Laws.

3.10.4. Except as set forth on Schedule 3.10.4 and for coverages described in Section 6.01 et seq. of ERISA, Section 4980B of the Code or other applicable Law, no Company Plan provides health, life or disability coverage following retirement or other termination of employment. With respect to each Company Plan, no action (other than routine individual claims for benefits in the ordinary operation of the Company Plans) is pending or, to the Knowledge of the Company, threatened in writing. There are no pending audits or investigations by any Governmental Authority involving any Company Plan or, to the Knowledge of the Company, threatened in writing.

3.10.5. Except as set forth on Schedule 3.10.5, neither the execution of this Agreement, nor the consummation of the Contemplated Transactions will (a) entitle any employee, director or individual service provider of any Group Company to severance pay, compensation or benefits or any increase in severance pay, compensation or benefits upon any termination of employment, (b) accelerate the timing of payment or vesting, or trigger any payment or funding, of any compensation or benefits to any current or former employee, director or individual service provider under any Company Plan, (c) increase the level of funding or benefits under any Company Plan or (d) result in any payments that would give rise to any “excess parachute payment” as defined in 280G(b)(1) of the Code or not be deductible under Section 280G of the Code.

3.11. Intellectual Property.

3.11.1. Registered IP. Schedule 3.11.1 sets forth a list of all Company Intellectual Property Rights that are subject to registration or pending application with any Governmental Authority or domain name registrar (collectively, “Company Registered IP”). All Company Registered IP (other than pending applications) is subsisting and unexpired and, to the Knowledge of the Company, valid and enforceable.

3.11.2. Company IP. The Group Companies exclusively own, all Company Intellectual Property Rights, free and clear of all Liens (other than Permitted Liens), and have adequate rights to use all other material Intellectual Property Rights used in the operation of the Business, without, to the Knowledge of the Company, any infringement of, the Intellectual Property Rights of others that would be reasonably expected to give rise to a Material Adverse Effect. No Company Intellectual Property Rights or Company Technology, in each case, material to the Business is in the possession, custody, or control of any Person other than a Group Company. Except as set forth on Schedule 3.11.2, no Group Company has granted any exclusive licenses to Company Intellectual Property Rights to third parties.

3.11.3. Infringement. The operation of the Business does not, infringe upon, and since the Lookback Date has not infringed upon, any Intellectual Property Rights of any Person in any manner that would be reasonably expected to give rise to a Material Adverse Effect. Since the Lookback Date, no Group Company has received any written charge, complaint, claim, demand, notice or other Action alleging interference, infringement, dilution, misappropriation or violation of the Intellectual Property Rights of any Person. To the Knowledge of the Company, no Person is infringing upon, misappropriating or violating any Company Intellectual Property Rights in any manner that would reasonably be expected to give rise to a Material Adverse Effect.

3.11.4. Confidentiality. Except as would not be reasonably expected to have a Material Adverse Effect, the Group Companies have taken commercially reasonable steps and precautions to maintain the confidentiality of their trade secrets that, at the relevant time, Group Companies’ management considered confidential.

3.11.5. IP Contracts. Schedule 3.11.5 sets forth each Contract (i) under which the Group Companies license, or receive any other right in or to use, any Intellectual Property Rights of any Person (other than Contracts for Off-The-Shelf Software (but, for clarity, expressly including the Contracts listed on Schedule 3.11.5)) that is material to the Business as a whole (the “Inbound IP Contracts”) and (ii) under which the Group Companies have granted to any Person any license, right or interest in any material Company Intellectual Property Rights (excluding non-exclusive licenses granted to customers in the ordinary course of business) (the “Outbound IP Contracts”, and together with the Inbound IP Contracts, the “IP Contracts”).

3.11.6. IT Systems.

(a) The Group Companies own, lease, license, or otherwise have the legal right to use all Systems, and such Systems are sufficient for the current needs of the Business. The Group Companies have implemented and since the Lookback Date have maintained commercially reasonable security, disaster recovery and business continuity plans. Since the Lookback Date, there has not been any material failure, outage or interruption with respect to any of the Systems that has not been remedied or replaced in all material respects without material cost or liability. None of the Systems owned or controlled by the Group Companies contain any “viruses,” “worms”, “time bombs”, “key-locks”, or other corruptants, any devices intentionally created that could materially disrupt or interfere with the operation of such Systems or equipment on which such Systems operate.

(b) The Systems are sufficient in all material respects to meet the business requirements of the business of the Group Companies as currently conducted. The Systems have not malfunctioned or failed at any time since the Lookback Date in a manner that materially disrupted the operations of the Group Companies. The Group Companies maintain commercially reasonable backup and business continuity plans, procedures, and facilities.

3.11.7. Privacy and Data Security.

(a) Each Group Company involved in the collection or Processing of Personal Data has since the Lookback Date posted and/or provided written privacy notices relating to the Processing of Personal Data to the extent required by Privacy Laws applicable to the Business (“Privacy and Data Security Policies”) and is, and since the Lookback Date has been, in compliance in all material respects with such Privacy and Data Security Policies.

(b) There are no pending Actions, nor have there been any Actions against any Group Company initiated by (i) any Person, (ii) the United States Federal Trade Commission, any state attorney general or similar state official, (iii) any other Governmental Authority, or (iv) any regulatory entity or self-regulatory entity, in each case, alleging that any Processing of Personal Data by or on behalf of a Group Company (A) is in violation of any Privacy Laws applicable to such Group Company’s Business or (B) is in violation of any of its Privacy and Data Security Policies.

(c) Except as set forth on Schedule 3.11.7(c), since the Lookback Date, (i) there has been no unauthorized access, use, acquisition or disclosure of Personal Data, or confidential business information in the possession or control of any Group Company or, to the Knowledge of the Company, any third party service provider acting on behalf of any Group Company, and (ii) there have been no Security Breaches of or unauthorized intrusions into any Systems, including Group Company’s systems networks, communication equipment or other technology necessary for the ordinary course of operations of the Business, except in the case of clauses (i) and (ii), as would not have a Material Adverse Effect. Except as would not have a Material Adverse Effect, (A) no Group Company has received any written complaints, claims, demands, inquiries, other notices, including a notice of investigation, or other Actions from any Person (including any Governmental Authority or self-regulatory authority) or entity regarding the Systems, any Group Company’s Processing of Personal Data, or any Group Company’s compliance with applicable Privacy and Security Requirements and (B) since the Lookback Date, no Group Company has provided or has been obligated to provide notice under any Privacy and Security Requirements regarding any Security Breach or unauthorized access to or use of any Systems or Personal Data.

(d) The Group Companies are, and since the Lookback Date have been, in compliance in all material respects with all Privacy and Security Requirements applicable to the Business since the Lookback Date.

(e) The Group Companies have implemented, and since the Lookback Date have maintained, commercially reasonable physical, technical and administrative safeguards to protect and maintain the privacy, operation, confidentiality, integrity and security of all Systems in their possession or control (and all Personal Data of the Group Companies) from unauthorized access by any Person, including each Group Company’s employees and contractors, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

(f) To the extent required by Privacy and Security Requirements applicable to the Business, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole, the Group Companies have since the Lookback Date taken commercially reasonable measures designed to ensure all third party service providers, outsourcers, processors, or other third parties Processing Personal Data, in each case on behalf of the Group Companies, (i) use commercially reasonable measures designed to comply with Privacy and Security Requirements applicable to the Business, and (ii) use reasonable security measures with respect to Personal Data collected or Processed by the Group Companies.

3.12. Compliance with Laws; Licenses and Permits; Reinsurance.

3.12.1. Except as set forth on Schedule 3.12.1, the Group Companies are, and since the Lookback Date have been, in compliance in all material respects with all applicable Laws and all Permits granted under any applicable Laws and, since the Lookback Date and other than complaints, claims or investigations in the ordinary course of business, have not received any written or, to the Knowledge of the Company, other communication from any Governmental Authority that any Group Company is the subject of a written complaint, claim or investigation by any Governmental Authority with respect to any material violation of any applicable Laws.

3.12.2. The Group Companies have been duly granted, obtained and hold all licenses, franchises, permits, certificates, approvals or other similar authorizations issued by applicable Governmental Authorities and affecting, or relating to, the operation of the Business (the “Permits”), except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect. Each such Permit is valid and in full force and effect. The Group Companies are, and since the Lookback Date have been, in compliance in all material respects with the Permits and no Governmental Authority has given written notice or, to the Knowledge of the Company, other communication to any Group Company that it does not intend to renew any Permit, or given written notice or, to the Knowledge of the Company, other communication to any Group Company that it intends to commence an Action to revoke or suspend any Permit. Schedule 3.12.2 sets forth a true and complete list of all Permits. None of the Group Companies are the subject of any material pending or, to the Knowledge of the Company, threatened Action or customer complaint seeking the revocation, suspension, termination, modification, limitation or impairment of any Permit and/or that would reasonably be expected to lead to the revocation, failure to renew, limitation, suspension, restriction, or impairment of any Permits. The Regulated Entities are the only legal entities within the Group Companies subject to Regulatory Capital requirements.

3.12.3. The Regulated Entities are, and since the Lookback Date have been, in material compliance with all applicable Laws, agreements, contracts, policies, and plans related to the calculation and maintenance of statutory reserves, and the aggregate statutory reserves maintained by the Regulated Entities have been determined in accordance with commercially reasonable actuarial practices consistently applied and, with respect to Risk Retention Group, are materially consistent with the statutory accounting practices prescribed or permitted by the District of Columbia Department of Insurance, Securities and Banking. The Regulated Entities have, since the Lookback Date, complied in all material respects with (i) all applicable Law relating to the segregation of and accounting for premium trust funds and all regulatory and other requirements of any Governmental Authority relating to trust accounts and insurance premium liability and have deposited all insurance premiums collected or received into such trust accounts, and (ii) market conduct findings, directives and/or recommendations resulting from market conduct audits, examinations or investigations of the applicable Regulated Entities by any Governmental Authority.

3.12.4. Except as set forth on Schedule 3.12.4, since the Lookback Date, each agent, marketer, underwriter, wholesaler, broker, distributor or other producer that wrote, sold, produced or marketed the Group Companies’ Contracts for new home structural warranty programs for home builders and home service Contracts (each, a “Producer”), at the time such Producer wrote, sold, produced or marketed such Contract, was duly authorized or licensed as required by applicable Laws in the particular jurisdiction in which such Producer wrote, sold, produced or marketed such home service Contract or marketed such home builders structural home warranties product offering.

3.12.5. Except as set forth on Schedule 3.12.5, since the Lookback Date, there has not been any pattern of materially false, misleading or unlawful representations, acts, practices or omissions committed, authorized or knowingly acquiesced in by any Group Company in connection with the writing, sale, renewal, administration, production or marketing of any insurance product offered by any Group Company in any jurisdiction in which any such activity has taken place, including any material misrepresentation or fraud in contravention of applicable Law and including any failure to comply in all material respects with (i) prohibitions on the use of unfair methods of competition and deceptive acts or practices relating to the advertising, sales and marketing of insurance products offered by any Group Company, and (ii) all applicable disclosure, filing and other requirements with respect to any variation in premiums or charges for any insurance products offered by any Group Company.

3.12.6. All insurance policy or surety forms in use by Risk Retention Group and all new home structural warranty forms for home builders offered by the Group Companies, and all endorsements, applications, certificates, supplements and riders pertaining thereto, and home service Contract forms in use and issued by the Group Companies, and all endorsements, applications, certificates, supplements and riders pertaining thereto, are in compliance in all material respects with all applicable Laws, and, as and where required by applicable Laws, are on forms and, with respect to such insurance policy or surety forms in use by Risk Retention Group, at insurance premium rates that have been either filed, approved or filed and non-disapproved by all applicable Governmental Authorities, subject to such exceptions that, individually or in the aggregate, would not be material to the Group Companies, taken as a whole.

3.12.7. All reinsurance treaties and agreements under which Risk Retention Group has ceded its liabilities under insurance policies or surety forms it has issued and has any existing rights or obligations are in full force and effect. Except as, individually or in the aggregate, would not be material to Risk Retention Group, taken as a whole, neither Risk Retention Group nor, to the Knowledge of the Company, any of the other parties thereto, is in default under any such reinsurance treaty or agreement. Since the Lookback Date, (i) no Group Company has received any written notice or, to the Knowledge of the Company, any other communication from any reinsurer of Risk Retention Group that any amount of reinsurance ceded by Risk Retention Group to such reinsurer is uncollectible or otherwise defaulted upon by such reinsurer, and (ii) no such reinsurer is in default or has otherwise failed to pay any material amount when due, except where such defaults or failures to pay have existed for less than ninety (90) days or otherwise amount, in the aggregate, to less than the reserves established by Risk Retention Group for such uncollectible receivables for such applicable period of time. Risk Retention Group was entitled under applicable Law as of December 31, 2023 to take full credit for reinsurance in its December 31, 2022 annual statutory financial statements for all amounts recoverable by it pursuant to any such reinsurance agreement as to which such credit was claimed, and all such amounts have been properly reflected in all material respects in such statutory financial statements. To the Knowledge of the Company, no “Material Adverse Change” (as defined in the Combined Property, Quota Share and Excess Quota Share Reinsurance Agreement, effective July 1, 2015 (as amended, the “Reinsurance Agreement”)) has occurred which would reasonably be expected to lead to the renegotiation or termination of such Reinsurance Agreement.

3.12.8. The Group Companies and each of their respective directors and officers, and, to the Knowledge of the Company, their respective employees, agents, and representatives have at all times during the past five (5) years complied with the Real Estate Settlement Procedures Act (“RESPA”). The Group Companies have implemented and maintain in effect policies and procedures designed to support compliance by the Group Companies and their respective directors, officers, employees, agents, and representatives with RESPA, and to the Knowledge of the Company, no Governmental Authority is investigating or has in the past five (5) years conducted, initiated or threatened any investigation of the Group Companies in connection with an alleged or potential violation of RESPA.

3.12.9. The Group Companies and, to the Knowledge of the Company, each of their respective directors, officers, employees, agents, and Representatives have at all times during the past five (5) years complied with Anti-Corruption Laws. To the Knowledge of the Company, no Governmental Authority is investigating or has in the past five (5) years conducted, initiated or threatened any investigation of the Group Companies in connection with an alleged or potential violation of any Anti-Corruption Law.

3.12.10. Each of the Group Companies and, to the Knowledge of the Company, their respective directors, officers, employees, agents, and Representatives have at all times during the last five (5) years complied with all Sanctions. During the last five (5) years, none of the Group Companies, nor, to the Knowledge of the Company, any of their respective directors, officers, employees, agents, or Representatives: (i) has been a Sanctioned Person; (ii) has participated in any transaction or business dealing with any Sanctioned Person or in any Sanctioned Country; (iii) has received from any Governmental Authority or any other Person any notice, inquiry, or internal or external allegation regarding an actual or alleged violation of Sanctions; or (iv) made any voluntary or involuntary disclosure to a Governmental Authority regarding an actual or alleged violation of Sanctions.

3.13. Environmental Matters. (a) Each Group Company is, and since the Lookback Date, has been in compliance in all material respects with all Environmental Laws and Permits required under Environmental Laws, (b) no Group Company has received any written notice, report or information regarding any actual or alleged material violation of, or liability under, any Environmental Law, and (c) there has been no release or disposal of, contamination by, or exposure of any Persons to any Hazardous Substance (including on, upon, into or from any site currently leased or otherwise operated or used by any Group Company) except as has not given and would not give rise to material liability for any Group Company.

3.14. Material Contracts.

3.14.1. Schedule 3.14 sets forth a complete and accurate list of all Contracts of the types described below, to which any Group Company is a party and that are in effect on the date hereof, in each case, other than any Employee Plan (each, a “Material Contract”):

(a) any Contract with a Material Vendor or Material Customer;

(b) any Contract that contains a “change of control” provision or that will require the approval, permission, consent of, or issuance of notice to, any Person as a result of the execution and delivery of this Agreement or the consummation of the Contemplated Transactions;

(c) any Contract with a Governmental Authority;

(d) any Contract pursuant to which a partnership or joint venture was established;

(e) any Contract for the acquisition or disposition of any portion of the assets, equity interests or business of any Group Company or for the acquisition by any Group Company of the assets, equity interests or business of, or investment in, any other Person (i) occurring after January 1, 2019, or (ii) under which any Group Company has any continuing obligation with respect to an “earn-out”, “seller note”, contingent purchase price or other contingent or deferred payment obligation;

(f) any Contract which (i) imposes a restriction on any business activity of any Group Company (including on the geographies or businesses in which any Group Company may operate the Business, the freedom to compete with any Person, and the solicitation, hiring or engagement of any Person or the solicitation of any customer), (ii) contains any “most favored nation”, most favored customer or other similar provisions, obligations or restrictions, (iii) imposes a “take or pay” obligation, volume requirements or similar obligation on the Group Company, (iv) imposes an obligation on any Group Company (or its Affiliates) to conduct any business on an exclusive basis, purchase its total requirements of any product or service from any Person or any similar requirement or (v) contains a right of first refusal, first offer or first negotiation;

(g) any Contract under which any Group Company has advanced or loaned an amount to any of its Affiliates (other than payroll advances in the ordinary course of business) or made any capital contribution to, or other investment in, any Person;

(h) any Contract relating to Indebtedness, other than Contracts related to credit cards used by the Group Companies in the ordinary course of business;

(i) any Contract restricting the ability of any Group Company to declare and pay dividends or other distributions;

(j) any Contract requiring any Group Company to guarantee the liabilities of any Person (other than another Group Company) or pursuant to which any Person (other than another Group Company) has guaranteed the liabilities of a Group Company, in each case in excess of $250,000;

(k) any IP Contract;

(l) any settlement, conciliation or similar Contract (A) the performance of which would be reasonably likely to involve any payments after the date hereof, (B) with a Governmental Authority, or (C) that imposes any non-monetary obligations on any Group Company, in each case other than with respect to any new home structural warranty programs for home builders Contract or any home service Contract;

(m) any collective bargaining agreement or other Contract with any labor union, works council, labor organization or other employee representative or organization representing any employee of the Group Companies;

(n) any Contract providing for capital expenditures in excess of $1,000,000 in any fiscal quarter since the Lookback Date or in any fiscal quarter following the date hereof;

(o) any Related Party Contract;

(p) any material agency, dealer, distributor, sales representative, marketing or other similar Contract;

(q) any Contract, other than Contracts with builders entered into in the ordinary course of business, that involves the payment or receipt of an amount in excess of $300,000 per annum and cannot be terminated (without monetary penalty) by the Group Company party thereto on equal to or less than ninety (90) days’ notice;

(r) any reinsurance agreement to which Risk Retention Group is a party;

(s) any Contract under which any Group Company is lessee of or holds or operates any tangible personal property under which the aggregate annual rental payments exceed $250,000; and

(t) any Contract under which any Group Company is lessor of or permits any third party to hold or operate any tangible personal property owned or controlled by a Group Company, except for any lease under which the aggregate annual rental payments do not exceed $250,000.

3.14.2. The Company has made available to Buyer a true, complete and correct copy of each Material Contract (including all amendments and modifications). Except as set forth on Schedule 3.14 and except as has not had, and would not reasonably be expected to have, a Material Adverse Effect (a) each Material Contract is a valid and binding agreement of the applicable Group Company and is in full force and effect (subject to the Enforceability Exceptions), (b) no Group Company is, and, to the Knowledge of the Company, no other party is, in default under, or in breach or violation of, any Material Contract, (c) no event has occurred on or prior to the date hereof that (with or without notice, lapse of time or both) would constitute a breach or default by any Group Company under any Material Contract, and (d) no Group Company has received from any counterparty under any Material Contract written or, to the Knowledge of the Company, oral notice to cancel or terminate, or intending to cancel or terminate, such Material Contract.

3.15. Transactions with Affiliates. Schedule 3.15 sets forth all Contracts (other than employment agreements, equity or incentive equity documents, Organizational Documents, and Employee Plans) between any Group Company, on the one hand, and any (a) Affiliate of any Group Company or Seller (other than a Group Company), (b) officer, director, employee, equityholder or member of any Group Company or Seller or any of their respective Affiliates (other than a Group Company), or (c) to the Knowledge of the Company, member of the immediate family of any of the Persons described in the foregoing clauses (a) and (b) (in each case, other than a Group Company), on the other hand (each Person identified in clauses (a) through (c), a “Group Related Person,” and any such Contract, a “Related Party Contract”). Except as set forth in Schedule 3.15, no Group Related Person (A) owns any interest in any material asset used in any Group Company’s Business, (B) possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any Person which is a material supplier, lender, partner, lessor, lessee or other material business relation of any Group Company, or (C) owes any material amount to, or is owed any material amount by, any Group Company (other than ordinary course accrued compensation, employee benefits, employee or director expense reimbursement or other Contracts entered into after the date hereof in accordance with Section 8.2). Except as expressly set forth on Schedule 8.12, as of the Closing, all items set forth on Schedule 3.15 have been terminated, with no fees or amounts due thereunder.

3.16. Litigation; Governmental Orders.

3.16.1. Litigation. Except as set forth on Schedule 3.16.1, there is no Action pending against, threatened in writing or, to the Knowledge of the Company, otherwise threatened against any Group Company or its assets or the Businesses, and no unsatisfied judgment of any kind against any Group Company, in each case, that, if determined adversely to the Group Companies, would reasonably be expected to have a Material Adverse Effect.

3.16.2. Governmental Orders. Except as set forth on Schedule 3.16.2, no Governmental Order has been issued that is applicable to any Group Company or any of its properties, assets or the Business that, if determined adversely to the Group Companies, would reasonably be expected to have a Material Adverse Effect.

3.17. Insurance. Schedule 3.17(a) sets forth a complete and correct list, as of the date hereof, of all insurance policies in effect and maintained by the Group Companies, including any policy with respect to which a Group Company is a named insured or under which any Group Company is a beneficiary of coverage (collectively, the “Insurance Policies”). The Company has made available to Buyer true, complete and correct copies of all policies or binders of the Insurance Policies. Except as set forth on Schedule 3.17(b), all of the Insurance Policies are in full force and effect and all premiums with respect thereto covering all periods up to and including the Closing Date will have been paid, and no Group Company has received written notice of a material default with respect to its obligations under, or notice of cancellation, termination or non-renewal of, any of the Insurance Policies. The Group Companies have provided timely notice to their insurers of any and all material claims that may be insured by any such Insurance Policy. There is no material claim that has been made by any Group Company pending under any such Insurance Policies as to which a Group Company has received notice that coverage has been denied or disputed or in respect of which an insurer has reserved its rights. The Insurance Policies are of the type and in amounts commercially reasonably adequate to insure against the risks to which the Group Companies are normally exposed in the operation of their business, and are commercially reasonably sufficient for compliance with the requirements of any Contract and applicable Law.

3.18. Labor Matters.

3.18.1. Except as set forth on Schedule 3.18.1, the Group Companies are not bound by any collective bargaining agreement or similar agreement with a labor union, works council or similar labor organization with respect to their employees, and no labor union, works council or similar labor organization has bargaining rights in respect of any employees of any Group Company. Except as set forth on Schedule 3.18.1, no collective bargaining agreement is currently being negotiated by the Group Companies with any labor union with respect to their employees.

3.18.2. There is no labor strike, work stoppage, lock out, walkout or other similar material labor dispute occurring or, to the Knowledge of the Company, threatened in writing against any Group Company, nor has there been any labor strike, work stoppage, lock out, walkout or other similar material labor dispute involving employees of the Group Companies in respect of their employment with the Group Companies since the Lookback Date.

3.18.3. To the Knowledge of the Company, there is no labor union organizing campaign or other similar effort in progress or threatened by, or on behalf of, any labor union involving any employees of any Group Company and there have been no such efforts since the Lookback Date.

3.18.4. The Group Companies are, and since the Lookback Date have been, in material compliance with all applicable Laws relating to employment, employment practices, compensation of workers, employee benefits, hours of work, terms and conditions of employment, the classification of employees as exempt or non-exempt from overtime pay requirements, the provision of meal and rest breaks, pay for all working time, and the proper classification of individuals as nonemployee contractors or consultants.

3.18.5. To the Knowledge of the Company, (i) all current employees of the Group Companies are authorized to work in the United States, and (ii) for each such employee, the applicable Group Company has properly completed and maintains a Form I-9.

3.18.6. To the Knowledge of the Company, no executive or employee with a “Vice President” or more senior title of the Group Companies has provided written notice of their intent to terminate their employment within twelve (12) months of Closing.

3.18.7. Except as set forth on Schedule 3.18.7, since the Lookback Date, to the Knowledge of the Company, no material allegations of sexual or other harassment have been made by or against any director, officer, employee or individual service provider of the Group Companies (in each case, in relation to his or her work at the Group Companies) and no Group Company has entered into any settlement, consent decree or other agreement resolving such allegations.

3.18.8. Since the Lookback Date, no Group Company has implemented any “plant closing” or “mass layoff” (as such terms are defined under the WARN Act) which triggered any notice requirements under the WARN Act. No Group Company has any material outstanding liability under the WARN Act.

3.19. Brokers. There are no brokerage commissions, finders’ fees, financial advisory fees, investment banker fees or similar fees, commissions or compensation payable in connection with the Contemplated Transactions based on any arrangement or agreement made by or on behalf of Seller or any Group Company other than fees (if any) that will (a) be paid as contemplated by Section 2.4.1 or (b) otherwise be paid by Seller and its Affiliates and for which Buyer and its Affiliates (including, after the Closing, the Company) will have no responsibility to pay.

3.20. Vendors. (a) Schedule 3.20(a) sets forth a list of the Group Companies’ top fifteen (15) home service, repair or replacement service or structural repair service contractors or third party service providers, vendors and suppliers and (b) Schedule 3.20(b) sets forth a list of the Group Companies’ top ten (10) marketing services agreement, advertising agreements, or other similar agreements with real estate brokerages that perform marketing or advertising services for the Group Companies’ products and services (collectively, clauses (a) and (b) of this sentence, the “Material Vendors”), in each case, based on expenditures for the calendar year ending December 31, 2023 and the total expenditures in the aggregate associated with each Material Vendor during such period. Except as set forth on Schedule 3.20(c), since January 1, 2024, no Material Vendor has cancelled, terminated or otherwise materially altered (including any material change in the rate or amount of sales or in the prices charged, except as required by a written Contract), or delivered to any Group Company written notice or, to the Knowledge of the Company, any other communication of an intention to do any of the foregoing.

3.21. Customers. Schedule 3.21(a) sets forth a list of the Group Companies’ top fifteen (15) customers (the “Material Customers”) based on revenues for the calendar year ending December 31, 2023 and the total revenues in the aggregate associated with each Material Customer during such period. Except as set forth on Schedule 3.21(b), since January 1, 2024, no Material Customer has cancelled, terminated or otherwise materially altered (including any material change in the rate or amount of sales or in the prices paid, except as required by a written Contract), or delivered to any Group Company written notice or, to the Knowledge of the Company, any other communication of an intention to do any of the foregoing.

3.22. Sufficiency. The properties, rights and other assets that are (and, upon consummation of the Closing, will be) owned, leased or licensed by the Group Companies immediately following the Closing are sufficient for the Group Companies to conduct the Business in substantially the same manner in which it is conducted as of the date hereof.

4.	REPRESENTATIONS AND WARRANTIES OF SELLER.

Except as set forth on the Disclosure Schedules, Seller hereby represents and warrants to Buyer, as follows:

4.1. Organization. Seller is a limited partnership duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization. Seller has the power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Contemplated Transactions.

4.2. Authorization. Seller has all requisite legal and organizational power and authority to execute and deliver this Agreement and any other Transaction Documents to which Seller is a party and to perform its obligations hereunder and thereunder and to consummate the Contemplated Transactions. Seller has taken all organizational actions or proceedings required to be taken by or on the part of Seller to authorize and permit the execution and delivery by Seller of this Agreement and any other Transaction Documents to which Seller is a party and the consummation by Seller of the Contemplated Transactions. This Agreement and any other Transaction Documents to which Seller is a party has been duly executed and delivered by Seller, and assuming the due authorization, execution and delivery by each of the other parties hereto or thereto, constitutes the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as the enforceability thereof may be limited by the Enforceability Exceptions.

4.3. Title to Shares. Seller is the record and beneficial owner of and has good, valid and marketable title to the Shares, free and clear of any Liens, except for restrictions on transfer imposed by the Securities Act or any other applicable securities Laws, and upon delivery to Buyer of the Shares, Buyer will have acquired record, legal and beneficial ownership of, and good, valid and marketable title to, such Shares, free and clear of all Liens except for restrictions on transfer imposed by the Securities Act or any other applicable securities Laws. Seller is not a party to any convertible securities, calls, preemptive rights, options, warrants, subscriptions, purchase rights or other Contracts (other than this Agreement) or plans that require Seller to issue, purchase, redeem, sell, transfer or otherwise dispose of the Shares or prohibit or conflict with Seller’s obligations under this Agreement.

4.4. No Violation or Approval; Consents. Except as set forth on Schedule 4.4, neither the execution and delivery by Seller of this Agreement nor the consummation by Seller of the Contemplated Transactions will:

4.4.1. require the consent, waiver, approval, order or authorization of, or filing with, any Governmental Authority, other than (a) required filings under the HSR Act, (b) the required filings under the applicable Insurance Laws set forth on Schedule 4.4.1(b), and (c) other consents, waivers, approvals, orders, authorizations or filings that, in each case, if not obtained or made, would not reasonably be expected to prevent or materially impair or materially delay the ability of Seller to consummate the Contemplated Transactions in accordance with the terms hereof;

4.4.2. result in (with or without due notice or lapse of time or both) a breach, violation or termination of, or acceleration of obligations under, or default under, or require the consent of any third party under, any Contract to which Seller is party or Governmental Order to which Seller is subject, except for such breaches, violations, terminations, accelerations, defaults or consents as would not reasonably be expected to prevent or materially impair or materially delay the ability of Seller to consummate the Contemplated Transactions in accordance with the terms hereof; or

4.4.3. result in a breach or violation of, or default under, the Organizational Documents of Seller.

4.5. Litigation; Governmental Orders.

4.5.1. Litigation. There is no Action pending or, to the knowledge of Seller threatened against Seller or any of its properties, assets or businesses, that in any manner challenges or seeks to prevent, enjoin, alter or materially delay the Contemplated Transactions.

4.5.2. Governmental Orders. No Governmental Order has been issued to, and there are no facts, matters, events or circumstances that are applicable or related to, Seller, any of its Affiliates or any of their respective properties, assets or businesses that in any manner challenges or seeks to prevent, enjoin, alter or materially delay the Contemplated Transactions.

4.6. Brokers. Except as set forth on Schedule 4.6, no broker, finder, financial advisor, investment banker or other Person is entitled to any broker’s, finder’s, financial advisor’s, investment banker’s fee, commission, or similar fees, commissions or compensation payable in connection with the Contemplated Transactions (which such fees and commissions shall be included as Transaction Expenses) based upon arrangements made by and on behalf of Seller.

5.	REPRESENTATIONS AND WARRANTIES RELATING TO BUYER.

Buyer hereby represents and warrants to Seller and the Company as follows:

5.1. Organization. Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization.

5.2. Authorization. Buyer has all requisite legal and corporate power and authority to execute and deliver this Agreement and any other Transaction Documents to which Buyer is a party and to perform its obligations hereunder and thereunder and to consummate the Contemplated Transactions. Buyer has taken all corporate actions or proceedings required to be taken by or on the part of Buyer to authorize and permit the execution and delivery by Buyer of this Agreement and any other Transaction Documents to which Buyer is a party and the consummation by Buyer of the Contemplated Transactions. This Agreement and any other Transaction Documents to which Buyer is a party has been duly executed and delivered by Buyer, and assuming the due authorization, execution and delivery by each of the other parties hereto or thereto, constitutes the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as the enforceability thereof may be limited by the Enforceability Exceptions.

5.3. No Violation or Approval; Consents. Neither the execution and delivery by Buyer of this Agreement nor the consummation by Buyer of the Contemplated Transactions will:

5.3.1. except as set forth on Schedule 5.3.1, require the consent, waiver, approval, order or authorization of, or filing with, any Governmental Authority, other than (a) required filings under the HSR Act, (b) any required filings under Insurance Laws set forth on Schedule 5.3.1(b), and (c) consents, waivers, approvals, orders, authorizations or filings that, in each case, if not obtained or made, would not reasonably be expected to prevent or materially impair or materially delay the ability of Buyer to consummate the Contemplated Transactions in accordance with the terms hereof;

5.3.2. except as set forth on Schedule 5.3.2, result in a breach, violation or termination of, or acceleration of obligations under, or default under, or require the consent of any third party under, any Contract to which Buyer is party or Governmental Order to which Buyer is subject, except for such breaches, violations, terminations, accelerations, defaults or consents as would not reasonably be expected to prevent or materially impair or materially delay the ability of such Buyer to consummate the Contemplated Transactions in accordance with the terms hereof; or

5.3.3. result in a breach or violation of, or default under, the Organizational Documents of Buyer.

5.4. Litigation; Governmental Orders.

5.4.1. Litigation. There is no Action pending or, to the knowledge of Buyer threatened against Buyer or any of its Affiliates or any of their properties, assets or businesses, that in any manner challenges or seeks to prevent, enjoin, alter or materially delay the Contemplated Transactions.

5.4.2. Governmental Orders. No Governmental Order has been issued to, and there are no facts, matters, events or circumstances that are applicable or related to, Buyer, any of its Affiliates or any of their respective properties, assets or businesses that (a) in any manner challenges or seeks to prevent, enjoin, alter or materially delay the Contemplated Transactions or (b) would reasonably be expected to impair, prevent or materially delay the ability of Buyer or any of its Affiliates to obtain any of the State Regulatory Approvals.

5.5. Available Funds; Solvency. As of the Closing, Buyer will have immediately available funds in an amount sufficient to pay in cash all amounts payable pursuant to Article 2 (assuming the satisfaction or waiver of the closing conditions in Article 6), and all fees and expenses of Buyer incurred in connection with the Contemplated Transactions. Buyer is (and assuming (i) the accuracy of the representations and warranties regarding the Group Companies set forth in Article 3 and regarding Seller in Article 4 and (ii) that any estimates, projections or forecasts of the Group Companies provided by or on behalf of the Company to Buyer have been prepared in good faith upon assumptions that were reasonable at the time made), and after giving effect to the Contemplated Transactions will continue to be, Solvent.

5.6. Debt Commitment Letter. On or prior to the date of this Agreement, Buyer has delivered to the Company the fully executed Debt Commitment Letter. As of the date of this Agreement, (x) the Debt Commitment Letter is in full force and effect and has not been repudiated, rescinded, withdrawn or terminated or amended, restated, amended and restated, supplemented or modified in any respect, (y) no waiver or consent has been granted thereunder, and (z) to the knowledge of Buyer no such repudiation, rescission, withdrawal or termination is contemplated. As of the date of this Agreement, the commitments contained in the Debt Commitment Letter have not been withdrawn, terminated or rescinded in any way. As of the date of this Agreement, the Debt Commitment Letter has been duly executed by Buyer and, to the knowledge of Buyer, the other parties thereto and the Debt Commitment Letter constitutes the legal, valid and binding obligation of Buyer and, to the knowledge of Buyer, the other parties thereto and is enforceable in accordance with its terms against each party thereto, subject to the Enforceability Exceptions. As of the date of this Agreement, Buyer has fully paid any and all commitment fees or other fees due on or prior to the date hereof in connection with the Debt Commitment Letter. Except for the fee letter relating to the Debt Financing (a true and complete copy of which has been provided to the Company, provided that solely the fee amounts, pricing caps and certain economic terms of any “flex” provisions specified in the fee letter may have been redacted in a customary manner so long as no such redaction covers terms that affect the conditionality, enforceability or availability of the full amount of the Debt Financing on the Closing Date or otherwise limit, prevent, impede or delay the consummation of the Debt Financing on the Closing Date), as of the date of this Agreement, there are no other agreements, side letters, or arrangements relating to the Debt Financing that affect the conditionality, enforceability or availability of the Debt Financing on the Closing Date in an amount sufficient, when combined with the aggregate amount of available cash or other sources of liquidity, to fund the Required Uses, other than as expressly set forth in the Debt Commitment Letter. As of the date of this Agreement, Buyer has made a LCT Election (as defined in the Buyer Credit Agreement) and has capacity to incur the Debt Financing as Incremental Term Loans (as defined in the Buyer Credit Agreement). As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a failure of any condition to the funding of the Debt Financing on the Closing Date or result in any portion of the Debt Financing being unavailable on the Closing Date. As of the date of this Agreement, Buyer has no reason to believe that it will be unable to satisfy on a timely basis any term or condition to the funding of the Debt Financing on the Closing Date required to be satisfied by it and contained in the Debt Commitment Letter. The proceeds from the Debt Financing (both before and after giving full effect to the exercise of any “flex” provisions) when funded in accordance with, and in the aggregate amount to be provided under, the Debt Commitment Letter and when combined with the aggregate amount of available cash and other sources of liquidity, will be sufficient to, without duplication, (i) make the payments contemplated by clauses (a), (b), (c) and (d) of Section 2.4.1 at the Closing, (ii) pay in cash any and all fees and expenses required to be paid by Buyer and its Affiliates in connection with the transactions contemplated by this Agreement and the other Transaction Documents at the Closing, and (iii) consummate the transactions contemplated by this Agreement and perform Buyer’s obligations hereunder at the Closing (the “Required Uses”). Buyer’s obligations under this Agreement, including to consummate the transactions to be consummated pursuant to this Agreement, are not in any way contingent upon or otherwise subject to Buyer’s or any other Person’s (including, for the avoidance of doubt, the Company or any of its Subsidiaries) ability to obtain financing.

5.7. Brokers. There are no brokerage commissions, finders’ fees, financial advisory fees, investment banker fees or similar fees, commissions or compensation payable in connection with the Contemplated Transactions based on any arrangement or agreement made by or on behalf of Buyer or any of its respective Affiliates for which Seller and its respective Affiliates (including, prior to the Closing, the Company) will have any responsibility to pay.

5.8. Investment Intent. Buyer has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its participation in the Contemplated Transactions. Buyer is acquiring the Shares for investment for its own account and not with a view to, or for sale in connection with, any distribution of any part thereof in violation of applicable state and federal securities Laws. Buyer acknowledges that the Shares and the sale thereof have not been registered under the Laws of any jurisdiction.

6.	CONDITIONS PRECEDENT TO THE OBLIGATIONS OF BUYER.

The obligations of Buyer to consummate the Closing are subject to the satisfaction or (if permitted by applicable Law) written waiver on or prior to the Closing of each of the following conditions, as of the Closing:

6.1. Representations and Warranties. (a) The Fundamental Representations, without giving effect to any qualifications or exceptions as to “materiality” or “Material Adverse Effect” set forth therein, shall be true and correct in all material respects, as of the date hereof and at and as of the Closing with the same effect as though made at and as of such time (except for representations and warranties that are made expressly as of a specific date, which representations and warranties shall be true and correct as of such date); (b) the representations and warranties of the Company contained in Section 3.7(b) shall be true and correct in all respects as of the date hereof and at and as of the Closing Date with the same effect as though made at and as of such time; (c) the representations and warranties of the Company (other than the Fundamental Representations and the representations and warranties of the Company contained in Section 3.7(b)) contained in Article 3, without giving effect to any qualifications or exceptions as to “materiality” or “Material Adverse Effect” set forth therein, shall be true and correct as of the date hereof and at and as of the Closing Date with the same effect as though made at and as of such time (except for representations and warranties that are made expressly as of a specific date, which representations and warranties shall be true and correct as of such date), except for such failures to be so true and correct as shall not have had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; and (c) the representations and warranties of Seller contained in Article 4 (other than the Fundamental Representations), without giving effect to any qualifications or exceptions as to “materiality” set forth therein, shall be true and correct as of the date hereof and at and as of the Closing Date with the same effect as though made at and as of such time (except for representations and warranties that are made expressly as of a specific date, which representations and warranties shall be true and correct as of such date), except for such failures to be so true and correct as shall not have had, and would not reasonably be expected to, individually or in the aggregate, prevent, materially impair or delay Seller’s ability to perform its respective obligations under this Agreement and the other Transaction Documents or consummate the Contemplated Transactions.

6.2. Performance of Obligations. Each of Seller and the Company will have performed and complied with in all material respects all covenants and agreements required by this Agreement to be performed or complied with by Seller or the Company, as applicable, on or prior to the Closing.

6.3. Company and Seller Compliance Certificates. Each of the Company and Seller will have delivered to Buyer a certificate signed by an officer of the Company and Seller, respectively, dated as of the Closing Date to the effect that each of the conditions specified in Sections 6.1, 6.2 and 6.7, as applicable, has been satisfied.

6.4. FIRPTA Certificate. Seller will have delivered to Buyer a certificate substantially in the form provided for in Treasury Regulation Sections 1.1445-2(c)(3) and 1.897-2(h), certifying that the Shares do not constitute “United States real property interests” within the meaning of Section 897(c)(1) of the Code and the Regulations thereunder, together with an accompanying notice satisfying the requirements of Treasury Regulations 1.897-2(h) to be delivered promptly (but in any event no later than thirty (30) days following the Closing) to the IRS following Closing; provided, however, that notwithstanding the foregoing, the sole remedy under this Agreement for the failure of Seller to provide such certificate specified in this Section 6.4 to Buyer shall be to withhold in accordance with Section 2.2.2 any Taxes required to by withheld by reason of such failure from any payment otherwise payable pursuant to this Agreement.

6.5. Injunctions. No Governmental Authority of competent jurisdiction will have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, injunction or other Governmental Order (whether temporary, preliminary or permanent) that remains in effect and has the effect of enjoining or prohibiting the consummation of the Closing.

6.6. HSR Act; Insurance Regulatory Approval. (a) Any waiting period (and any extensions thereof, and any timing agreement with any Governmental Authority to delay the Closing or not to consummate the Closing entered into in connection therewith) applicable to consummation of the Contemplated Transactions under the HSR Act shall have expired or been terminated and (b) all approvals, consents or authorizations from each Governmental Authority set forth on Schedule 6.6 shall have been obtained, and no such approvals, consents or authorizations shall have been revoked.

6.7. No Material Adverse Effect. Since the date hereof, there will not have occurred, nor shall there be, a Material Adverse Effect.

6.8. Escrow Agreement. Buyer will have received a copy of the Escrow Agreement, duly executed by Seller and the Escrow Agent.

6.9. Consolidated Financial Statements. Seller shall have delivered to Buyer the Closing Condition Financial Statements, provided that, solely with respect to a Closing occurring on or prior to October 3, 2024, if (a) all conditions to the Closing (other than (x) those conditions that by their terms are to be satisfied at the Closing, but subject to such conditions being capable of being satisfied at the Closing and (y) the condition to the Closing set forth in this Section 6.9) have been satisfied or waived such that the Closing would occur on or prior to October 3, 2024 (assuming compliance by the parties hereto of their respective obligations under this Agreement), and (b) Seller has delivered to Buyer the unaudited consolidated balance sheets and related consolidated statements of income, cash flows and stockholders’ equity of the Group Companies as of and for the year ended December 31, 2023, then the condition to the Closing set forth in this Section 6.9 shall automatically be deemed waived with respect to such Closing (it being understood that, for the avoidance of doubt, such waiver shall not apply to any Closing occurring after October 3, 2024).

7.	CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY AND SELLER.

The obligations of the Company and Seller to consummate the Closing are subject to the satisfaction or (if permitted by applicable Law) written waiver on or prior to the Closing of each of the following conditions, as of the Closing:

7.1. Representations and Warranties. The representations and warranties of Buyer contained in Article 5, without giving effect to any qualifications or exceptions as to “materiality” set forth therein, shall be true and correct as of the date hereof and at and as of the Closing Date (without giving effect to any qualifications or exceptions as to “materiality” or “Buyer Material Adverse Effect” set forth therein,) with the same effect as though made at and as of such time (except for representations and warranties that are made expressly as of a specific date, which representations and warranties shall be true and correct as of such date), except for such failures to be so true and correct as shall not have had, and would not reasonably be expected to have, individually or in the aggregate, the effect of preventing or materially impairing or materially delaying Buyer’s ability to perform its obligations to consummate the Contemplated Transactions (a “Buyer Material Adverse Effect”).

7.2. Performance of Obligations. Buyer will have performed and complied with in all material respects all covenants and agreements required by this Agreement to be performed or complied with by Buyer on or prior to the Closing.

7.3. Buyer Compliance Certificate. Buyer will have delivered to Seller a certificate of Buyer signed by an authorized representative of Buyer dated as of the Closing Date to the effect that each of the conditions specified above in Sections 7.1 and 7.2 has been satisfied.

7.4. Injunctions. No Governmental Authority of competent jurisdiction will have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, injunction or other order (whether temporary, preliminary or permanent) that remains in effect and has the effect of enjoining or prohibiting the consummation of the Closing.

7.5. HSR Act; Insurance Regulatory Approval. (a) Any waiting period (and any extensions thereof, and any timing agreement with any Governmental Authority to delay the Closing or not to consummate the Closing entered into in connection therewith) applicable to consummation of the Contemplated Transactions under the HSR Act shall have expired or been terminated and (b) all approvals, consents or authorizations from each Governmental Authority set forth on Schedule 6.6 shall have been obtained, and no such approvals, consents or authorizations shall have been revoked.

7.6. Escrow Agreement. Seller will have received a copy of the Escrow Agreement, duly executed by Buyer and the Escrow Agent.

8.	COVENANTS OF THE PARTIES.

8.1. Access to Premises and Information. During the period from the date hereof until the earlier of Closing or the date on which this Agreement is terminated in accordance with Article 9, upon reasonable notice from time to time prior to the Closing Date, the Company shall provide, or cause to be provided, Buyer and its Representatives reasonable access during normal operating hours to the facilities, assets, properties, financial information, personnel, records and books of the Group Companies (the “Records”) (but excluding sampling or testing of the environment, soil, groundwater, or building materials without Seller’s prior written consent in Seller’s sole discretion), in each case, to the extent they relate in any manner to the conduct or operations of the Group Companies or are reasonably necessary for the purpose of consummating the Contemplated Transactions (including the preparation of the Consolidated Annual Financial Statements); provided, however, that such access shall be at Buyer’s expense and Buyer and its Representatives shall not unreasonably disrupt the facilities, assets, properties, personnel and operations of the Group Companies or their Affiliates. All information exchanged pursuant to this Section 8.1 shall be subject to that certain non-disclosure agreement between the Company and Buyer dated February 14, 2024 (the “Confidentiality Agreement”). Notwithstanding anything to the contrary contained in this Section 8.1, the Company may withhold any document (or portions thereof) or information (a) that is subject to the terms of a non-disclosure agreement or undertaking with a third party that any applicable Group Company is a party to, (b) that may constitute privileged attorney-client communications or attorney work product, the transfer of which, or the provision of access to which, as determined in good faith by the Company upon the advice of counsel, could reasonably be expected to constitute a waiver of such privilege or (c) if the provision of access to such document (or portion thereof) or information, as determined by the Company in good faith upon the advice of counsel, would violate any applicable Laws to which any applicable Group Company is bound; provided, that with respect to clauses (a), (b) and (c), Seller and the Group Companies shall use commercially reasonable efforts to put in place arrangements to permit such disclosure and cause such information, or the greatest portion possible thereof, to be provided in a manner that complies with this Section 8.1.

8.2. Conduct of Business Prior to the Closing. During the period from the date hereof until the earlier of Closing or the date on which this Agreement is terminated in accordance with Article 9, except as set forth on Schedule 8.2, the Group Companies shall conduct the Business in the ordinary course of business, consistent with past practices; provided, that notwithstanding the foregoing, (a) the Group

Companies may use all available cash to repay any Indebtedness or Transaction Expenses prior to the Measurement Time, and (b) the Group Companies may take into account the Contemplated Transactions in calculating and paying estimated Taxes. Without limiting the generality of the foregoing, without the prior written consent of Buyer (not to be unreasonably withheld, conditioned or delayed) or except as required by applicable Law, no Group Company will:

8.2.1. declare or pay a non-cash dividend on, or make any other non-cash distribution in respect of, its equity securities or tangible or intangible assets (including in stock, property or otherwise), except for dividends and distributions by any of the Company’s Subsidiaries to the Company or another Group Company;

8.2.2. except as expressly required under the terms of any Company Plans set forth on Schedule 3.10.1 hereof: (i) materially increase the compensation (including bonuses) or benefits payable or accelerate the timing of vesting or payment of compensation or benefits on or after the date hereof to any current or former employee, director or individual service provider of any Group Company, except with respect to increases in annual base compensation made in the ordinary course to employees of any Group Company earning gross pay (annual base salary plus cash incentive compensation) not in excess of $250,000, (ii) grant any material retention bonus, any change of control, sale or transaction bonus, or any material new or increased severance eligibility or entitlement other than, in each case amounts as would constitute Transaction Expenses and as long as no such amount provided to any individual exceeds $150,000, (iii) establish, adopt, enter into, amend in any material respect or terminate any Company Plan, or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Company Plan if it were in existence as of the date of this Agreement, except with respect to offer letters and employment agreements that follow any Group Company’s standard form and do not provide for severance entitlements; (iv) loan or advance money or other property by any Group Company to any of their current or former employees, directors, or individual service providers (other than payroll advances in the ordinary course of business), (v) grant any equity or equity-based or phantom equity awards, or (vi) terminate (other than for cause) or hire any employee or individual service provider of any Group Company whose gross pay (annual base salary plus cash incentive compensation) exceeds $250,000;

8.2.3. except for the issuance of shares of Class B Common Stock of Risk Retention Group in the ordinary course of business, issue, reissue, split, combine, subdivide, reclassify, pledge, sell or otherwise dispose of (or authorize any of the foregoing) any of its equity interests or grant any options or warrants, rights of conversion or other rights agreements, arrangements or commitments obligating such Group Company to issue, deliver, sell, purchase or obtain (including upon conversion, exchange or exercise) any of its equity interests;

8.2.4. incur, create, assume, guarantee or otherwise become liable for any Indebtedness for borrowed money, other than (i) under the Existing Credit Agreement as in effect on the date hereof and (ii) trade accounts payable and short-term working capital financing, and credit cards of the Group Companies, in each case, incurred in the ordinary course of business;

8.2.5. sell, assign, transfer, abandon or otherwise dispose of, or license, pledge or encumber, or grant any Lien (other than a Permitted Lien) on, any of its assets, except non-exclusive licenses of Intellectual Property Rights in the ordinary course of business;

8.2.6. (i) except in the ordinary course of business, (A) enter into any Contract that, had it been entered into prior to the date hereof, would be a Material Contract or (B) materially amend, modify, terminate, or waive or grant any consents under any material provisions of (x) any existing Material Contract or (y) any Contract that, had it been entered into prior to the date hereof, would be a Material Contract or (ii) engage in or enter into any Related Party Contract;

8.2.7. make any capital expenditures or commitments for capital expenditures except (i) in an amount not in excess of $200,000 in the aggregate or (ii) pursuant to the Group Companies’ current capital expenditures budget set forth on Schedule 8.2.7;

8.2.8. commence, institute, settle or compromise any pending or threatened Action, other than settlements or compromises that (i) do not impose any obligations or restrictions on the Group Companies following the Closing, (ii) do not involve payments by the Group Companies of more than $250,000 in the aggregate (excluding any and all payments payable or paid directly or indirectly by any insurer(s) in connection with any such Action), and (iii) do not waive or release any material right or material claim against a third Person, in each case other than ordinary course claims arising out of new home structural warranty programs for home builders and home service Contracts administered or issued by any Group Company;

8.2.9. make any material changes in its methods of accounting or accounting practices (including with respect to reserves), other than as required as a result of changes after the date hereof in GAAP, SAP or applicable Law;

8.2.10. make any material adverse changes to any Privacy and Data Security Policies, other than as required by applicable Law or binding applicable industry standards with respect to privacy or data security;

8.2.11. make (outside of the ordinary course of business), change or revoke any income or other material Tax election (except as otherwise required by applicable Law), change or adopt any method of Tax accounting (except as otherwise required by applicable Law), settle or otherwise compromise any claim with respect to a material amount of Taxes or waive any right to claim a material Tax refund, consent to any extension or waiver of the statute of limitations period applicable to any Taxes (except as a result of any ordinary course extension of a due date for filing a Tax Return), file any amended Tax Return (except as otherwise required by applicable Law), enter into any closing agreement, request any ruling with respect to Taxes, or enter into a voluntary disclosure or similar agreement with a Governmental Authority with respect to Taxes;

8.2.12. amend or modify its Organizational Documents;

8.2.13. adopt a plan or agreement of or otherwise permit any complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

8.2.14. acquire in any manner (whether by merger or consolidation, the purchase of an equity interest in or a material portion of the assets of or otherwise) or dispose of any Person or any business or division thereof or investment or any assets, except for acquisitions or dispositions of assets in the ordinary course of business; provided, that, in no event shall any acquisition or disposition that would require, or cause the Contemplated Transactions to require, notice to or consent or approval from any Governmental Authority that is not already expressly contemplated under this Agreement be permitted with the prior written consent of Buyer;

8.2.15. merge, combine or consolidate with any Person;

8.2.16. cancel or allow to terminate any Insurance Policy or cause coverage thereunder to lapse, unless simultaneously with such cancellation, termination or lapse, replacement policies providing coverage substantially similar in all material respects to, or greater than, the coverage under the canceled, terminated or lapsed policies, as applicable, are in full force and effect; provided, however, any Group Company may make such commercially reasonable adjustments to coverages, deductibles, self-insured retentions, limits or other terms and conditions of a replacement policy as the Group Company deems necessary to avoid a material increase in the premium paid for the insurance being replaced;

8.2.17. implement or announce any “plant closing”, “mass layoff” or other such action that would trigger the notice provisions of, or liability under, the WARN Act;

8.2.18. voluntarily recognize any labor union or similar labor organization or enter into a collective bargaining agreement or similar agreement with a labor union or similar labor organization;

8.2.19. (i) purchase any real property; (ii) enter into any new lease agreement with respect to real property that is not leased by a Group Company as of the date hereof; or (iii) with respect to any Real Property Lease in effect on the date hereof, (1) waive, release, assign, or sublease any material rights or claims thereunder, (2) materially amend or modify the terms thereof, (3) terminate such Real Property Lease, (4) extend the term thereof, as in effect on the date hereof, or (5) grant any material waiver or give any material consent thereunder;

8.2.20. take any action that would violate the terms and conditions of or cause the termination, lapse, cancellation, suspension, limitation, non-renewal or adverse modification of any Permit; or

8.2.21. agree or commit to do any of the things referred to elsewhere in this Section 8.2.

Notwithstanding anything to the contrary contained in this Section 8.2, (A) nothing contained in this Agreement shall give Buyer, directly or indirectly, the right to control or direct the operations of any Group Company prior to the Closing and (B) following the Measurement Time until the Closing, Seller and the Group Companies shall not take any action (or omit to take any action) for the purpose of modifying the amount of Closing Cash, Closing Indebtedness, Transaction Expenses, Closing Net Working Capital Amount or Closing Regulatory Adjustment (in each case, as if such amounts were measured as of immediately prior to the Closing rather than as of the Measurement Time).

8.3. Confidentiality.

8.3.1. Confidentiality Agreement. The provisions of the Confidentiality Agreement, to the extent not inconsistent with the express terms of this Agreement, are hereby ratified, confirmed and agreed to as though fully set forth herein, provided, that the Confidentiality Agreement is hereby amended to permit any lender, source of financing, insurance broker or underwriter of Buyer to be a “Representative” thereof (without any further action or consent on the part of any Person). The Confidentiality Agreement shall remain in effect until the Closing, at which point it shall terminate. Notwithstanding the termination of the Confidentiality Agreement at the Closing, from and after the Closing, Buyer shall, and shall cause its Affiliates and its and their respective Representatives to, keep confidential and not use or disclose documents and information concerning Seller or its Affiliates (other than the Group Companies) furnished to Buyer or its Affiliates or its or their respective Representatives in connection with the Contemplated Transactions other than in connection with the operation of the Business; provided, that the foregoing restriction shall not apply to information (i) that becomes available on a non-confidential basis to Buyer, its Affiliates or its Representatives from and after the Closing from a third party source that is not known after reasonable inquiry by Buyer to be under any obligations or duties of confidentiality with respect to such information, (ii) that is in the public domain or enters into the public domain through no fault of Buyer or any of its Affiliates or Representatives or (iii) to the extent used by Buyer or any of its Affiliates in order to comply with the terms of this Agreement and the other Transaction Documents. From and after the Closing, Seller shall, and shall cause its Affiliates and its and their respective Representatives to, keep confidential and not use or disclose documents and information concerning any Group Company, its Affiliates or their respective businesses; provided, that the foregoing restriction shall not apply to information (i) that becomes available on a non-confidential basis to Seller, its Affiliates or its Representatives from and after the Closing from a third party source that is not known after reasonable inquiry by Seller to be under any obligations or duties of confidentiality with respect to such information, (ii) that is in the public domain or enters into the public domain through no fault of Seller or any of its Affiliates or Representatives or (iii) to the extent used by Seller or any of its Affiliates in order to comply with the terms of this Agreement and the other Transaction Documents. Notwithstanding the foregoing or anything else in this Agreement or the Confidentiality Agreement, (a) each party to this Agreement and the Confidentiality Agreement (and each Affiliate and Representative of such party) may disclose to any and all Persons the tax treatment and tax structure of, and tax strategies relating to, the transactions contemplated by this Agreement and all materials of any kind (including opinions or other tax analyses) that are provided to the party relating to such tax treatment, tax structure or tax strategies solely to the extent necessary for such party to obtain the benefits of such tax treatment, structure or strategies; provided, that the recipient of such information is subject to a customary confidentiality and non-disclosure obligations and (b) this Section 8.3.1 is subject in all respects to Section 8.15.

8.3.2. Announcements. Subject to Section 8.3.3, any public announcements, reports, statements or press releases by any party hereto or any of its Affiliates or its or its Affiliates’ Representatives regarding the Contemplated Transactions must be approved in advance (as to form, content, timing and manner of distribution) by each of Buyer, the Company and Seller, which approval shall not be unreasonably withheld, conditioned or delayed; provided, that at any time after the initial press release regarding this Agreement is issued, Buyer, Seller and their respective Affiliates or Representatives or their respective Affiliates’ Representatives may issue or make any subsequent press release or public statement (including press release or public statement posted on a website) with respect to the Contemplated Transactions as long as such press release or public statement contains information substantially similar to information previously provided in the initial press release or any public statement issued in accordance with this Section 8.3.2.

8.3.3. Permitted Disclosures. No provision of this Section 8.3 or the Confidentiality Agreement will be construed to prohibit, following the date hereof, (a) confidential disclosures by any Group Company to suppliers, customers, lenders, employees and independent contractors of such Group Company to the extent reasonably necessary, in such Group Company’s good faith judgment, to preserve the Business or to facilitate the Contemplated Transactions, (b) confidential disclosures to legal counsel, accounting advisors and financial advisors, (c) disclosures to the extent necessary to comply with the requirements of a Governmental Order, Law or the rules and regulations of any stock exchange upon which the securities of Buyer or one of its Affiliates are listed; provided, that prior to such disclosure in accordance with clause (a) or clause (c) by Buyer or by any Group Company, such disclosing party shall, to the extent legally permitted, promptly deliver to the non-disclosing party a copy of such disclosure to review and comment and such disclosing party shall consider any such comments in good faith prior to making such disclosure, (d) disclosures required in connection with legal proceedings between the parties, including to the extent reasonably necessary to enforce the parties’ respective rights hereunder or (e) disclosures in connection with any Debt Financing, subject to Section 8.15.

8.4. Preparation for Closing. Subject to the terms and conditions hereof, each of the parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable Laws to consummate the Contemplated Transactions as promptly as practicable, including preparing and filing as promptly as practicable with the applicable Governmental Authorities all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents necessary to consummate the Contemplated Transactions. In furtherance (and not in limitation) of the foregoing:

8.4.1. Antitrust and Insurance Regulatory Matters.

(a) Each of the Company and Buyer agrees to use reasonable best efforts to (i) file all required notifications and filings pursuant to the HSR Act and (ii) file all appropriate notifications and filings in order to seek to obtain approvals, consents or authorizations from each Governmental Authority set forth on Schedule 6.6 pursuant to any Insurance Laws, including those required by (1) the Florida Office of Insurance Regulation of the change of control of HBWC-VI (the “Florida Regulatory Approval”), (2) the California Department of Insurance of the change of control of HBW-CA (the “California Regulatory Approval”), (3) the District of Columbia Department of Insurance, Securities and Banking of the change of control of Risk Retention Group (the “DC Regulatory Approval”), and (4) the Texas Department of Insurance of the change of control of HBW Insurance Services, LLC and HBW Warranty Administration, LLC (the “Texas Regulatory Approval,” and together with the Florida Regulatory Approval, the California Regulatory Approval and the DC Regulatory Approval, the “State Regulatory Approvals”), in each case with respect to the Contemplated Transactions in the most expeditious manner practicable, but in any event within ten (10) Business Days after the date hereof (in respect of clauses (i), (ii)(3) and (ii)(4)) and thirty (30) days after the date hereof or earlier if required by Law (in respect of clauses (ii)(1) and (ii)(2)) and to supply promptly any additional information and documentary material that may be reasonably requested of such party by the relevant Governmental Authorities in connection with (i) the HSR Act and (ii) the approvals, consents or authorizations set forth on Schedule 6.6 pursuant to any Insurance Laws.

(b) Subject to the terms and conditions hereof, each of the Company and Buyer agrees to use its reasonable best efforts to obtain (i) early termination of the waiting period under the HSR Act and (ii) approval or consent from any Governmental Authority in respect of such Insurance Laws. In furtherance and not in limitation of the foregoing, Buyer agrees to, and to cause its Affiliates and representatives to use reasonable best efforts to take promptly any and all steps and actions necessary to avoid or eliminate each and every impediment that may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement so as to enable the Closing to occur expeditiously, but in no case later than the Expiration Date, including, as applicable, (1) providing information to such Governmental Authority and (2) proposing, negotiating, committing to or effecting, by consent decree, hold separate order or otherwise, (A) the sale, divesture or disposition of, or holding separate (through the establishment of a trust or otherwise), such of its and its Affiliates’ assets, properties and businesses, (B) the termination, modification or extension of existing relationships and contractual rights and obligations of it and its Affiliates, (C) the establishment or creation of relationships and contractual rights and obligations of it and its Affiliates, (D) the termination of any relevant venture or other arrangement, (E) the imposition of any restrictions or the entry into any keepwell agreement or guarantee with respect to the Group Companies required by any insurance regulatory authority or Governmental Authority, and (F) any other change or restructuring of Buyer and its Affiliates, in each case, required to be taken in order to avoid the entry of, or to effect the dissolution of, any decree, order, judgment, injunction, temporary restraining order or other Governmental Order in any Action under the HSR Act or any Insurance Laws, which would otherwise have the effect of preventing the consummation of the transactions contemplated hereby or that would make the consummation of the Contemplated Transactions in accordance with the terms of this Agreement unlawful (any such action or actions in clauses (A) – (F) above a “Remedial Action”); provided, that, any action contemplated by the above is conditioned upon the consummation of the Contemplated Transactions; provided, further that, notwithstanding anything in this Agreement to the contrary, Buyer and its Affiliates shall not be obligated to take any action, including any Remedial Action or other action contemplated by this Section 8.4.1, that would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the financial condition, assets, liabilities, businesses or results of operations of Buyer, Buyer’s Subsidiaries and Affiliates and the Company and the Company’s Subsidiaries, taken as a whole, after the Closing Date (it being understood that, for purposes of determining pursuant to this clause whether such action would reasonably be expected to have such a material adverse effect, Buyer, Buyer’s Subsidiaries and Affiliates and the Company and the Company’s Subsidiaries, taken as a whole after giving effect to the Contemplated Transaction, shall be deemed to be the same size as the Company and its Subsidiaries).

(c) In addition, Buyer shall oppose, through and including Action on the merits (and all appeals with respect thereto), any claim asserted in court or other forum by any Governmental Authority in order to avoid entry of, or to have vacated or terminated, any decree, Governmental Order or judgment (whether temporary, preliminary or permanent) that would restrain or prevent the Closing by the Expiration Date. Buyer shall pay the filing fees associated with HSR filings and any notifications and filings required pursuant to any Insurance Laws. Each of the Company and Buyer agrees not to participate in any substantive meeting or discussion, either in person or by telephone, with any Governmental Authority in connection with the Contemplated Transactions unless it consults with the other party in advance, if at all possible, and, to the extent not prohibited by such Governmental Authority, gives the other party the opportunity to attend and participate. Notwithstanding anything to the contrary in this Agreement, Buyer shall have the right to devise, control and direct the strategy and timing for, and make all material decisions relating to (and shall take the lead in all meeting and communications with any Governmental Authority relating to), obtaining any approval or expiration of a waiting period contemplated by this Section 8.4.1, including defending and resolving any lawsuits or other proceedings related to any such approval or expiration of a waiting period; provided, that Buyer shall consult with the Company and consider its views in good faith. The Company and Buyer will supply each other with copies of all substantive correspondence, filings or communications with Governmental Authorities, with respect to the Contemplated Transactions, to the extent not prohibited by such Governmental Authorities; provided, however, that to extent any of the documents or information are commercially or competitively sensitive (including those that relate to valuation of the Company), the Company or Buyer, as the case may be, may satisfy its obligations by providing such documents or information to the other party’s outside antitrust counsel, with the understanding that such antitrust counsel shall not share such documents and information with its client. Each of the Company and Buyer shall respond as promptly as reasonably practicable and advisable to any inquiries or requests for information and documentary material received from any Governmental Authority in connection with any antitrust, competition or insurance matters related to this Agreement and the Contemplated Transactions. In furtherance and not in limitation of the foregoing, each of the Company and Buyer agrees to (i) provide reasonable cooperation and assistance to the other, and (ii) provide such other information, execute and deliver any additional agreements, documents or instruments that may be reasonably requested in connection with obtaining such approvals, consents or authorizations.

8.4.2. Second Request. In the event Buyer or the Company receives a second request under the HSR Act in connection with the Contemplated Transactions, such party shall as promptly as reasonably practicable and advisable comply with such request as provided by Section 7A(e) of the HSR Act. For purposes of this Section 8.4.2, a party shall be deemed to have complied with any such request by providing a response that the party in good faith believes to be in substantial compliance and by certifying in writing to the other parties its prompt, substantial compliance. In the event that a party receives a subpoena or civil investigative demand requesting materials and information similar to that usually demanded in a second request under the HSR Act, such party shall as promptly as reasonably practicable and advisable comply with such subpoena or civil investigative demand. In the event the Governmental Authority disputes the adequacy of compliance by a party with respect to a second request under the HSR Act, subpoena or civil investigative demand, such party shall endeavor to satisfy the Governmental Authority so as to minimize any delay in the conduct or resolution of the investigation.

8.4.3. Buyer Transactions. Buyer will not enter into, and shall cause its Affiliates to not enter into, any transaction, or any contractual arrangement or other definitive agreement to acquire any Person (including by merger or acquisition) that is a direct competitor to any Group Company, if the entering into such definitive agreement relating to, or the consummation of, such acquisition would reasonably be expected to (a) materially increase the risk of not obtaining, or impose a material delay in the time required to obtain, the expiration or termination of the waiting period under the HSR Act or (b) materially increase the risk of any Governmental Authority entering an order preventing the consummation of the Contemplated Transactions.

8.4.4. Certain Filings, Etc. Other than filings under the HSR Act and any applicable Insurance Laws which are dealt with in Section 8.4.1 above, each of Buyer and the Company shall cooperate with one another in a commercially reasonable manner (a) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from third parties to any Real Property Leases or Material Contracts, in connection with the consummation of the Contemplated Transactions and (b) in taking such actions or making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such actions, consents, approvals or waivers; provided, that nothing in this Agreement shall obligate or be construed to obligate Seller or the Company to make or cause to be made any payment or concession to any third party in order to obtain any such action, consent, approval or waiver under any Real Property Lease or Material Contract.

8.5. Business Records. After the Closing Date, Buyer and the Company shall, and shall cause the Group Companies to, until the seventh (7th) anniversary of the Closing Date, use commercially reasonable efforts to retain all Records, and Buyer and the Company agree that upon reasonable prior notice, they will, during normal business hours, provide Seller and its Representatives with either access to or copies of the Records solely (i) to the extent such access is reasonably necessary in connection with Seller’s or any of its Affiliate’s reporting, accounting or tax matters, the preparation and filing of any Tax Returns or disclosures, reports or forms or any requirements imposed on Seller or such Affiliate (including under applicable securities Laws or in the preparation of Tax Returns) by a Governmental Authority having jurisdiction over Seller or such Affiliate or (ii) in connection with any Action (other than any Action in which Seller is adverse to Buyer or any Group Company), in each case subject to applicable Laws and Privacy and Security Requirements. If any Group Company shall desire to dispose of any such Records prior to the seventh (7th) anniversary of the Closing Date, the Company shall, prior to any such disposition, notify Seller and provide to Seller and its Representatives a reasonable opportunity, at Seller’s expense, to make copies of or remove such Records, in each case subject to applicable Laws and Privacy and Security Requirements.

8.6. Employees.

8.6.1. From the Closing until the earlier of (i) the first anniversary of the Closing Date and (ii) the date on which a Continuing Employee (as defined below) ceases to be employed by Buyer or any Group Company (collectively, the “Buyer Group”), Buyer shall (a) provide, or shall cause a Group Company to provide, to employees of any Group Company as of immediately prior to the Closing (each, a “Continuing Employee”): (i) a base salary or hourly wage rate, as applicable, that is at least equal to the base salary or hourly wage rate provided to such Continuing Employees immediately prior to the Closing, (ii) target short-term (annual or more frequent) cash bonus or commission opportunities (excluding any retention, long-term incentive, change in control or transaction-based compensation) that are substantially comparable in the aggregate to those provided to such Continuing Employees immediately prior to the Closing, and (iii) employee benefits (excluding any retention, long-term incentive, change in control or transaction-based compensation, non-qualified deferred compensation, retiree medical or welfare arrangements and defined pension benefits) that are either (x) substantially similar in the aggregate to those provided to such Continuing Employee immediately prior Closing or (y) no less favorable in the aggregate than the employee benefits provided to similar situated employees of the Buyer Group, in either case, as determined by Buyer in its sole discretion, and (b) permit, or shall cause each Group Company to permit, each Continuing Employee to maintain their hybrid and/or remote working arrangements as in effect immediately prior to the Closing.

8.6.2. Buyer shall cause service rendered by Continuing Employees prior to the Closing Date with the Group Companies and their respective predecessors, to be taken into account for all purposes including vesting, eligibility to participate and level of benefits (but not for purposes of any equity or equity-based incentive compensation, or benefit accruals under any defined benefit pension plan or any plan that provides retiree welfare benefits), as applicable, under all employee benefit plans, programs, policies and arrangements of the Buyer Group (collectively, the “Buyer Plans”) from and after the Closing Date, to the same extent as such service was taken into account under corresponding plans of the Group Companies for such purposes; provided, however, that nothing herein shall result in the duplication of any benefits for the same period of service. Without limiting the foregoing, Buyer shall use commercially reasonable efforts to provide or to cause the applicable insurer to provide that Continuing Employees (and their covered dependents) will be immediately eligible to participate in the health and welfare plans of the Buyer Group as of the Closing Date, without any waiting time, and will not be subject to any pre-existing condition or other limitation that would prevent immediate or full participation under any health or welfare plan of the Buyer Group for any condition for which such employee would have been entitled to coverage under the corresponding plan of any Group Company in which such employee participated immediately prior to the Closing Date. Buyer shall use commercially reasonable efforts to provide or to cause the applicable insurer to provide credit for any deductible, co-insurance and out-of-pocket covered expenses paid on or before the Closing Date by the Continuing Employees (and their covered dependents) for purposes of satisfying after the Closing Date the applicable deductible, coinsurance and maximum out-of-pocket provisions of the health or welfare plans of the Buyer Group for the plan years in which the Closing Date occurs as if such amounts had been paid in accordance with the applicable Buyer Plan.

8.6.3. The provisions of this Section 8.6 are solely for the benefit of the parties, and no current or former employee or independent contractor of the Group Companies or any other individual associated therewith shall be regarded for any purposes as a third party beneficiary of this Agreement, and nothing herein shall be construed as (i) an amendment to, establishment of, or waiver of any provision of any Company Plan, Buyer Plan or other benefit plan of any Group Company, Buyer, or any of their respective Subsidiaries or Affiliates; (ii) any limitation on the right of any Group Company, Buyer, or any of their respective Subsidiaries or Affiliates to amend or terminate any Company Plan, any Buyer Plan or other benefit plan of any Group Company, Buyer, or any of their respective Subsidiaries or Affiliates; or (iii) the creation of any right to employment or service, continued employment or service, or any term or condition of employment or service with any Group Company, Buyer, or any of their respective Subsidiaries or Affiliates. Nothing in this Section 8.6 shall be construed to limit any rights that any Group Company, Buyer, or any of their respective Subsidiaries or Affiliates has under any plan or arrangement to amend, modify, terminate or adjust any particular plan or arrangement or to terminate the employment of any Continuing Employee for any reason.

8.7. Tax Matters.

8.7.1. Tax Returns.

(a) Buyer, the Group Companies and their respective Affiliates shall prepare and timely file all applicable Income Tax Returns of the Group Companies for the Pre-Closing Tax Period of the Group Companies that are first due after the Closing Date and have not been filed before the Closing Date in accordance with past practice to the extent relating to computing any claim for refund under Section 8.7.7 or 8.7.8, unless otherwise required by Law and in a manner that treats any Transaction Tax Deductions as being allocable to the Pre-Closing Tax Periods to the extent “more likely than not” correct (or at a higher level of confidence) under applicable Income Tax Law, and shall elect to treat 70% of any applicable “success-based fees” arising from the transactions contemplated by this Agreement as deductible pursuant to IRS Rev. Proc. 2011-29. Buyer shall give Seller a reasonable opportunity to review and comment on any such Income Tax Return, including any Income Tax Return that is a claim for refund under Section 8.7.8 or Section 8.7.8, prior to the time that it is filed.

(b) Tax Treatment. The parties agree that all payments made pursuant to Section 8.7.1(a)-(b) hereof shall to the extent permitted by Law be treated as adjustments to the purchase price for U.S. federal income tax purposes.

8.7.2. Closing of Tax Years. The parties intend that any of the Group Companies that are members of the consolidated group for United States federal Income Tax purposes the parent of which is the Company, will, to the extent permitted or required under applicable Law, join Buyer’s consolidated group for United States federal Income Tax purposes upon the consummation of the transactions contemplated by this Agreement, and shall be included in such consolidated group’s consolidated federal Income Tax Return as of the beginning of the day immediately following the Closing Date. With respect to any other Tax years, to the extent relevant to determining any amount Seller is entitled to receive pursuant to this Agreement (including pursuant to the Escrow Agreement), the parties will elect to end the year on the Closing Date to the extent such election is permitted under applicable Law. Items of income, loss, deduction and credit will be allocated for Tax purposes between years ending on the Closing Date and years beginning on the day after the Closing Date based on an interim closing of the books as of the end of the day on the Closing Date to the extent permitted by applicable Law, and a ratable election under Treasury Regulation Section 1.1502-76(b)(2)(ii)(D) shall not be made.

8.7.3. Straddle Periods; Pre-Closing Tax Periods. In the case of any Straddle Period, for purposes of this Agreement, the amount of Taxes (or Tax Refunds) of the Group Companies that is attributable to the applicable Pre-Closing Tax Period for Taxes that are property, ad valorem or similar Taxes assessed on a periodic basis will be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in the Tax period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period. The amount of any other Taxes (or Tax Refunds) of the Group Companies that relate to the Pre-Closing Tax Period portion of a Straddle Period will be determined based on an interim closing of the books as of the end of the Closing Date; provided, however, that any item determined on an annual or periodic basis (such as deductions for depreciation or real estate Taxes) shall be apportioned on a daily basis.

8.7.4. Cooperation and Tax Record Retention. The parties hereto shall, and Buyer shall cause the Group Companies to, cooperate with the other Parties in connection with the preparation of Tax Returns and in connection with any Tax Action and any other Tax matter related to the Group Companies. The Parties shall, and Buyer shall cause the Group Companies to, promptly furnish to the other Parties such information as such other party may reasonably request with respect to Tax Returns, Tax Actions, claims for a refund or credit and other Tax matters relating to the Group Companies reasonably necessary for such purpose, including by providing access to the relevant books and records and making employees of Buyer and the Group Companies available to provide additional information and explanation of any materials provided hereunder. Buyer shall, and shall cause the Group Companies to, retain all Records with respect to Tax matters pertinent to the Group Companies relating to taxable periods or portions thereof ending on the Closing Date or that could affect amounts which Seller is entitled to receive pursuant to this Agreement (including, pursuant to the Escrow Agreement) until the expiration of the statute of limitations (taking into account any extensions thereof) applicable to such taxable periods.

8.7.5. Transfer Taxes. Buyer and Seller shall each pay, or cause to be paid, 50% of the amount of any documentary, sales, use, real property transfer, real property gains, registration, value-added, transfer, stamp, recording, and other similar Taxes, fees, and costs, together with all interest thereon, penalties, fines, costs, additions to Tax and other additional amounts with respect thereto (“Transfer Taxes”), which may be imposed in connection with the transactions contemplated by this Agreement. To the extent that either Buyer or Seller, respectively, is required to pay more than 50% of any Transfer Taxes, the other party shall promptly reimburse such paying party for the portion of such Transfer Taxes such that Buyer and Seller shall have each paid 50% of such Transfer Taxes. Buyer shall timely file any Tax Return with respect to such Transfer Taxes and, if required by applicable Law, Seller will join in the execution of any such Tax Returns and other documentation.

8.7.6. No Code Section 336 or 338 Election. The parties agree that no election under Section 336 or Section 338 of the Code or any similar provisions of state, local, or non- United States Law shall be made with respect to the transactions contemplated by this Agreement.

8.7.7. Quick Refunds. As soon as practicable after the Closing Date, but in no event more than thirty (30) days after the Closing Date, Buyer will cause the Company or its Affiliates to file IRS Form 4466 (Corporation Application for Quick Refund) and any corresponding state or local tax form to claim a quick refund for any overpayment of estimated taxes for any Pre-Closing Tax Period that ends on the Closing Date that is attributable to Transaction Tax Deductions to the extent not previously used to reduce Accrued Income Taxes as determined on a “with and without basis” (an “Overpayment”). For the avoidance of doubt, any Transaction Tax Deductions taken into account in determining any Overpayment shall be taken into account in a manner consistent with Section 8.7.1(a). If any applicable state or locality does not provide for the filing of a form to obtain a quick refund, the Company or its applicable Affiliates shall as soon as reasonably practicable pursue any procedure that is available in that state or locality to obtain a quick refund for any applicable Overpayment. Within five (5) Business Days of receipt of any quick refund described in this Section 8.7.7, Buyer or its Affiliates (including, after the Closing Date, any of the Group Companies) will pay to Seller an amount equal to the amount of such refund (net of any reasonable and documented out-of-pocket costs or expenses and Taxes incurred by Buyer and its Affiliates with respect thereto or attributable to the receipt or payment thereof and plus any interest received thereon) to an account designated by Seller. Any such payment pursuant to the preceding sentence shall be treated as an adjustment to the Purchase Price for U.S. federal and applicable state and local income tax purposes.

8.7.8. Refunds Claimed with Tax Returns. To the extent that, for whatever reason, the Company does not obtain a quick refund for any Overpayment, Buyer will cause the Company or its Affiliates to claim a refund equal to the amount of such Overpayment (without duplication of any amounts obtained as a quick refund under Section 8.7.7) in connection with the Tax Return that the Company or any of its Affiliates files for any such Pre-Closing Tax Period. If Buyer or its Affiliates (including, after the Closing Date, any of the Group Companies) (i) receives any cash Tax refund attributable to such Overpayment or (ii) applies any such Overpayment to reduce the amount of Taxes it would otherwise be required to pay in a taxable period (or portion thereof) beginning after the Closing Date (determined consistent with Section 8.7.3), such Tax refund or amount equal to such reduced Tax liability (without duplication) shall be for the benefit of Seller, and Buyer shall cause the same to be paid (net of any reasonable and documented out-of-pocket costs or expenses and Taxes incurred by Buyer and its Affiliates with respect thereto or attributable to the receipt or payment thereof and plus any interest received thereon) to an account designated by Seller no later than five (5) Business Days after the receipt thereof or claim thereof on a Tax Return. Any such payment pursuant to the preceding sentence shall be treated as an adjustment to the Purchase Price for U.S. federal and applicable state and local income tax purposes.

8.8. Further Assurances. Subject to the terms and conditions of this Agreement, each of Seller, the Company and Buyer, upon the request of one another from time to time after the Closing, and at the expense of the requesting party but without further consideration, shall sign such documents and take such actions as may be reasonably necessary or otherwise reasonably requested to carry out the provisions of this Agreement and the other Transaction Documents and consummate the Contemplated Transactions.

8.9. Indemnification of Directors and Officers.

8.9.1. For a period of six (6) years after the Closing, Buyer shall not, and shall not permit any Group Company to, amend, repeal or modify any provision in any Organizational Documents of any Group Company relating to the exculpation, indemnification or advancement of expenses of any Persons who at any time prior to or at the Closing are or were officers, directors or employees (or their equivalent) of any Group Company (each, a “D&O Indemnified Person”) with respect to acts or omissions existing or occurring at or prior to the Closing (unless and to the extent required by Law), it being the intent of the parties that all such officers, directors and employees of each Group Company shall be entitled to exculpation, indemnification and advancement of expenses pursuant to the terms thereof to the fullest extent permitted by applicable Law and that no change, modification or amendment of such documents or arrangements may be made that will adversely affect any such Person’s right thereto without the prior written consent of that Person.

8.9.2. Buyer shall cause the Group Companies as of the Closing to obtain and fully pay for, at Buyer’s expense, “tail” insurance policies with a claims period of at least six (6) years from and after the Closing, from an insurance carrier with the same or better credit ratings as the Company’s current insurance carrier with respect to officers’ and directors’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”), for the Persons who are covered by the Company’s existing D&O Insurance as of the Closing, with terms, conditions, retentions and levels of coverage at least as favorable as the Company’s existing D&O Insurance with respect to matters arising out of or relating to acts or omissions occurring or existing at or prior to the Closing (including in connection with this Agreement and the Contemplated Transactions), and Buyer shall cause the Company to maintain such D&O Insurance in full force and effect for its full term; provided, that the Group Companies may substitute therefor policies of at least the same coverage containing terms and conditions which are no less advantageous to the beneficiaries thereof so long as such substitution does not result in gaps or lapses in coverage with respect to matters occurring on or prior to the Closing. Notwithstanding the foregoing, in no event shall the aggregate cost for such policy exceed 250% of the annual premium for the Company’s existing D&O Insurance policy in effect as of the date hereof; provided, that in the event that the premium for such policy exceeds such amount, the Company shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

8.9.3. In the event that Buyer or the Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and other assets to any Person (including by liquidation, dissolution, assignment for the benefit of creditors or similar action), then, and in each such case, Buyer or the Company, as the case may be, shall use commercially reasonable efforts to cause proper provision to be made so that the applicable successors and assigns or transferees expressly assume the obligations set forth on this Section 8.9.

8.9.4. Notwithstanding anything in this Agreement to the contrary, the rights and benefits of the D&O Indemnified Persons under this Section 8.9 shall not be terminated or modified in any manner as to adversely affect any D&O Indemnified Person without the prior written consent of such D&O Indemnified Person. The provisions of this Section 8.9 are intended to be for the benefit of, and shall be enforceable by, each D&O Indemnified Person referred to in Section 8.9.1, his or her heirs and his or her executors, administrators and personal representatives, each of whom is an intended third party beneficiary of this Section 8.9, and are in addition to, and not in substitution for, any other rights that any such D&O Indemnified Person may have pursuant to a Contract that has been provided to Buyer.

8.10. Representation and Warranty Policies. Buyer will not obtain from any Person a Buyer-side representation and warranty policy or similar insurance policy, or amend or modify any such policy in a manner that is materially adverse to Seller, any Group Company, any of their respective Representatives or any Non-Recourse Party if so obtained, without obtaining the prior written consent of Seller, which shall not be unreasonably withheld, conditioned or delayed with respect to any rights of subrogation of the insurer with respect to Seller or any Group Company, any of their respective Representatives or any Non-Recourse Party. Any such representation and warranty policy will be at the expense of Buyer and shall provide that the insurer may not seek to or enforce any subrogation rights it might have against Seller, or any of its

Affiliates, as a result of any alleged breach of any representation or warranty (except for Actual Fraud in connection with the transaction by such Person). Seller and the Group Companies shall provide reasonable cooperation to Buyer as reasonably requested by Buyer or its Affiliates in connection with Buyer obtaining a Buyer-side representation and warranty policy or similar insurance policy and shall provide Buyer as promptly as reasonably practicable after the Closing Date three (3) complete copies of the online data room in a format and on media reasonably acceptable to the insurer under such policy.

8.11. 280G Matters. If the consummation of the transactions contemplated hereby would reasonably be expected to entitle any “disqualified individual” to a “parachute payment” (as each such term is defined in Section 280G of the Code), then, the Company shall seek and use commercially reasonable efforts to (A) obtain a waiver from each such disqualified individual of such individual’s right to receive or retain any payment that would reasonably be expected to constitute a parachute payment under Section 280G of the Code (collectively, the “Waived Payments”) no later than three (3) Business Days prior to the Closing and (B) submit the Waived Payments to a shareholder vote consistent with the requirements of Section 280G of the Code (the “280G Shareholder Vote”) at least one (1) Business Day prior to the Closing. No later than three (3) Business Days prior to soliciting such waivers and soliciting such approval, the Company shall deliver to Buyer for review and comment, which comments the Company shall consider in good faith, copies of any documents or agreements necessary to effect this Section 8.11, including any stockholder consent, disclosure, statement or waiver. Prior to the Closing, the Company shall deliver to Buyer and its counsel evidence reasonably acceptable to Buyer that an effective 280G Shareholder Vote was solicited and that either (a) the requisite number of shareholder votes was obtained and the Waived Payments shall be made or retained, as applicable, or (b) the requisite number of shareholder votes was not obtained and no Waived Payments shall be made or retained, as applicable. Notwithstanding the foregoing, the parties acknowledge that this Section 8.11 shall not apply to any agreement, contract, arrangement or plan entered into by and between Buyer or any of its Affiliates and any “disqualified individuals” within the meaning of Section 280G of the Code (collectively, the “Buyer Arrangements”), unless such Buyer Arrangements have been disclosed to the Company at least ten (10) Business Days prior to the Closing Date in sufficient detail to allow the Company to determine whether any such Buyer Arrangement, together with all other payments and benefits, could reasonably be considered to be “parachute payments” within the meaning of Section 280G of the Code. To the extent any Buyer Arrangement is not disclosed in reasonable detail to the Company prior to such time, compliance with this Section 8.11 shall be determined as if such Buyer Arrangement did not exist.

8.12. Termination of Related Party Agreements. Seller and the Group Companies shall terminate, or cause to be terminated, with no further liability or obligation of the Group Companies, at or prior to the Closing, all Related Party Contracts, other than those set forth on Schedule 8.12, in each case (other than with respect to the Keep Well Agreement, which shall terminate in accordance with its terms), in form and substance reasonably acceptable to Buyer.

8.13. Exclusivity. From the date of this Agreement until the earlier of the Closing Date or the date on which this Agreement is terminated in accordance with Article 9, except for the transactions contemplated by this Agreement, Seller will not, and will cause the Group Companies and its and their Representatives and Affiliates (and such Affiliates’ Representatives) not to, directly or indirectly, take any action to solicit, initiate or engage in discussions or negotiations with, or provide confidential information to, any Person (other than Buyer, its Affiliates and its and their respective Representatives (and such Affiliates’ Representatives) acting in such capacity) relating to, or that would reasonably be expected to facilitate or encourage, any merger, acquisition or recapitalization involving the Group Companies, the sale of the Shares or other equity interests of the Group Companies, any sale of all or a majority of the assets or equity interests of the Group Companies or any similar transaction involving the Group Companies (other than assets sold in the ordinary course of business) (an “Acquisition Transaction”). Seller will, and will cause the Group Companies and its and their Representatives and Affiliates (and such Affiliates’

Representatives) to, immediately terminate any and all negotiations or discussions with any third party (other than Buyer, its Affiliates and its and their respective Representatives (and such Affiliates’ Representatives) acting in such capacity) regarding any proposal concerning any Acquisition Transaction of which the Company or Seller or any of their respective Affiliates is aware, including any access to any online or other virtual data room or portal containing information regarding the Group Companies and request that any Persons with such information return or destroy it.

8.14. Notification of Certain Events. Buyer and Seller shall promptly notify the other parties hereto in writing of: (a) the occurrence or nonoccurrence of any event causing any representation or warranty made by (i) Buyer in Article 5 or (ii) the Company in Article 3 or Seller in Article 4, respectively, to be untrue, such that the corresponding closing condition contained in Section 7.1 or Section 6.1, respectively, would not be satisfied (assuming that the Closing were to occur at such time) and (b) the failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder such that the corresponding closing condition contained in Article 7 or Article 6, respectively, would not the satisfied (assuming that the Closing were to occur at such time); provided, however, that the delivery of any notice pursuant to this Section 8.14 shall not (i) serve to cure such breach or non-compliance or limit or otherwise affect the remedies available to the party receiving such notice, (ii) constitute an acknowledgement or admission of a breach of this Agreement or (iii) affect any party’s rights hereunder.

8.15. Debt Financing.

8.15.1. Prior to the Closing, the Group Companies shall, and shall use reasonable best efforts to cause their respective officers, directors, employees and representatives to, at Buyer’s sole expense, cooperate with Buyer in connection with the Debt Financing as may be reasonably requested by Buyer, including by using reasonable best efforts to:

(a) participate (and causing senior management and using commercially reasonable efforts to cause representatives and advisors to participate) in a reasonable number of lender meetings and presentations, due diligence sessions and sessions with ratings agencies, in each case, at reasonable times and with reasonable notice in connection with any of such Debt Financing;

(b) provide Buyer and the Debt Financing Sources information reasonably necessary for the preparation of (A) confidential information memoranda, lender presentations and similar marketing documents reasonably necessary or customarily provided in connection with financings of the type similar to the Debt Financing and (B) materials for rating agency presentations;

(c) execute and deliver any guarantee, collateral agreement, pledge agreement, security agreement, other definitive financing documents, or other certificates or documents as may be reasonably requested by Buyer and as may be necessary and customary in connection with the Debt Financing and otherwise facilitating the obtaining of guarantees and the creation and perfection of a security interest in the property and assets of the Group Companies; provided, that all such guarantees, security agreements and other documents with respect to the Group Companies and their respective assets shall be authorized and become effective only at, or as of, the Closing, and no legal opinions shall be required to be provided;

(d) take all corporate actions, subject to the occurrence of the Closing, reasonably requested by Buyer that are necessary to permit the consummation of the Debt Financing and to permit the proceeds thereof, together with the cash at the Group Companies, if any (not needed for other purposes), to be made available on the Closing Date to consummate the Closing and the other transactions contemplated by this Agreement;

(e) provide customary authorization and representation letters to the Debt Financing Sources, executed by or on behalf of the Company, authorizing the distribution of information provided by the Group Companies (subject to customary confidentiality provisions and disclaimers) to prospective lenders or investors and containing customary representations to the Debt Financing Sources, including with respect to the presence or absence of material nonpublic information about the Group Companies and that such information (other than customary exceptions) to the extent provided by the Group Companies does not contain a material misstatement or omission that would make the statements contained therein materially misleading in light of the circumstances under which they are made;

(f) provide, at least four (4) Business Days prior to the Closing Date, all documentation and other information as is required by applicable “know your customer”, beneficial ownership and anti-money laundering rules and regulations including the USA PATRIOT Act to the extent requested at least eight (8) Business Days prior to the Closing Date; and

(g) timely deliver any notices of prepayment, redemption or termination in respect of the Closing Indebtedness and assisting with the repayment in full of all Indebtedness of the Group Companies required to be repaid on or prior to the Closing and the termination and release of all related guarantees and liens (including by obtaining the fully executed Debt Payoff Letter (at least three (3) Business Days in advance of Closing);

provided, that such requested cooperation does not unreasonably interfere with the ongoing operations of the Group Companies and (a) the Group Companies shall not be required to incur any liability or pay any fee in connection with the Debt Financing prior to the Closing, (b) the pre-Closing board of directors of any Group Company shall not be required to adopt resolutions approving the agreements, documents and instruments pursuant to which the Debt Financing is obtained unless such Persons continue in such offices after the Closing and such resolutions are effective substantially simultaneously with the Closing or incur any personal liability, (c) the Group Companies shall not be required to execute prior to the Closing any definitive financing documents that will be effective prior to Closing, including any credit or other agreements, pledge or security documents, or other certificates, legal opinions or documents in connection with the Debt Financing, other than pursuant to this Section 8.15.1, (d) the Group Companies shall not be required to take any corporate actions that will be effective prior to the Closing to permit the consummation of the Debt Financing, (e) the Group Companies shall not be required to provide cooperation that the Company reasonably believes would (i) violate any Material Contract or any Law (but the Company shall take reasonable steps to provide such information or cooperation in a manner that does not violate any such Material Contract or Law), (ii) result in the loss of attorney-client privilege or other similar legal privilege (but the Company shall take reasonable steps to provide such information or cooperation in a manner that does not violate any such privilege) or (iii) cause any of Company’s representations or warranties in this Agreement to be breached or any condition precedent set forth in this Agreement to fail to be satisfied and (f) the Group Companies shall not be required to consent to the pre-filing of UCC-1s or the grant of liens on the Group Companies’ assets prior to the Closing. The Group Companies hereby consent to the use of the Group Companies’ logos in connection with the Debt Financing; provided, however, that such logos are used solely in a manner that is not intended to, or reasonably likely to, harm, disparage or otherwise adversely affect the Group Companies or the reputation or goodwill of the Group Companies. Buyer shall indemnify, defend and hold harmless the pre-Closing directors and officers of the Group Companies from and against any liability or obligation to providers of the Debt Financing in connection with the Debt Financing and any information provided in connection therewith in connection with any cooperation pursuant to this Section 8.15.1, except to the extent such liability or obligation (i) results from information related to the Group Companies provided by or on behalf of the Group Companies specifically for use in connection with the Debt Financing (ii) is determined by a court of competent jurisdiction in a final non-appealable judgment to result from the willful misconduct, gross negligence or bad faith of the Group Companies or, in each case, their respective officers, directors, employees, accountants, consultants, legal counsel, agents or other representatives or (iii) results from the material breach of this Agreement by the Group Companies and/or any of their Affiliates. If the Closing does not occur, Buyer shall promptly upon the Company’s request reimburse the Company for all reasonable out-of-pocket and documented costs and expenses (including reasonable and documented fees and disbursements of outside counsel) incurred by the Group Companies in connection with such cooperation pursuant to this Section 8.15.1. All non-public or otherwise confidential information regarding the Group Companies obtained by Buyer pursuant to this Section 8.15.1 shall be kept confidential in accordance with the terms of the Confidentiality Agreement; provided that Buyer shall be permitted to disclose such information (i) to the Debt Financing Sources, rating agencies and prospective lenders and investors of the Debt Financing or any permitted replacement, amendment, modification thereto, in each case, subject to customary confidentiality protections and (ii) as required by the Exchange Act, the rules and regulations of the SEC or any rule or regulation of any securities exchange upon which the securities of Buyer or any of its Affiliates are listed or traded.

8.15.2. The Company (i) hereby consents to the inclusion of the financial statements referred to in Section 3.5 and Section 8.16, as applicable, prior to the Closing in (A) any lender presentations, bank information memoranda, rating agency presentations and similar documents customarily used in connection with the Debt Financing and (B) any public disclosure on Form 8-K to the extent required to comply with Regulation FD as a result of the inclusion of such financial statements pursuant to clause (A).

8.15.3. Buyer shall use reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to obtain the proceeds of the Debt Financing in an amount sufficient, when combined with the aggregate amount of available cash or other sources of liquidity, to fund the Required Uses, on the terms and conditions described in the Debt Commitment Letter or, if available, on other terms that (A) are acceptable to Buyer in its sole discretion and (B) would not prevent, or make materially less likely to occur, the funding of the Debt Financing at the Closing in an amount sufficient, when combined with the aggregate amount of available cash or other sources of liquidity, to fund the Required Uses, including using reasonable best efforts to (a) satisfy on a timely basis all conditions set forth in the Debt Commitment Letter applicable to Buyer, (b) negotiate and enter into definitive agreements with respect thereto on the terms and conditions contemplated by the Debt Commitment Letter (including any related flex provisions) or on such other terms and (c) consummate the Debt Financing at or prior to the Closing in an amount sufficient, when combined with the aggregate amount of available cash or other sources of liquidity, to fund the Required Uses. Buyer shall give Seller prompt notice of (and in any event no later than five (5) Business Days following) (i) any breach or default under the Debt Commitment Letter of which Buyer becomes aware, and (ii) any termination, repudiation, rescission, cancellation or expiration of the Debt Commitment Letter, in each case, if such breach, default, termination, repudiation, rescission, cancellation or expiration would materially adversely affect the availability of the Debt Financing at the Closing in an amount sufficient, when combined with the aggregate amount of available cash or other sources of liquidity, to fund the Required Uses (but, in each case, excluding, for the avoidance of doubt, any ordinary course negotiations with respect to the terms of the Debt Financing of the definitive agreements with respect to the Debt Financing); provided, that in no event shall Buyer be required to share any information with Seller, the Company or their respective Affiliates or Representatives that is subject to attorney-client or other privilege. Upon the reasonable request of Seller, Buyer shall keep the Company and Seller informed on a reasonably current basis in reasonable detail of the status of Buyer’s efforts to arrange the Debt Financing or Alternative Financing. If any portion of the Debt Financing under the Debt Commitment Letter becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter in an amount, when combined with the aggregate amount of available cash or other sources of liquidity, necessary to fund the Required Uses, Buyer shall use reasonable best efforts to obtain alternative financing, including from the same or alternative sources (“Alternative Financing”) as promptly as practicable following the occurrence of such event and the provisions of this Section 8.15.3 shall be applicable to the Alternative Financing and such Alternative Financing shall not impose any new or additional condition or otherwise expand any condition to draw that would limit the availability thereof at the Closing, provided, that, in no event shall Buyer be required to, and in no event shall its reasonable best efforts be deemed or construed to require it to, obtain alternative financing that (x) includes terms and conditions that are less favorable in any material respect to Buyer than the terms and conditions set forth in the Debt Commitment Letter as in effect on the date of this Agreement (including, as necessary, taking into account any “market flex” provisions applicable thereto contained in the fee letter related to the Debt Commitment Letter) or (y) would require it to pay any fees or agree to pay any interest rate amounts or original issue discounts, in either case, in excess of those contemplated by the Debt Commitment Letter as in effect on the date of this Agreement (including, as necessary, taking into account any “market flex” provisions applicable thereto contained in the fee letter related to the Debt Commitment Letter). Buyer shall (1) upon satisfaction of the conditions thereunder, enforce in all material respects its rights under the Debt Commitment Letter, (2) not withdraw the LCT Election (as defined in the Buyer Credit Agreement) made in respect of its acquisition of the Company pursuant to the Debt Commitment Letter and (3) not consent to any amendment or modification to be made to, or any waiver of any provision or remedy under, the Debt Commitment Letter, the fee letter referred to in the Debt Commitment Letter or the Buyer Credit Agreement, in each case to the extent in a manner that (i) would prevent, or make materially less likely to occur, the funding of the Debt Financing under the Debt Commitment Letter at the Closing in an amount sufficient, when combined with the aggregate amount of available cash or other sources of liquidity, to fund the Required Uses or (ii) materially adversely impact the ability of Buyer, in each case, to enforce its rights under the Debt Commitment Letter or the definitive agreements with respect to the Debt Financing, as applicable, or to consummate the transactions contemplated by this Agreement at the Closing, without the prior written consent of Seller (such consent not to be unreasonably withheld, conditioned or delayed); provided, that, for the avoidance of doubt and notwithstanding anything to the contrary in this Agreement, (x) Buyer may amend the Debt Commitment Letter and any fee letter to add lenders, arrangers, bookrunners, agents or similar entities who have not executed the Debt Commitment Letter as of the date of this Agreement and (y) Buyer may amend, restate, amend and restate, refinance or replace the Buyer Credit Agreement (and replace the Debt Commitment Letter in effect at such time by virtue of such amendment, restatement, amendment and restatement, refinancing or replacement of the Buyer Credit Agreement) and terminate or reduce the commitments under any Debt Commitment Letter so long as any of (1) after giving effect thereto, Buyer has (and will have at all times through the Closing) available cash or other sources of liquidity in an amount sufficient to pay in cash all of the Required Uses or (2) Buyer shall have delivered a copy of a fully executed replacement Debt Commitment Letter, together with a true and complete copy of any fee letter related thereto (provided that solely the fee amounts, pricing caps and certain economic terms of any “flex” provisions specified in the fee letter may have been redacted in a customary manner so long as no such redaction covers terms that affect the conditionality, enforceability or availability of the full amount of the Debt Financing on the Closing Date or otherwise limit, prevent, impede or delay the consummation of the Debt Financing on the Closing Date), which shall have the Specified Terms or (3) Seller shall have given prior written consent thereto (such consent not to be unreasonably withheld, conditioned or delayed). As applicable, references in the Agreement (other than with respect to the representations in this Agreement made by Buyer that speak as of the date hereof) to Debt Financing shall include Alternative Financing and any replacement Debt Commitment Letter referred to in clause (2) of the proviso to the preceding sentence.

8.16. Delivery of Financials.

8.16.1. Seller shall deliver to Buyer (a) as promptly as practicable but in any event within 150 days after the end of any fiscal year ended prior to the Closing, the audited consolidated balance sheets of the Operating Group and the Insurance Group as at the end of, and related consolidated statements of income (loss), cash flows and stockholders’ equity of the Operating Group and the Insurance Group for, the fiscal year then ended and (b) (i) with respect to the fiscal quarter ended March 31, 2024, as promptly as practicable but in any event on or prior to June 15, 2024 and (ii) with respect to the fiscal quarter ending June 30, 2024 and each subsequent fiscal quarter ended prior to the Closing, as promptly as practicable but in any event within forty-five (45) days after the end of each fiscal quarter, in the case of each of clauses (b)(i) and (b)(ii), unaudited consolidated balance sheets and related consolidated statements of income, cash flows and stockholders’ equity of the Operating Group and the Insurance Group as of the end of such fiscal quarter and for the fiscal quarter and portion of the fiscal year then ended, in each case, setting forth comparative figures for the comparable quarter and portion of the fiscal year then ended in the prior fiscal year, as the case may be, in each case of clauses (a) and (b) prepared in accordance with GAAP or SAP, as applicable, consistently applied.

8.16.2. Seller shall use reasonable best efforts to prepare and deliver to Buyer (a) (i) as promptly as practicable but in any event no later than September 30, 2024, the audited consolidated balance sheets and related consolidated statements of income, cash flows and stockholders’ equity of the Group Companies as of and for the year ended December 31, 2023 (such financial statements, the “Closing Condition Financial Statements”) and (ii) within 120 days after the end of any fiscal year ended prior to the Closing, the audited consolidated balance sheet and related consolidated statements of income, cash flows and stockholders’ equity of the Group Companies as of and for the year then ended (this clause (a), collectively, the “Consolidated Annual Financial Statements”) and (b) (i) with respect to the fiscal quarters ended March 31, 2024, June 30, 2024 and September 30, 2024, on or prior to November 15, 2024 and (ii) with respect to each subsequent fiscal quarter (other than the fourth fiscal quarter) ended prior to the Closing, within forty-five (45) days after the end of each fiscal quarter, in the case of each of clauses (b)(i) and (b)(ii), unaudited consolidated balance sheets and related consolidated statements of income, cash flows and stockholders’ equity of the Group Companies as of the end of such fiscal quarter and for the fiscal quarter and interim period then ended, in each case, setting forth comparative figures for the comparable quarter and interim period in the prior fiscal year, as the case may be (this clause (b), collectively, the “Consolidated Interim Financial Statements”), in each case of clauses (a) and (b) prepared in accordance with GAAP, as applicable, consistently applied (including footnotes thereto), with any such quarterly or interim financial statements having been reviewed by the Company’s independent auditors as provided in Statement on Auditing Standards No. 100 (or an equivalent or successor standard). All reasonable out-of-pocket fees and expenses payable by or on behalf of the Group Companies in connection with the preparation and audit of the Consolidated Annual Financial Statements and the Consolidated Interim Financial Statements shall be borne by Buyer, including all accounting, other advisory or service provider fees and expenses. For the avoidance of doubt, the contents and presentation of the Consolidated Annual Financial Statements and the Consolidated Interim Financial Statements, including the amounts set forth therein and any discrepancy or difference between the Consolidated Annual Financial Statements or the Consolidated Interim Financial Statements, on the one hand, and the financial statements of the Operating Group and the Insurance Group for the corresponding period, on the other hand, shall not be taken into account in determining whether any of the conditions to the Closing shall have been satisfied (provided, that the facts underlying the contents and presentation reflected therein may be taken into consideration when determining whether any of the conditions to the Closing shall have been satisfied (including in determining whether a Material Adverse Effect has occurred to the extent not otherwise excluded by operation of the definition of Material Adverse Effect)).

9.	TERMINATION.

9.1. Termination. The parties may not terminate this Agreement other than as follows:

9.1.1. This Agreement may be terminated at any time prior to the Closing by written consent of Buyer and Seller.

9.1.2. Buyer may terminate this Agreement by delivering written notice to Seller at any time prior to the Closing in the event that (a) Seller or the Company is in material breach of this Agreement, (b) Buyer has notified Seller of such breach in reasonable detail in writing, (c) there is a reasonable likelihood that such breach will result in the failure of any condition set forth in Article 6 to be satisfied at the Closing and (d) such breach is incapable of cure or is not cured prior to the earlier of (i) thirty (30) days after delivery of such notice of breach and (ii) the Expiration Date; provided, however, that Buyer shall not have the right to terminate this Agreement pursuant to this Section 9.1.2 if Buyer is then in material breach of this Agreement and such breach has resulted in the failure of a condition set forth in Article 7 to be satisfied by the Expiration Date (as if the Expiration Date were the Closing Date for purposes of determining whether such condition has been satisfied).

9.1.3. Seller may terminate this Agreement by delivering written notice to Buyer at any time prior to the Closing in the event that (a) Buyer is in material breach of this Agreement, (b) Seller has notified Buyer of such breach in reasonable detail in writing, (c) there is a reasonable likelihood that such breach will result in the failure of any condition set forth in Article 7 to be satisfied at the Closing and (d) such breach is incapable of cure or is not cured prior to the earlier of (i) thirty (30) days after delivery of such notice of breach and (ii) the Expiration Date; provided, however, that Seller shall not have the right to terminate this Agreement pursuant to this Section 9.1.3 if Seller or any Group Company is then in material breach of this Agreement and such breach has resulted in the failure of a condition set forth in Article 6 to be satisfied by the Expiration Date (as if the Expiration Date were the Closing Date for purposes of determining whether such condition has been satisfied).

9.1.4. Either Buyer or Seller may terminate this Agreement by providing written notice to the other at any time on or after the date that is one year after the date hereof (the “Expiration Date”), if the Closing shall not have occurred by the Expiration Date; provided, that no party may terminate this Agreement pursuant to this Section 9.1.4 if the failure of the Closing to occur by the Expiration Date is the primary result of a breach of this Agreement in any material respect by such party (or, in the case where Seller is seeking to terminate, any Group Company).

9.1.5. Either Buyer or Seller may terminate this Agreement by delivering written notice to the other if any Governmental Authority of competent jurisdiction issues an order, decree, ruling or other action permanently enjoining, restraining or otherwise prohibiting the Contemplated Transactions and such order, decree, ruling or other action shall have become final and non-appealable; provided, that the Person seeking to terminate this Agreement pursuant to this Section 9.1.5 (or, in the case where Seller is seeking to terminate, any Group Company) is not then in breach of this Agreement in any material respect in any manner that has been the primary cause of, or primarily resulted in, such order, decree, ruling or other action.

9.2. Effect of Termination.

9.2.1. Subject to Section 9.2.2, if this Agreement is terminated pursuant to Section 9.1, all rights and obligations of the parties hereunder will terminate without any liability of any party, any Affiliate thereof or any controlling Person, partner, member, equity holder or Representative of any party or any Affiliate thereof; provided, however, that (a) the rights and obligations of the parties under Section 8.3 (Confidentiality), this Section 9.2 (Effect of Termination), Article 1 (Definitions) and Article 10 (Miscellaneous) will survive termination of this Agreement and (b) nothing herein will relieve any party to this Agreement from liability for Actual Fraud or any Willful Breach of this Agreement by such party prior to such termination.

9.2.2. Qualifying Termination Fee.

(a) If this Agreement is validly terminated by Buyer or Seller pursuant to Section 9.1.4 or 9.1.5 and, at the time of such termination, all conditions to the Closing (other than those conditions that by their terms are to be satisfied at the Closing, but subject to such conditions being capable of being satisfied at the Closing) have been satisfied, other than the conditions to the Closing set forth in Section 6.5, 6.6, 7.4 or 7.5, which, with respect to Section 6.5 and Section 7.4, shall not have been satisfied due to the failure to receive any required antitrust, competition or pre-merger notification or other regulatory clearance, non-objection or approval from a Governmental Authority of competent jurisdiction or any Action by a Governmental Authority of competent jurisdiction to prevent the Contemplated Transactions for antitrust, competition or pre-merger notification or other regulatory reasons (each of the foregoing, a “Qualifying Termination”), then Buyer shall pay to Seller, by wire transfer of immediately available funds, a fee of $30,000,000 (the “Qualifying Termination Fee”), such payment to be made no later than five (5) Business Days after the receipt by Buyer of Seller’s demand for payment thereof following a Qualifying Termination. Upon the payment by Buyer of the Qualifying Termination Fee if and when required by this Section 9.2.2(a), the Qualifying Termination Fee shall be the sole and exclusive monetary remedy of Seller and the Company against the Released Buyer Parties for any loss or damage suffered as a result of the failure of the Contemplated Transactions to be consummated or for a breach of, or failure to perform under, this Agreement or any certificate or other document delivered in connection herewith, and none of the Released Buyer Parties shall have any further liability or obligation with respect to this Agreement or the Contemplated Transactions to Seller and the Company, whether in equity or at law, in contract, in tort or otherwise.

(b) Each party acknowledges and agrees that (a) the agreements contained in this Section 9.2.2 are an integral part of this Agreement and that, without these agreements, the parties would not have entered into this Agreement and (b) in light of the difficulty of accurately determining actual losses or damages with respect to the foregoing, the Qualifying Termination Fee, in the circumstances in which such fee becomes payable, constitutes a reasonable estimate of the losses that will be suffered by reason of any such termination of this Agreement and constitutes liquidated damages (and not a penalty). Accordingly, if Buyer fails to promptly pay the amounts due pursuant to this Section 9.2.2 and, in order to obtain such payment, Seller or the Company commences a suit that results in a judgment against Buyer for the Qualifying Termination Fee or portion thereof, Buyer shall pay to the Company its reasonable and documented out-of-pocket costs and expenses thereof (including reasonable and documented out-of-pocket attorneys’ fees) in connection with such suit, together with interest on the amount of the Qualifying Termination Fee or portion thereof ordered to be paid by a court at the prime rate published in the Wall Street Journal, Eastern Edition, on the date such payment was required to be made through the date of the payment.

10.	MISCELLANEOUS.

10.1. Non-Survival of Representations, Warranties, Covenants and Agreements. The representations, warranties, covenants and agreements in this Agreement and any certificate delivered pursuant hereto by any party hereto shall terminate at the Closing such that no claim for breach of any representation, warranty, covenant or agreement may be brought after the Closing with respect thereto and there will be no liability in respect thereof, except that this Section 10.1 shall not limit (a) any covenant or agreement of the parties which by its terms contemplates performance in whole or in part after the Closing or otherwise expressly by their terms survive the Closing, which will survive the Closing in accordance with their terms until they have been performed or satisfied, and if no term is specified, then for the applicable statute of limitations, or (b) the survival of any Action based upon Actual Fraud, in which case the representations or warranties related thereto shall survive the Closing until such Action is resolved.

10.2. Notices. All notices, requests, demands, claims and other communications required or permitted hereunder must be in writing and must be delivered by nationally recognized overnight courier, registered mail, certified mail or facsimile or e-mail. Any notice, request, demand, claim, or other communication required or permitted hereunder will be deemed duly given, as applicable, (a) one (1) Business Day following the date sent when sent by overnight delivery, (b) on the day when sent when sent by e-mail, if no indication of non-delivery has been received by the sender or (c) upon personal delivery, addressed as follows:

If to Seller, or, prior to the Closing, the Company, to:

2-10 HBW Acquisition, L.P.

c/o Genstar Capital

Four Embarcadero Center, Suite 1900

San Francisco, CA 94111

Attention: Ryan Clark; Conor Flemming

E-mail: rclark@gencap.com; cflemming@gencap.com

With a copy (which will not constitute notice) to:

Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111

Attention: Elizabeth Gallucci

E-mail: elizabeth.gallucci@ropesgray.com

If to Buyer, or, after the Closing, to the Company, to:

Frontdoor, Inc.

3400 Players Club Parkway, Suite 300

Memphis, TN 38125

Attention: Jeffrey A. Fiarman; Jennifer Woods

Email: jfiarman@frontdoor.com; jennifer.woods@frontdoor.com

With a copy (which will not constitute notice) to:

Simpson Thacher & Bartlett LLP

435 Lexington Avenue

New York, NY

Attention: Kenneth B. Wallach, Jakob Rendtorff

Email: KWallach@stblaw.com; JRendtorff@stblaw.com

Any party may change the address to which notices, requests, demands, claims, and other communications required or permitted hereunder are to be delivered by providing to the other parties notice in the manner herein set forth.

10.3. Expenses of Transaction. Whether or not the Contemplated Transactions are consummated, except as otherwise specifically provided for in this Agreement, each of the parties hereto will assume and bear all expenses, costs and fees (including legal and accounting fees and expenses) incurred by such party in connection with the preparation, negotiation and execution and performance of this Agreement and the instruments and agreements referred to herein and the consummation of the Contemplated Transactions. Without limiting the foregoing, all fees and expense payable to the Escrow Agent shall be borne by Buyer.

10.4. Entire Agreement. The agreement of the parties that is comprised of this Agreement, the other Transaction Documents and the instruments and agreements referred to herein and therein sets forth the entire agreement and understanding between the parties and their respective Affiliates with respect to the subject matter thereof and supersedes any and all prior agreements, understandings, negotiations and communications (other than the Confidentiality Agreement prior to the Closing), whether oral or written, relating to the subject matter of this Agreement or any of the instruments and agreements referred to herein.

10.5. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or under public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic and legal substance of the Contemplated Transactions are not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, Seller and Buyer will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the end that the Contemplated Transactions are fulfilled in accordance with the terms hereof to the greatest extent possible.

10.6. Amendment. This Agreement may be amended or modified, but only by an instrument in writing executed by each of Seller and Buyer.

10.7. Parties in Interest. This Agreement will be binding upon and inure solely to the benefit of the parties hereto and their permitted assigns in accordance with Section 10.8. Nothing in this Agreement, express or implied, is intended to or will be construed to or will confer upon any other Person any right, claim, cause of action, benefit or remedy of any nature whatsoever under or by reason of this Agreement, including by way of subrogation, except (a) the provisions of Section 8.9 to the extent they apply to D&O Indemnified Persons, (b) the provisions of Section 10.17.1 to the extent they apply to the Non-Recourse

Parties, (c) the provisions of Section 10.20 to the extent they apply to Ropes & Gray LLP, (d) the provisions of Section 10.21 to the extent they apply to the Released Buyer Parties or Released Seller Parties and (e) as set forth in Section 10.17.2 to the extent they apply to the Debt Financing Parties. In addition, after the Closing, the provisions of this Article 10 shall be for the benefit of, and shall be enforceable by, Seller on its own behalf and on behalf of its respective Non-Recourse Parties.

10.8. Assignment. This Agreement and any rights and obligations hereunder may not be assigned, hypothecated or otherwise transferred by any party hereto (by operation of law or otherwise) without the prior written agreement of Buyer and Seller, provided that Buyer and, solely after the Closing, the Company, may assign its rights (but not its obligations) hereunder without the prior written consent of, but with written notice to, Seller, to (i) any of its Affiliates and/or (ii) any financing source (so long as Buyer remains fully liable for all of its obligations hereunder) for purposes of creating a security interest herein or otherwise assigning collateral in respect of any debt financing. Any purported assignment in breach of this Section 10.8 shall be null and void.

10.9. Governing Law. This Agreement, the Contemplated Transactions and all claims arising in whole or in part out of, related to, based upon, or in connection herewith or the subject matter hereof will be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule that would cause the application of the Laws of any jurisdiction other than the State of Delaware. Notwithstanding the foregoing, each of Seller and the Company agrees that any Action of any kind or nature (whether based on contract, tort or other theory) against or involving any Debt Financing Party in any way arising out of or relating to this Agreement, the Debt Financing, the Debt Commitment Letter (and the fee letter referred to therein), the performance thereof or the financings contemplated thereby or the transactions contemplated hereby (any such Action, a “Debt Financing Party Related Proceeding”) shall be governed by and construed in accordance with the laws of the State of New York (except for the interpretation of this Agreement, which shall be governed by and construed in accordance with the laws of the State of Delaware), without regard to principles of conflict of laws.

10.10. Consent to Jurisdiction. Each party to this Agreement, by its execution hereof, hereby (a) irrevocably submits to the exclusive jurisdiction of the Delaware Court of Chancery in Wilmington Delaware (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware, or, if such court declines to accept jurisdiction over a particular matter, the Superior Court of the State of Delaware) for the purpose of any and all Actions arising in whole or in part out of, related to, based upon or in connection with this Agreement, the Contemplated Transactions or the subject matter hereof, (b) waives to the extent not prohibited by applicable Laws, and agrees not to assert, by way of motion, as a defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such Action brought in one of the above-named courts should be dismissed on grounds of forum non conveniens, should be transferred to any court other than one of the above-named courts, or should be stayed by reason of the pendency of some other proceeding in any other court other than one of the above-named courts, or that this Agreement or the subject matter hereof may not be enforced in or by such court and (c) agrees not to commence any such Action other than before one of the above-named courts nor to make any motion or take any other Action seeking or intending to cause the transfer or removal of any such Action to any court other than one of the above-named courts whether on the grounds of inconvenient forum or otherwise. Notwithstanding the foregoing, any party may bring an Action in a court other than one of the above-named courts, to enforce the judgment of the above-named courts. Each party hereby (x) consents to service of process in any such Action in any manner permitted by the Laws of the State of Delaware; (y) agrees that service of process made in accordance with clause (x) or made pursuant to Section 10.2, will constitute good and valid service of process in any such Action; and (z) waives and agrees not to assert (by way of motion, as a defense, or otherwise) in any such Action any claim that service of process made in accordance with clause (x) or clause (y) does not constitute good and valid service of process. Notwithstanding the foregoing, each of Seller and the Company (i) agrees that any Debt Financing Party Related Proceeding shall be subject to the exclusive jurisdiction of the United States District Court for the Southern District of New York (and the appellate courts thereof) or if under applicable law exclusive jurisdiction is vested in state courts, the Supreme Court of the State of New York, County of New York, Borough of Manhattan, (ii) agrees that service of process in any Debt Financing Party Related Proceeding made pursuant to Section 10.2 will constitute good and valid service of process in any such Debt Financing Party Related Proceeding and (iii) irrevocably waives, to the fullest extent that it may effectively do so, the defense of forum non conveniens to the maintenance of any Debt Financing Party Related Proceeding in any such court.

10.11. Waiver of Jury Trial. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH OF THE PARTIES HERETO HEREBY WAIVES, AND AGREES TO CAUSE EACH OF ITS SUBSIDIARIES, IF ANY, TO WAIVE, AND COVENANTS THAT NEITHER IT NOR ANY OF ITS SUBSIDIARIES, IF ANY, SHALL ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE, ACTION, CLAIM, CAUSE OF ACTION, SUIT (IN CONTRACT, TORT OR OTHERWISE), INQUIRY, PROCEEDING OR INVESTIGATION ARISING OUT OF OR BASED UPON THIS AGREEMENT (INCLUDING WITH RESPECT TO THE DEBT FINANCING, THE DEBT COMMITMENT LETTER (AND THE FEE LETTERS REFERRED TO THEREIN) OR THE PERFORMANCE THEREOF OR THE FINANCINGS CONTEMPLATED THEREBY) OR THE CONTEMPLATED TRANSACTIONS OR THE SUBJECT MATTER OF SUCH AGREEMENTS OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE CONTEMPLATED TRANSACTIONS OR THEREBY, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 10.11 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

10.12. Reliance. Each of the parties hereto acknowledges that it has been informed by each other party that the provisions of Sections 10.10 and 10.11 constitute a material inducement upon which such party is relying and will rely in entering into this Agreement.

10.13. Specific Enforcement. Each of the parties acknowledges and agrees that the other parties would be damaged irreparably in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached or violated. Accordingly, each of the parties agrees that, without posting bond or similar undertaking, each of the other parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches or violations of the provisions of this Agreement and to the remedy of specific performance of this Agreement and the terms and provisions hereof in any Action instituted in any court having jurisdiction over the parties and the matter in addition to any other remedy to which such party may be entitled, at law or in equity. Each party further agrees that, in the event of any Action for specific performance in respect of such breach or violation, it shall not assert the defense that a remedy at law would be adequate. For the avoidance of doubt, in no event shall the exercise of the Company’s or Seller’s right to seek specific performance pursuant to this Section 10.13 reduce, restrict or otherwise limit Seller’s right to terminate this Agreement pursuant to Section 9.1 or pursue all applicable remedies at law.

10.14. No Waiver. No failure or delay on the part of any party hereto in the exercise of any right hereunder will impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty, covenant or agreement herein, nor will any single or partial exercise of any such right preclude any other or further exercise thereof or of any other right. No waiver of any provision of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar), or shall constitute a continuing waiver unless otherwise expressly provided. No waiver of any right or remedy hereunder shall be valid unless the same shall be in writing and signed by the party against whom such waiver is intended to be effective.

10.15. Negotiation of Agreement. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

10.16. Disclosure Schedules. No reference to or disclosure of any information in the Disclosure Schedules shall be construed as an admission or indication that such information is material or that such information is required to be referred to, disclosed in, or set forth on the Disclosure Schedules nor shall such information be deemed to establish a level or standard of materiality for purposes of this Agreement. The disclosures made in any single disclosure schedule shall be deemed to have been disclosed on any of the other disclosure schedules attached to this Agreement solely to the extent that it is reasonably apparent on the face of such disclosure that such disclosure relates to the subject matter of the disclosure schedule into which it is being incorporated pursuant to this sentence.

10.17. Non-Recourse.

10.17.1. Notwithstanding anything to the contrary contained herein, this Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement or the Contemplated Transactions, may only be made against the entities and Persons that are expressly identified as parties to this Agreement in their capacities as such and no former, current or future stockholders, equity holders, controlling Persons, directors, officers, employees, general or limited partners, members, managers, agents or Affiliates of any party hereto, or any former, current or future direct or indirect stockholder, equity holder, controlling Person, director, officer, employee, general or limited partner, member, manager, agent or Affiliate of any of the foregoing (each, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, this Agreement or the Contemplated Transactions or in respect of any representations made or alleged to be made in connection herewith (except to the extent such Non-Recourse Party is a named party to any Transaction Document (and then only to the extent of the specific obligations undertaken by such named party in such Transaction Document and not otherwise)); provided, that nothing in this Section 10.17 shall in any way limit or qualify any Action based upon Actual Fraud committed by such Person against whom such Action is being made. Without limiting the rights of any party against the other parties hereto, in no event shall any party or any of its Affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages hereunder from, any Non-Recourse Party.

10.17.2. Notwithstanding anything to the contrary contained in this Agreement, none of the Debt Financing Parties shall have any liability to the Company (prior to the Closing) and Seller for any obligations or liabilities of any party under this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby, including any Debt Financing Party Related Proceeding and each of the Company (prior to the Closing) and Seller agrees that it will not bring, or permit any of its Affiliates to bring, any such Debt Financing Party Related Proceeding against or involving any Debt Financing Party and waives any rights or claims against any Debt Financing Party in connection with the foregoing (whether in contract, tort, equity or otherwise); provided that Buyer may enforce, and seek remedies under, the Debt Commitment

Letter and nothing in this Agreement shall limit the rights of any of the parties to any Debt Commitment Letter or any other definitive agreement entered into in connection with the Debt Financing or any Alternative Financing. Each party hereto agrees that the Debt Financing Parties are express third party beneficiaries of, and may rely upon and enforce, any provisions in this Agreement reflecting the foregoing agreements in this Section 10.17.2 (including Sections 10.7(e) (solely to the extent it relates to this Section 10.17.2 and the Debt Financing Parties), 10.9 (solely to the extent it relates to the Debt Financing Parties), 10.10 (solely to the extent it relates to the Debt Financing Parties) and 10.11 (solely to the extent it relates to the Debt Financing Parties)) and such provisions and the definition of “Debt Financing Sources” and “Debt Financing Parties” (and any other provision of this Agreement the amendment, modification or alteration of which has the effect of modifying such provisions) shall not be amended in any way materially adverse to the Debt Financing Parties, without the prior written consent of the Debt Financing Sources party to the Debt Commitment Letter (and any such amendment without such prior written consent shall be null and void).

10.18. DISCLAIMER. NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS AGREEMENT, BUYER ACKNOWLEDGES AND AGREES THAT: (A) THE REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND SELLER EXPRESSLY SET FORTH IN ARTICLE 3 AND ARTICLE 4, RESPECTIVELY, AND IN ANY OTHER TRANSACTION DOCUMENT OR THE CERTIFICATES DELIVERED PURSUANT HERETO OR THERETO, ARE AND SHALL CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES OF SELLER AND THE COMPANY TO BUYER IN CONNECTION WITH THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS OR THE CONTEMPLATED TRANSACTIONS, AND (B) EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES REFERRED TO IN CLAUSE (A) ABOVE, NONE OF SELLER, ANY GROUP COMPANY NOR ANY NON-RECOURSE PARTY HAS MADE OR IS MAKING ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY, STATUTORY OR OTHERWISE, OF ANY NATURE, INCLUDING WITH RESPECT TO ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY AS TO THE MERCHANTABILITY, QUALITY, QUANTITY, SUITABILITY, FITNESS FOR ANY PARTICULAR PURPOSE, TITLE, OWNERSHIP, USE, ZONING, EXISTENCE OF LATENT DEFECTS OR ANY OTHER ASPECT OF THE BUSINESS OR THE ASSETS OF THE GROUP COMPANIES. NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS AGREEMENT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE 3 AND ARTICLE 4 AND IN ANY OTHER TRANSACTION DOCUMENT OR THE CERTIFICATES DELIVERED PURSUANT HERETO OR THERETO, ALL OTHER WARRANTIES OF SELLER OR THE COMPANY, EXPRESS OR IMPLIED, STATUTORY, LEGAL OR OTHERWISE, OF ANY NATURE, INCLUDING WITH RESPECT TO ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY AS TO THE MERCHANTABILITY, QUALITY, QUANTITY, SUITABILITY, FITNESS FOR ANY PARTICULAR PURPOSE, TITLE, OWNERSHIP, USE, ZONING, EXISTENCE OF LATENT DEFECTS OR ANY OTHER ASPECT OF THE BUSINESS OR THE ASSETS OF THE GROUP COMPANIES, ARE HEREBY EXPRESSLY DISCLAIMED. BUYER REPRESENTS, WARRANTS, COVENANTS AND AGREES, ON BEHALF OF IT AND ITS AFFILIATES, THAT IN DETERMINING TO ENTER INTO AND CONSUMMATE THIS AGREEMENT AND THE CONTEMPLATED TRANSACTIONS, IT IS NOT RELYING UPON ANY REPRESENTATION OR WARRANTY MADE OR PURPORTEDLY MADE BY OR ON BEHALF OF ANY PERSON, OTHER THAN THOSE EXPRESSLY MADE BY THE COMPANY AND SELLER AS SET FORTH IN ARTICLE 3 AND ARTICLE 4, RESPECTIVELY, AND IN ANY OTHER TRANSACTION DOCUMENT OR THE CERTIFICATES DELIVERED PURSUANT HERETO OR THERETO.

Without limiting the generality of the immediately preceding paragraph, it is understood and agreed by Buyer, on behalf of it and its Affiliates, that any cost estimates, projections or other predictions are not and shall not be deemed to be or to include representations or warranties, except to the extent explicitly set forth in Article 3 and Article 4, any other Transaction Document, and in the certificates delivered pursuant hereto or thereto as a representation and warranty by (and only by) the Company or Seller, as applicable.

10.19. Due Diligence Review. Buyer acknowledges, covenants and agrees, on behalf of itself and its Affiliates: (a) that it has conducted its own due diligence investigation and formed its own independent judgment with respect to the Group Companies; (b) that it has been furnished with or given access to documents and information about the Group Companies and their Business and operations to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement and the Contemplated Transactions; (c) that in entering into this Agreement, it has relied upon its own investigation and analysis and the representation, warranties, covenants and agreements set forth in this Agreement and the certificates delivered pursuant hereto and thereto; and (d) that (i) except to the extent explicitly set forth in Article 3 and Article 4, any other Transaction Document, and in the certificates delivered pursuant hereto or thereto, no representation or warranty has been or is being made by the Company or any other Person as to the accuracy or completeness of any of the information provided or made available to Buyer or any of its Representatives and (ii) there are uncertainties inherent in attempting to make estimates, projections, forecasts, plans, budgets and similar materials and information and Buyer is familiar with such uncertainties.

10.20. Attorney-Client Privilege and Waiver of Conflicts. Buyer hereby waives and agrees to not assert, and agrees to cause the Group Companies to waive and not assert, any actual or potential conflict of interest arising out of or relating to the representation, after the Closing Date, of Seller in any dispute with Buyer or the Group Companies or any other matter involving the Contemplated Transactions (each, a “Post-Closing Representation”), by Ropes & Gray LLP, or any other internal or external legal counsel currently representing the Group Companies (each, a “Prior Company Counsel”) in connection with the Contemplated Transactions (“Pre-Closing Representation”). Buyer further waives and agrees to not assert, and agrees to cause each Group Company to waive and not assert, in connection with any Post-Closing Representation, any attorney-client privilege with respect to any communication between any Prior Company Counsel and Seller, such Group Company and/or any officer, employee or manager of the Group Company that occur during (and relate to) the Pre-Closing Representation (it being the intention of the parties hereto that all rights to such attorney-client privilege, including the right to control such attorney-client privilege, shall be held by Seller). Recognizing that Prior Company Counsel has acted as legal counsel to the Group Companies, certain of the direct and indirect holders of Shares and certain of their respective Affiliates prior to date hereof, and that Prior Company Counsel intends to act as legal counsel to Seller and certain of the direct and indirect holders of Shares as of immediately prior to the Closing and their respective Affiliates (which will no longer include the Group Companies) after the Closing, each of Buyer and the Company hereby waives, on its own behalf and agrees to cause its Affiliates and the Subsidiaries to waive, any conflicts that may arise in connection with Prior Company Counsel representing Seller or any direct or indirect holders of the Shares or their Affiliates after the Closing as such representation may relate to Buyer, the Group Companies or the Contemplated Transactions. In addition, all attorney-client confidences with respect to communications between direct and indirect holders of Shares, the Group Companies and their respective Affiliates, on the one hand, and Prior Company Counsel, on the other hand, related to the sale of the Shares shall belong solely to the direct and indirect holders of Shares and their respective Affiliates (and not the Group Companies) (the “Seller Pre-Closing Communications”). Accordingly, the Group Companies shall not have access to any such Seller Pre-Closing Communications or to the files of Prior Company Counsel relating to such engagement from and after the Closing, and all Records and other materials of the Group Companies in any medium (including electronic copies) containing or reflecting any of Seller Pre-Closing Communications or the work product of legal counsel with respect thereto, including any related summaries, drafts or analyses, and all rights with respect to any of the foregoing, are hereby assigned and transferred to Seller effective as of the

Closing. Such material and information shall be excluded from the transfer contemplated by this Agreement and shall be distributed to Seller immediately prior to the Closing with no copies thereof retained by the Company, Buyer or any of their respective Subsidiaries or representatives. From and after the Closing, Buyer and the Company shall use commercially reasonable efforts to maintain the confidentiality of all such material and information in accordance with Section 8.3. From and after the Closing, none of Buyer, the Company and their respective Subsidiaries, Affiliates and representatives shall access or in any way, directly or indirectly, use or rely upon any such materials or information, provided, that in the event that Buyer or any Group Company is legally required to produce any such information in their possession, Buyer shall, to the extent legally permitted, promptly notify Seller so that Seller can seek a protective order or take other appropriate action and Buyer and the Group Companies agree to use all commercially reasonable efforts to assist therewith, and may disclose such information to the extent so required. To the extent that any such materials or information are not delivered to Seller they will be held for the benefit of Seller, and Buyer, the Company and their respective Subsidiaries will deliver all such material and information to Seller promptly upon discovery thereof, without retaining copies thereof. Without limiting the generality of the foregoing, from and after the Closing, (a) the direct and indirect holders of Shares as of immediately prior to the Closing and their respective Affiliates (and not the Group Companies) shall be the sole holders of the attorney-client privilege with respect to such engagement, and no Group Company shall be a holder thereof, (b) to the extent that files of Prior Company Counsel in respect of such engagement constitute property of the client, only the direct and indirect holders of Shares as of immediately prior to the Closing and their respective Affiliates (and not the Group Companies) shall hold such property rights and (c) Prior Company Counsel shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to any Group Company by reason of any attorney-client relationship between Prior Company Counsel and any Group Company or otherwise. Notwithstanding the foregoing, in the event that a dispute arises after the Closing between Buyer or any of its Affiliates (including, from and after the Closing, any Group Company), on the one hand, and a third party other than (and not an Affiliate of) a party to this Agreement, on the other hand, a Group Company may assert the attorney-client privilege to prevent disclosure of confidential communications by Prior Company Counsel to such third party; provided, however, that such Group Company may not waive such privilege without the prior written consent of Seller. Each of Buyer and the Company hereby acknowledges and confirms that it has had the opportunity to review and obtain adequate information regarding the significance and risks of the waivers and other terms and conditions of this Section 10.20, including the opportunity to discuss with counsel such matters and reasonable alternatives to such terms. This Section 10.20 is for the benefit of Seller and each Prior Company Counsel, and Seller and each Prior Company Counsel are intended third party beneficiaries of this Section 10.20. This Section 10.20 shall be irrevocable, and no term of this Section 10.20 may be amended, waived or modified, without the prior written consent of Seller and the Prior Company Counsel affected thereby.

10.21. Release. Effective as of the Closing Date (but only if the Closing actually occurs), except for any rights or obligations under this Agreement or any Transaction Document, Buyer, each on behalf of itself and each of its Subsidiaries (including the Group Companies) and Affiliates and each of its current, former and future officers, directors, employees, partners, members, advisors, successors and assigns (collectively, the “Releasing Buyer Parties”), hereby irrevocably and unconditionally releases and forever discharges Seller, its Affiliates and each of their respective current, former and future officers, directors, employees, equity holders, partners, managers, members, advisors, successors and assigns (collectively, the “Released Seller Parties”) of and from any and all actions, causes of action, suits, proceedings, executions, judgments, duties, debts, dues, accounts, bonds, Contracts and covenants (whether express or implied), and claims and demands whatsoever whether in law or in equity (whether based upon contract, tort or otherwise) which the Releasing Buyer Parties may have against each of the Released Seller Parties, now or in the future, in each case in respect of any cause, matter or thing relating to the management or operation of the Company or any of its current or former Subsidiaries or any actions taken or failed to be taken by any of the Released Seller Parties in any capacity related to the Company or its current or former Subsidiaries occurring or arising on or prior to the Closing, but only to the extent that such cause, matter or thing does not otherwise constitute Actual Fraud. Effective as of the Closing Date (but only if the Closing actually occurs), except for any rights or obligations under this Agreement or any Transaction Document, Seller, each on behalf of itself and each of its Affiliates and each of its current, former and future officers, directors, employees, partners, members, advisors, successors and assigns (collectively, the “Releasing Seller Parties”), hereby irrevocably and unconditionally releases and forever discharges Buyer, its Affiliates (including the Group Companies) and each of their respective current, former and future officers, directors, employees, equity holders, partners, managers, members, advisors, successors and assigns (collectively, the “Released Buyer Parties”) of and from any and all actions, causes of action, suits, proceedings, executions, judgments, duties, debts, dues, accounts, bonds, Contracts and covenants (whether express or implied), and claims and demands whatsoever whether in law or in equity (whether based upon contract, tort or otherwise) which the Releasing Seller Parties may have against each of the Released Buyer Parties, now or in the future, in each case in respect of any cause, matter or thing relating to the management or operation of the Company or any of its current or former Subsidiaries or any actions taken or failed to be taken by any of the Released Buyer Parties in any capacity related to the Company or its current or former Subsidiaries occurring or arising on or prior to the Closing, but only to the extent that such cause, matter or thing does not (i) otherwise constitute Actual Fraud or (ii) with respect to any Releasing Seller Party who is or was an individual service provider to the Company or any of its current or former Subsidiaries, relate to any rights to accrued, earned or vested compensation or benefits or any rights to indemnification, protection under directors and officers liability or other similar insurance, or advancement of expenses under any agreement with or policy maintained by the Company or any of its current or former Subsidiaries or pursuant to applicable Law. The provisions of this Section 10.21 are intended to be for the benefit of, and enforceable by the Released Buyer Parties and Released Seller Parties referenced in this Section 10.21 and each such Person shall be a third party beneficiary of this Section 10.21. Nothing contained in this Agreement shall be construed to prohibit a Releasing Buyer Party or Releasing Seller Party from filing a charge with or participating in any investigation or proceeding conducted by the federal Equal Employment Opportunity Commission or a comparable state or local agency; provided, however, that each Releasing Buyer Party and Releasing Seller Party hereby agrees to waive his or her right to recover monetary damages or other individual relief in any such charge, investigation or proceeding or any related complaint or lawsuit filed by such Releasing Buyer Party or Releasing Seller Party or by anyone else on his or her behalf.

10.22. Headings. The headings contained in this Agreement are inserted only for reference as a matter of convenience and in no way define, limit or describe the scope or intent of this Agreement, and will not affect in any way the construction, meaning or interpretation of this Agreement.

10.23. Counterparts; Electronic Signature. This Agreement may be executed in any number of counterparts, and by the different parties hereto in separate counterparts, each of which will be deemed an original for all purposes and all of which together will constitute one and the same instrument. This Agreement may be executed by facsimile or .pdf signature by any party and such signature will be deemed binding for all purposes hereof without delivery of an original signature being thereafter required.

[The remainder of this page is intentionally blank. Signatures follow.]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed under seal by their respective duly authorized officers as of the day and year first written above.

BUYER:	FRONTDOOR, INC.

	By:	/s/ William C. Cobb
	Name:	William C. Cobb
	Title:	Chairman & Chief Executive Officer

[Signature Page to Share Purchase Agreement]

THE COMPANY:	2-10 HOLDCO, INC.

	By:	/s/ Ryan M. O’Hara
	Name:	Ryan M. O’Hara
	Title:	Chief Executive Officer

SELLER:	2-10 HBW ACQUISITION, L.P.

	By:	Genstar VIII GP LLC, its General Partner

	By:	/s/ J. Ryan Clark
	Name:	J. Ryan Clark
	Title:	Managing Director

[Signature Page to Share Purchase Agreement]